1





# United Security Bancshares, Inc.

PARENT COMPANY OF FIRST UNITED SECURITY BANK

# Notice and Proxy Statement
# and
# 2011 Annual Report

**United Security Bancshares, Inc.**
**2011 Letter to Shareholders**

Dear Shareholder:

United Security Bancshares, Inc. completed a most challenging year in 2011. The year was characterized by continuing economic weakness in the markets we serve, weak loan demand, management changes, recognition of losses in our loan portfolio and other real estate owned (OREO), and, finally, a year-end loss for your company. We have made concerted efforts to identify and recognize problem loans in our portfolio and believe that significant progress has been made toward that end. The costs associated with non-performing loans, provision for loan losses, and the holding and selling of OREO had a significant negative impact on earnings, and this will continue until we have reduced these assets to normal levels. Although we expect these factors to continue to exert pressure on our earnings in 2012, we believe that the long-term prospects for your company are fundamentally sound. Our deposits and net interest income continue to grow and indicate that our primary strength lies with our customers and their favorable relationships with us.

## 2011 Results

*Loans*

The year 2011 was characterized by lower loan demand, continued identification of problem loans in the commercial real estate segment, and a focus by management on improving the quality of the loan portfolio and on reducing non-performing loans and OREO. Loans declined $6.4 million, or 1.65%, from year-end 2010. This reduction was a result of both a reduction in loans outstanding and an increase in the total allowance for loan losses ($1.3 million).

The provision for loan losses, which reduces earnings, declined slightly in 2011 to 4.63% of annualized average loans. This expense was similar to the 2010 provision, which was $19.1 million, or 4.64%, of annualized average loans. We believe that our active approach to recognizing these potential loan write-downs is the most appropriate method to return your company to a sound, profitable operation as quickly as possible. The majority of these provisions for loan losses in 2011 were caused by the declining values of commercial real estate, primarily residential real estate development loans and land loans for future real estate development, and our loan customers' inabilities to sell this real estate in the currently depressed market. While it will take some period of time to deal with these problem loans, we believe that we have identified loans of this nature and have adequately reserved for expected losses. We are pleased to report that our non-performing loans are down over 18% to $18.8 million compared to the third quarter of 2011. OREO is also down to $16.8 million, a decrease of $8.9 million from December 31, 2010. Except in rare instances, our bank does not intend to make real estate loans of this nature in the future.

*Deposits*

Total deposits rose 4.7% in 2011 to $527.1 million. We believe that this growth is a direct result of our loyal customer base and the quality of service delivered by our employees. We believe that our broad array of services fulfills the majority of needs of our consumer and commercial customers in the markets we serve.

**United Security Bancshares, Inc.**
**2011 Letter to Shareholders**

*Capital*

Our capital remains above the "well-capitalized" guidelines, as defined by our regulatory authorities. We have maintained this highest regulatory capital rating without participating in the Troubled Asset Relief Program (TARP) or other government-assisted loan arrangements. We remain focused on protecting our capital base for our shareholders and depositors.

*Earnings*

The after-tax loss reported by the company in 2011 was $9.1 million. The primary factors creating this loss were a $4.1 million write-off of goodwill, $18.8 million in charges to earnings for the provision for loan losses and write-downs and other expenses associated with OREO. We believe that these write-downs are reflective of the continued soft economic conditions that have significantly impacted commercial and residential real estate in our northern region and, to some extent, the timber industry centered primarily in our southern region. Net interest income rose to $35.3 million in 2011, and the net interest margin improved to 6.17% in 2011 from 5.83% in 2010. It is important to note that the write-off of goodwill is a non-cash charge and does not affect our cash flows, liquidity, tangible book capital or regulatory capital ratios.

## Looking Forward

Our focus in the near term is to continue to improve the performance of our loan portfolio. We will do this by concentrating on reducing non-performing loans, reducing the level of past due loans, applying safe and sound lending principals to new requests and diversifying the types of new loans that we acquire. Our management team is committed to correcting the problem loans in our portfolio and reducing non-performing assets in a deliberate and consistent manner. All sectors of our economy have been adversely affected by the severe recent recession, and the lack of a robust economic recovery will continue to slow our improvement. Most banks have been affected by these factors, but many do not have the strength in their capital base to recover quickly. Our company has both the capital base and the fundamental earnings power to provide for a timely recovery.

We are committed to improved financial results, and to enhancing shareholder value. We will accomplish this by delivering the products that our customers need at a high level of customer service, charging a competitive price and doing so in a safe and sound manner. We remain optimistic about our future, and we certainly appreciate the confidence that you have placed in us.

Hardie B. Kimbrough
*Chairperson, Board of Directors*

James F. House
*President and CEO*

**United Security** Bancshares, Inc.

TO OUR SHAREHOLDERS:

We will hold the 2012 Annual Meeting of Shareholders of United Security Bancshares, Inc. ("Bancshares"), at 2:00 p.m., Central Daylight Time, on Wednesday, May 9, 2012, at Alabama Southern Community College, 30755 Highway 43 South, Thomasville, Alabama 36784.

We have enclosed a notice of the meeting, a proxy statement, a proxy and the Annual Report to Shareholders for 2011 and hope that you will study the enclosed materials carefully and attend the meeting in person.

Whether or not you plan to attend the meeting, please complete, sign and date the enclosed proxy and return it as promptly as possible. You may return the proxy by facsimile or by mail in the accompanying envelope, or you may vote your shares via the Internet or by telephone. Please review the instructions on each of these options in the proxy statement and on your proxy card. You may revoke your proxy by voting in person at the meeting, by signing and delivering a later-dated proxy, by giving written notice of revocation to the Secretary of Bancshares or by a later vote via the Internet or by telephone at any time before the proxy is voted.

Sincerely,

Hardie B. Kimbrough
*Chairperson of the Board*

James F. House
*President and Chief Executive Officer*

April 3, 2012

**UNITED SECURITY BANCSHARES, INC.**
131 West Front Street
Post Office Box 249
Thomasville, Alabama 36784
(334) 636-5424

**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS**
to be held on
May 9, 2012

TO THE SHAREHOLDERS OF UNITED SECURITY BANCSHARES, INC.:

United Security Bancshares, Inc. ("Bancshares") will hold its 2012 Annual Meeting of Shareholders (the "Annual Meeting") at Alabama Southern Community College, 30755 Highway 43 South, Thomasville, Alabama 36784, on Wednesday, May 9, 2012, at 2:00 p.m., Central Daylight Time, for the following purposes:

(1) to elect eleven (11) directors of Bancshares to serve for the ensuing year;

(2) to ratify the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2012;

(3) the advisory approval of Bancshares' executive compensation; and

(4) to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements of such meeting.

The Board of Directors has fixed the close of business on March 14, 2012 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting.

A complete list of the shareholders of Bancshares will be available and open for examination by any shareholder of Bancshares during ordinary business hours beginning two business days after the mailing of this notice of the Annual Meeting.

All shareholders are cordially invited to attend the Annual Meeting. Information on how to obtain directions to be able to attend the Annual Meeting and vote in person can be found at the following website: http://www.cfpproxy.com/4328. Whether or not you plan to attend the Annual Meeting in person, you are requested to complete, sign and date the enclosed proxy and send it promptly by facsimile or mail in the envelope provided for this purpose, or vote your shares via the Internet or by telephone using the instructions provided in the proxy statement and on your proxy card. The proxy may be revoked by voting in person at the Annual Meeting, by signing and delivering a later-dated proxy, by giving written notice of revocation to the Secretary of Bancshares or by a later vote via the Internet or by telephone at any time prior to the voting thereof.

By Order of the Board of Directors,

Beverly J. Dozier

Beverly J. Dozier
*Secretary*

Thomasville, Alabama
April 3, 2012

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 9, 2012: BANCSHARES' PROXY STATEMENT AND 2011 ANNUAL REPORT ARE AVAILABLE AT http://www.cfpproxy.com/4328.**

PROXY STATEMENT
TABLE OF CONTENTS


| | Page |
|---|---|
| **INTRODUCTION** | 1 |
| Shareholders Eligible to Vote | 2 |
| Information About a Quorum | 2 |
| Vote Required to Approve Proposals | 2 |
| Abstentions | 2 |
| Voting Shares Held in "Street Name" | 3 |
| **PROPOSAL 1 ELECTION OF DIRECTORS** | 4 |
| Information About Director-Nominees | 5 |
| Director Not Standing for Re-election | 7 |
| Information About Executive Officers Who Are Not Also Directors | 7 |
| **CORPORATE GOVERNANCE** | 9 |
| Director Independence | 9 |
| Company Leadership Structure | 10 |
| Risk Oversight | 10 |
| Board Structure and Committees | 10 |
| Consideration of Director-Nominees | 12 |
| Shareholder Communications with the Board of Directors | 13 |
| **TRANSACTIONS WITH RELATED PERSONS** | 14 |
| Policy and Procedures Regarding Related Person Transactions | 14 |
| Certain Transactions with Related Persons | 14 |
| **COMPENSATION DISCUSSION AND ANALYSIS** | 15 |
| **COMPENSATION COMMITTEE REPORT** | 19 |
| **EXECUTIVE COMPENSATION** | 20 |
| 2011 Summary Compensation Table | 20 |
| Potential Payments Upon Termination or Change in Control | 22 |
| **DIRECTOR COMPENSATION** | 25 |
| 2011 Director Compensation Table | 26 |
| **COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION** | 27 |
| **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT** | 28 |
| **SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE** | 30 |
| **AUDIT COMMITTEE REPORT** | 31 |
| **PROPOSAL 2 RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS** | 32 |
| General | 32 |
| Pre-Approval Policies and Procedures | 32 |
| Audit and Other Service Fees | 32 |
| Vote Required; Board Recommendation | 33 |
| **PROPOSAL 3 ADVISORY APPROVAL OF EXECUTIVE COMPENSATION** | 34 |
| **SHAREHOLDER PROPOSALS FOR 2013 ANNUAL MEETING** | 35 |
| **OTHER MATTERS** | 36 |

**UNITED SECURITY BANCSHARES, INC.**
**131 West Front Street**
**Post Office Box 249**
**Thomasville, Alabama 36784**
**(334) 636-5424**

# PROXY STATEMENT FOR THE 2012 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 9, 2012

## INTRODUCTION

This Proxy Statement is furnished on or about April 3, 2012 by United Security Bancshares, Inc. ("Bancshares") to the holders of common stock of Bancshares in connection with the 2012 Annual Meeting of Shareholders, and any adjournments or postponements thereof, to be held on Wednesday, May 9, 2012, at 2:00 p.m., Central Daylight Time, at Alabama Southern Community College, 30755 Highway 43 South, Thomasville, Alabama 36784 (the "Annual Meeting"). The matters to be considered and acted upon are:

(1) the election of eleven (11) directors of Bancshares;

(2) the ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2012;

(3) the advisory approval of Bancshares' executive compensation; and

(4) the transaction of such other business as may properly come before the Annual Meeting.

The Board of Directors of Bancshares is soliciting the proxy, which is revocable at any time before it is voted. You may revoke the proxy by voting in person at the Annual Meeting, by signing and delivering a later-dated proxy, by giving written notice of revocation to the Secretary of Bancshares or by a later vote via the Internet or by telephone. We must, however, actually receive the written notice, later-dated proxy or later Internet or telephone vote before the vote of the shareholders. We will vote all properly executed proxies delivered pursuant to this solicitation at the Annual Meeting and in accordance with instructions given, if any. If no instructions are given, we will vote the proxies as recommended by the Board – FOR Proposals 1, 2 and 3 – and in accordance with the instructions of management as to any other matters that may come before the Annual Meeting.

To vote by proxy, you must do one of the following:

- Vote via the Internet. You can vote your shares via the Internet until 2:00 a.m. Central Daylight Time on May 9, 2012 by following the instructions on your proxy card. The website address for Internet voting is indicated on your proxy card. Internet voting is available 24 hours a day.
- Vote by Telephone. You can vote your shares by telephone by calling the toll-free number listed on your proxy card on a touch-tone telephone 24 hours a day until 2:00 a.m. Central Daylight Time on May 9, 2012. Easy-to-follow voice prompts enable you to vote your shares and confirm that your instructions have been properly recorded.
- Vote by Facsimile. If you choose to vote by facsimile, please complete, sign, date and fax your proxy card to the number listed on your proxy card until 9:00 a.m. Central Daylight Time on May 9, 2012.
- Vote by Mail. If you choose to vote by mail, please complete, sign, date and return your proxy card in the accompanying envelope. Please promptly mail your proxy card to ensure that it is received prior to the Annual Meeting.

**NOTE: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares, and you must follow the instructions for voting your shares that you receive from your broker, bank or other nominee. Please refer to the section below entitled "Voting Shares Held in 'Street Name'" for more information about how to vote your shares.**

Bancshares will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, we may solicit proxies by personal interview, telephone, facsimile and electronic communication. Banks, brokers or other nominees will forward the proxy materials to their principals or beneficial owners and obtain authorization for the execution of proxies. Bancshares will, upon request, reimburse banks, brokers and other nominees for their reasonable expenses in forwarding proxy materials to their principals or beneficial owners.

**Shareholders Eligible to Vote**

We are sending this Proxy Statement to shareholders of record as of the close of business on March 14, 2012. Only shareholders as of this date are eligible to vote at the Annual Meeting. At the close of business on March 14, 2012, there were 6,036,792 shares of the common stock of Bancshares, par value $0.01 per share, outstanding. Each shareholder is entitled to one vote in person or by proxy for each share of common stock held on all matters properly to come before the Annual Meeting.

**Information About a Quorum**

At the Annual Meeting, the presence of a majority of the outstanding shares of Bancshares' common stock entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business. If a quorum is not present, or if the Chairperson of the Annual Meeting decides that more time is necessary for the solicitation of proxies, the Chairperson may adjourn the Annual Meeting, with or without shareholder vote. Alternatively, if there is a shareholder vote to adjourn the Annual Meeting based on the absence of a quorum, the named proxies will vote all shares of common stock for which they have voting authority in favor of the adjournment.

**Vote Required to Approve Proposals**

Assuming the presence of a quorum, the directors of Bancshares will be elected by a plurality of the shares cast at the Annual Meeting – in other words, the director nominees receiving the most votes will be elected (Proposal 1). The ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2012 (Proposal 2) will require the affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on the matter. Proposal 3 calls for the advisory approval of Bancshares' executive compensation and will require for adoption the affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on the matter.

Following the Annual Meeting, we will file a Form 8-K with the Securities and Exchange Commission to disclose the results of voting on each proposal, as required by applicable rules.

**Abstentions**

A shareholder may abstain or withhold his or her vote (collectively, "abstentions") with respect to each item submitted for shareholder approval. Abstentions will be counted as present for purposes of determining the existence of a quorum but will be counted as not voting on any proposal brought before the Annual Meeting. Since the election of directors (Proposal 1) is determined by the votes cast at the Annual Meeting, abstentions will not affect the outcome of this matter. An abstention as to the ratification of the appointment of Carr, Riggs &

Ingram, LLC as independent registered public accountants for the year ending December 31, 2012 (Proposal 2) and as to the advisory approval of Bancshares' executive compensation (Proposal 3) will have the same effect as voting against these proposals, given that the outcome of each proposal is determined by shares represented at the Annual Meeting and entitled to vote on the matter.

**Voting Shares Held in "Street Name"**

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote and are also invited to attend the Annual Meeting. Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing the broker, bank or other nominee regarding how to vote your shares. If you hold your shares in "street name," it is critical that you return the voting instruction card if you want your votes to count in the election of directors (Proposal 1) and with respect to the advisory approval of Bancshares' executive compensation (Proposal 3). If you hold your shares in "street name" and want to vote in person at the Annual Meeting, you must obtain a proxy from your broker, bank or other nominee and bring that proxy to the Annual Meeting.

In the past, if you held your shares in "street name," and you did not indicate how you wanted your shares to be voted in the election of directors, your broker, bank or other nominee was allowed to vote those shares on your behalf in the election of directors as they felt appropriate. Certain regulatory changes have taken away the ability of your broker, bank or other nominee to vote your uninstructed shares in the election of directors on a discretionary basis. Similarly, if you do not direct your broker, bank or other nominee as to how to vote with respect to the executive compensation matter (Proposal 3), your broker, bank or other nominee may not vote on these matters. **Therefore, if you hold your shares in "street name" and do not instruct your bank, broker or other nominee on how to vote in the election of directors or with respect to the executive compensation matter, your shares will not be voted for any director nominee, the executive compensation matter or on any other proposal on which your broker, bank or other nominee does not have discretionary authority (resulting in a "broker non-vote").**

Broker non-votes are counted for general quorum purposes but are not deemed to be present with respect to any matter for which a broker does not have discretionary authority to vote. Broker non-votes will not be counted for purposes of the election of directors (Proposal 1) but will have no effect on the outcome of the election of directors based on the plurality voting standard. Broker non-votes will not be taken into account in determining the outcome of the advisory approval of Bancshares' executive compensation (Proposal 3). Your bank, broker or other nominee will continue to have discretion to vote any uninstructed shares on the ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ended December 31, 2012 (Proposal 2); there should be no broker non-votes with respect to this item.

## PROPOSAL 1
## ELECTION OF DIRECTORS

Bancshares' Bylaws provide that the Board of Directors shall consist of not less than three (3) and not more than twenty-five (25) directors, and, if a number is not fixed by the Board of Directors, the Bylaws state that there shall be sixteen (16) directors. Effective December 31, 2011, Dr. Wayne C. Curtis, who served as a member of the Board of Directors since 2000, retired from the Board of Directors. Further, on December 31, 2011, Dan R. Barlow, who has served as a member of the Board of Directors since 1997, notified Bancshares that he would not stand for re-election to the Board of Directors at the Annual Meeting. As a result of these events, at a meeting on February 23, 2012, the Board of Directors approved a reduction in the size of the Board of Directors to eleven (11) persons, effective as of the conclusion of the Annual Meeting. The Nominating, Executive and Corporate Governance Committee and the current Board of Directors believe that a Board of Directors of eleven (11) persons is practical and efficient at this point in time.

Based on the nomination by the Nominating, Executive and Corporate Governance Committee, the Board of Directors recommends that the shareholders elect the eleven (11) director-nominees named below to hold office until the 2013 Annual Meeting of Shareholders of Bancshares or until their successors are elected and qualified. All of the nominees currently serve as directors. Unless "Withhold" or "For All Except" is noted as to all or some of the nominees, proxies will be voted at the Annual Meeting FOR the election of the eleven (11) nominees to the Board of Directors. Shareholders may not vote for a greater number of persons than the number of nominees named. The Board recommends **THAT YOU VOTE FOR THE ELECTION OF THE ELEVEN (11) NOMINEES.**

While we know of no reason why any nominee would be unable to serve as a director, if, before the voting at the Annual Meeting, any person to be elected a director is unable to serve, the shares that would otherwise be voted for such person may be voted for the election of such substitute person as the Board of Directors may recommend.

The following provides certain biographical information about the individuals who have been nominated for election as directors of Bancshares. Each of the nominees currently serves as a director of Bancshares. The biographical information for each of the nominees below contains a description of the individual's service as a director, business experience, director positions held currently or at any time during the last five years, if applicable, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes and skills that caused the Board of Directors to determine that the individual should serve as a director. The stock ownership with respect to each nominee is set forth in the table entitled "Security Ownership of Certain Beneficial Owners and Management" that appears in this Proxy Statement on page 28.

Subsequent to the Annual Meeting, Bancshares, as the sole shareholder of First United Security Bank ("First United Security"), Bancshares' banking subsidiary, intends to re-elect all of the newly-elected directors of Bancshares as directors of First United Security. Mr. Kimbrough is currently the Chairperson of the Board of Bancshares and the Chairperson of the Board of First United Security.

Information regarding the executive officers of Bancshares who are not directors, as well as information regarding Mr. Barlow, who is not standing for re-election to the Board of Directors at the Annual Meeting, is also provided.

## Information About Director-Nominees

*Andrew C. Bearden, Jr.*
Director since 2009
Age 65

Mr. Bearden practices as a Certified Public Accountant at Andrew C. Bearden, Jr. CPA and works as a management consultant through his company, BEACO Consulting LLC, in Thomasville, Alabama. Mr. Bearden served Peoples BancTrust Co., Inc. in Selma, Alabama as Chief Financial Officer, Executive Vice President from January 1997 until January 2007 and as Chief Operating Officer, Executive Vice President from January 2007 until October 2007. Mr. Bearden also served as an officer of BankTrust in Mobile, Alabama in the role of Chief Operating Officer, Executive Vice President from October 2007 until February 2009.

Mr. Bearden's extensive prior experience in the banking industry, specifically his experience and leadership roles with two public companies, as well as his accounting background and current accounting practice, give him a wide range of accounting, financial, capital markets, risk assessment and other executive management experience and skills, all of which provide valuable insight and expertise to the Board of Directors.

*Linda H. Breedlove*
Director since 1997
Age 68

Ms. Breedlove serves as a part-time writer and proofer for The South Alabamian, Inc., a newspaper publishing company. She also performs certain bookkeeping functions for The South Alabamian, Inc. and The Thomasville Times. She served as Publisher/Editor of The South Alabamian, Inc. for 29 years until January 2003. Ms. Breedlove was employed with Breedlove Office Supply and Printing from January 2003 until April 2004.

The Board of Directors believes that Ms. Breedlove's business and management experience gained from her long career in newspaper publishing, as well as her local community and civic leadership roles and involvement and knowledge of the local market, all make her a valuable contributor to the Board of Directors.

*Gerald P. Corgill*
Director since 1985
Age 70

Mr. Corgill has served as President of Dozier Hardware Company, Inc., a hardware and building supply company, including a gift shop, in Thomasville, Alabama since 1982.

The Board of Directors believes that Mr. Corgill's skills and business experience, as well as the various operational and leadership roles in which he has served his business, all provide him with a wide range of knowledge on topics important to business, which knowledge contributes greatly to the composition of the Board of Directors.

*John C. Gordon*
Director since 1997
Age 54

Mr. Gordon has been self-employed, performing forestry, timberland and investment services for Forest Services, Inc. (land management) since 1994 and for SS&J Land Co., Inc. since 1998. Mr. Gordon serves as president of both entities.

Mr. Gordon's business management, investment and risk assessment skills obtained from his leadership of these companies and his experience in the forestry business are all valuable to the Board of Directors.

*William G. Harrison*
Director since 1976
Age 66

Mr. Harrison served as Timber Settlements and Records Manager for Linden Lumber Company (sawmill) from 1999 until his retirement in 2008. For approximately 20 years prior to his position at Linden Lumber Company, Mr. Harrison was the Chief Executive Officer and sole owner of Bedsole Dry Goods, a department store chain consisting of department stores and variety stores.

The Board of Directors believes that Mr. Harrison's extensive business experience, specifically his understanding of accounts management and credit and collection risk, contributes greatly to the composition of the Board of Directors.

*James F. House*
Director since 2011
Age 59

Mr. House became a director of Bancshares pursuant to an employment agreement among Bancshares, First United Security and Mr. House dated November 7, 2011, and Mr. House has served as President and Chief Executive Officer of Bancshares and First United Security since then. Mr. House has extensive prior experience in the banking industry. From May 2009 until November 2011, he served as Florida Division President of BankTrust. From 2005 until 2009, Mr. House was a business consultant focusing on management, investments and commercial and consumer lending issues. Prior to that, he held numerous executive and senior management positions with SouthTrust Bank, including Executive Vice President, General Bank Commercial (2003-2004); Chief Executive Officer, Urban West Region (2002-2003); Chief Executive Officer, North Alabama/Tennessee Region (2000-2001); Chief Executive Officer, Birmingham Market Bank (1999-2003); and Chairman and Chief Executive Officer, SouthTrust Bank of Dothan, N.A. (1994-1998).

The Board of Directors believes that, from these years of experience in a number of positions and areas in banking and his senior executive level services to Bancshares and First United Security, Mr. House has gained an intimate knowledge of the banking industry and, more specifically, the business and operations of Bancshares and First United Security, which provides valuable insight to the Board of Directors.

*Hardie B. Kimbrough*
Director since 1986
Age 74

Mr. Kimbrough is currently Of Counsel with the Gilmore Law Firm. Mr. Kimbrough served as Presiding Circuit Judge for the First Judicial Circuit of the State of Alabama from 1977 until his retirement in 1995.

Through his years of experience as a lawyer and member of the judiciary, Mr. Kimbrough gained extensive knowledge of the communities served by Bancshares and First United Security and the economies of those communities, which has provided Mr. Kimbrough with valuable risk and creditworthiness assessment skills. Mr. Kimbrough has also undergone extensive training in bank management and leadership in his role as Chairperson of the Board. The Board of Directors believes that all of this experience, in addition to Mr. Kimbrough's understanding and knowledge of Bancshares and First United Security gained from his years of service to these institutions, contributes greatly to the composition of the Board of Directors.

*J. Lee McPhearson*
Director since 2009
Age 58

Mr. McPhearson is an attorney, currently practicing in Butler, Alabama. Mr. McPhearson also serves as County Attorney for Choctaw County, Alabama. From 1995 until 2002, Mr. McPhearson served as Circuit Judge for the First Judicial Circuit of the State of Alabama and previously served from 1981 until 1987 as District Attorney for the First Judicial Circuit. Mr. McPhearson is currently actively involved in timber and real estate enterprises.

Mr. McPhearson's legal experience as a practitioner, which involved some representation and advising of business entities, as well as his knowledge and understanding of the communities served by Bancshares and First United Security gained through his time on the bench, all contribute greatly to the Board of Directors. Additionally, Mr. McPhearson's experience in the timber and real estate industries provides valuable insight to the Board of Directors regarding land and timber valuations and market conditions, which are important to the business of Bancshares and First United Security.

*Jack W. Meigs*
Director since 1997
Age 54

Mr. Meigs has served as Circuit Judge for the Fourth Judicial Circuit of the State of Alabama since 1991.

The Board of Directors believes that Mr. Meigs' extensive legal experience in the local area, both as a practitioner and as a judge, provides him with a wide range of management skills and knowledge on topics important to business, which contribute greatly to the composition of the Board of Directors.

*Howard M. Whitted*
Director since 1985
Age 67

Mr. Whitted was a forester for Weyerhaeuser Company, a forest products and container board manufacturer, from 1968 until his retirement in 2006. Mr. Whitted is currently a forester and manager for Whitted Family Holdings.

The Board of Directors believes that Mr. Whitted's general business experience and specifically his experience in the real estate and forestry industry provide valuable insight to the Board of Directors regarding land and timber valuations and market conditions, which are important to the business of Bancshares and First United Security.

*Bruce N. Wilson*
Director since 1997
Age 57

Mr. Wilson is a senior partner in the law firm of Wilson & Drinkard where he has worked since 1993.

Through his law practice, Mr. Wilson has represented and continues to represent business and corporate clients throughout all phases of their operations. He counsels clients on various real estate, industrial and economic development and budgetary and auditing issues. The Board of Directors believes that Mr. Wilson's experience and understanding of these issues enable him to provide valuable insight to the Board of Directors.

**Director Not Standing for Re-election**

*Dan R. Barlow*
Director since 1997
Age 70

Mr. Barlow, now retired, served as Assistant Vice President of Bancshares and as Executive Vice President, City President of First United Security from 1997, upon the merger of First Bank & Trust with and into First United Security in 1997 (the "FB&T Merger"), until his retirement on December 31, 2006. Mr. Barlow became a director of Bancshares pursuant to the terms of the FB&T Merger.

**Information About Executive Officers Who Are Not Also Directors**

*Robert Steen*
Age 63

Mr. Steen has served as Vice President, Treasurer and Assistant Secretary of Bancshares since 2009, previously serving as Assistant Treasurer since 1997 and Assistant Vice President since 2000. Mr. Steen has been designated as the Principal Financial Officer (now Chief Financial Officer) and Principal Accounting Officer of Bancshares since 2003. Mr. Steen has served as Executive Vice President, Chief Financial Officer of First United Security since 1997, upon the FB&T Merger.

*J. Daniel Matheson, III*
Age 54

Mr. Matheson has served as Investment Officer of Bancshares since May 2001 and as Senior Vice President, Investment Officer of First United Security since 1996. Mr. Matheson serves as Senior Vice President of Synovus Securities and is the owner and President of R2Metrics, Inc., a provider of investment and asset and liability management software, analytics and consulting services for banks, which was owned by First United Security until January 1, 2009.

*Beverly J. Dozier*
Age 47

Ms. Dozier currently serves as Vice President, Secretary and Assistant Treasurer of Bancshares and Senior Vice President, Executive Administration, of First United Security. Ms. Dozier has served the bank in numerous capacities since 1984, including working as a loan officer and mortgage originator.

*Eric H. Mabowitz*
Age 53

Mr. Mabowitz currently serves as Executive Vice President, Retail Division, and Director of Community Lending of First United Security. Mr. Mabowitz joined First United Security in March 2008 and previously served as Executive Vice President, Senior Lender, and Branch Administrator and as Executive Vice President, Chief Credit Officer. Prior to his employment with First United Security, Mr. Mabowitz served as President and Chief Operating Officer of Premier Bank of the South in Cullman, Alabama from June 2007 until March 2008; as Executive Vice President, Administration for First Community Bank in Chatom, Alabama from September 2006 until June 2007; and as Executive Vice President, Chief Credit Officer for First Community Bank in Chatom, Alabama from July 2001 until September 2006.

| | |
|---|---|
| *D. Phillip Maughan, II*<br>Age 47 | Mr. Maughan has served as Executive Vice President, Commercial Division, and Senior Lender of First United Security since October 2010. Mr. Maughan has served in executive level positions in the financial industry, including as Executive Vice President and Regional President of Capstone Bank beginning in 2008 until October 2010 and as President and Chief Executive Officer of Security Bank from 2006 until 2008. Prior to 2006, Mr. Maughan held a number of positions with AmSouth Bank and then SouthTrust/Wachovia Bank. |
| *Craig B. Nelson*<br>Age 54 | Mr. Nelson, who joined First United Security in January 2011, currently serves as Executive Vice President, Credit Division, and Chief Credit Officer of First United Security. Prior to his employment with First United Security, Mr. Nelson served as Managing Member of CBN Financial Group LLC (beginning in May 2010); as Senior Vice President, Regional Credit Officer for M&F Bank (from February 2006 until May 2010); and in various capacities with M&F Bank's predecessor bank, First National Bank of Shelby County, including President, Chief Credit Officer and member of the Board of Directors (from June 2004 until February 2006). |
| *William C. Mitchell*<br>Age 46 | Mr. Mitchell has served as President and Chief Executive Officer of First United Security's subsidiary, Acceptance Loan Company, Inc., since February 2008 and, prior to that, as Interim President and Chief Executive Officer beginning in November 2007. Mr. Mitchell has worked with Acceptance Loan Company, Inc. since May 1997. |

## CORPORATE GOVERNANCE

Bancshares is committed to having sound corporate governance principles. Operating in accordance with such principles is essential to running Bancshares' business effectively and to maintaining Bancshares' integrity in the marketplace. Bancshares' Board has adopted a Code of Business Conduct and Ethics that sets forth basic principles to guide Bancshares' and First United Security's employees, including the Chief Executive Officer, the Chief Financial Officer and other senior executive officers, in their conduct and compliance with applicable laws and governance principles. A copy of the United Security Bancshares, Inc. Code of Business Conduct and Ethics is filed as Exhibit 14 to our Annual Report on Form 10-K for the year ended December 31, 2003. Additionally, Bancshares will furnish any person without charge, upon written request, a copy of the United Security Bancshares, Inc. Code of Business Conduct and Ethics.

The following is a summary of Bancshares' Board independence standards, the Board and committee structure, the director nomination process and the procedures for shareholders to follow to communicate with the Board of Directors.

### Director Independence

The Nasdaq Stock Market, LLC, the exchange on which Bancshares' common stock is listed, requires that a majority of the Bancshares' Board members be independent. Accordingly, because the Board of Directors currently has twelve (12) members, at least seven (7) of the directors must be independent; after the Annual Meeting, at least six (6) the eleven (11) directors must be independent. In accordance with Nasdaq's listing standards, a director is not considered to be independent unless the Board determines that the director has no relationship with Bancshares or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Bancshares or any of its subsidiaries) that would interfere with the exercise of the director's independent judgment in carrying out the responsibilities of a director. Members of the Audit Committee, Compensation Committee and Nominating, Executive and Corporate Governance Committee also must meet the independence tests in the applicable Nasdaq listing standards and the federal securities laws.

The Board has determined that none of the directors standing for re-election, with the exception of Mr. House, has any material relationship with Bancshares or any of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Bancshares or any of its subsidiaries) that would interfere with the exercise of independent judgment in carrying out his or her responsibilities. In making this determination, the Board considered transactions and relationships between each director or his or her immediate family and Bancshares and its subsidiaries. The purpose of this review was to determine whether any such transactions or relationships were material and possibly inconsistent with a determination that the director was independent. Mr. House is not independent because of his employment as the Chief Executive Officer and President of Bancshares and First United Security.

During the review of directors' independence determinations, the Board of Directors specifically considered the relationships between Bancshares and Wilson & Drinkard, of which Mr. Wilson is a senior partner, and between Bancshares and the Gilmore Law Firm, of which Mr. Kimbrough is Of Counsel. Both Wilson & Drinkard and the Gilmore Law Firm are law firms that historically have provided legal services to Bancshares and its subsidiaries. Bancshares' fee arrangements with Wilson & Drinkard and the Gilmore Law Firm are negotiated on the same basis and are subject to the same terms and conditions as arrangements with other outside legal counsel for similar types of legal work. During 2011, Bancshares paid no legal fees to Wilson & Drinkard and approximately $12,179 in legal fees to the Gilmore Law Firm; however, based on his Of Counsel arrangement with the Gilmore Law Firm, Mr. Kimbrough did not directly receive any income, benefits or compensation from these payments. Based on this review, the Board concluded that Bancshares' relationships with Wilson & Drinkard and the Gilmore Law Firm do not interfere with either Mr. Wilson's or Mr. Kimbrough's exercise of independent judgment in carrying out the responsibilities of a director.

## Company Leadership Structure

The business of Bancshares is managed under the direction of the Board of Directors, which is elected by our shareholders. The basic responsibility of the Board is to lead Bancshares by exercising its business judgment to act in what each director reasonably believes to be the best interests of Bancshares and its shareholders. Leadership is important to facilitate the Board in acting effectively as a working group so that Bancshares and its performance may benefit. The role of the Chairperson includes providing continuous feedback on the direction, performance and strategy of Bancshares, presiding over meetings of the Board, setting the Board's agenda with management and leading the Board in anticipating and responding to risks faced by Bancshares.

The roles of Chief Executive Officer and Chairperson of the Board have been separated since Bancshares' initial public offering. While the Board believes that the Chief Executive Officer should be a member of the Board, the Board considers it to be advantageous to independence, oversight and objectivity to have a separate, independent board member to serve as Chairperson. The Board may reconsider this leadership structure from time to time based on then-current considerations.

## Risk Oversight

General oversight of Bancshares' risk management process is the responsibility of the Audit Committee of the Board of Directors.

Bancshares is exposed to a number of risks and regularly undertakes a review to identify and evaluate these risks and develop plans to manage them effectively. While the Chief Executive Officer has overall responsibility for risk assessment, management and prioritization, the Board has an active role in the risk oversight process.

The Board regularly reviews information regarding Bancshares' financial, credit, liquidity, operational, legal, regulatory, compliance, reputational and strategic risks based on reports from management, including the Chief Executive Officer and Chief Financial Officer. Although the full Board is ultimately involved in the risk oversight process, information regarding certain risks is reviewed first by the committees of the Board when a particular risk falls within the purview of a particular committee. For example, the Compensation Committee of the Board oversees the management of risks relating to Bancshares' compensation policies and practices, including executive compensation. The Nominating, Executive and Corporate Governance Committee oversees risks associated with the independence of the members of the Board and potential conflicts of interest. The Audit Committee oversees the management of financial risks (including risks required to be monitored under the Sarbanes-Oxley Act). The conclusions of each Board committee are brought to the attention of all Board members at the regularly scheduled meetings of the Board. This enables the Board and its committees to coordinate the risk oversight role.

## Board Structure and Committees

The Board of Directors of Bancshares conducts its business through meetings of the Board and Board committees. During 2011, the Board of Directors of Bancshares met twenty-five times. All of the incumbent directors attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which he or she served, with the exception of Mr. House, who did not become a member of the Board of Directors until November 7, 2011.

Directors are encouraged but not required to attend the annual meetings of shareholders. All of the then-current directors attended Bancshares' 2011 Annual Meeting of Shareholders, as postponed and rescheduled to August 9, 2011.

### *Audit Committee*

The Audit Committee assists the Board with its oversight responsibilities with respect to the financial reports and other financial information provided by Bancshares to its shareholders and others, Bancshares' financial policies and procedures and disclosure controls and procedures, Bancshares' system of internal controls and Bancshares' auditing, accounting and financial reporting processes. The Audit Committee operates under a written charter that was last updated by the Board of Directors in December 2011, a copy of which is posted on First United Security's website at http://www.firstusbank.com under the tabs "About Us" – "Investor Relations." The Audit Committee met fourteen times during 2011. The Audit Committee Report appears in this Proxy Statement on page 31.

Certain Nasdaq listing standards and the federal securities laws require that at least one member of the Audit Committee has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, experience preparing, auditing, analyzing or evaluating financial statements, or experience actively supervising one or more persons engaged in such activities, an understanding of internal control over financial reporting and an understanding of audit committee functions. The Board has determined that Andrew C. Bearden, Jr. has the requisite attributes of an "audit committee financial expert." Mr. Bearden acquired such attributes through his experience as a certified public accountant and through his supervision as chief financial officer of the financial reporting and compliance of a publicly traded financial institution.

The members of the Audit Committee are Andrew C. Bearden, Jr., Chairperson, William G. Harrison, Hardie B. Kimbrough and Jack W. Meigs. The Board has carefully evaluated the backgrounds of the members of the Audit Committee and determined that such members qualify as "independent" as defined in the applicable Nasdaq listing standards and as defined in the Audit Committee's charter.

***Compensation Committee***

The Compensation Committee assists the Board in overseeing and determining executive compensation. Among other responsibilities, the Compensation Committee reviews, recommends and approves salaries and other compensation of Bancshares' and First United Security's executive officers and administers Bancshares' equity compensation plans. The Chief Executive Officer assists the Compensation Committee with determining the amount of compensation to be paid to the other executive officers but does not play a role in his own compensation determination. The Compensation Committee operates under a written charter that was last updated by the Board of Directors in 2006, a copy of which is posted on First United Security's website at http://www.firstusbank.com under the tabs "About Us" – "Investor Relations." The Compensation Committee met ten times in 2011. The Compensation Committee Report appears in this Proxy Statement on page 19.

The scope of the Compensation Committee's authority is limited to the responsibilities that are set forth in its charter. In fulfilling its responsibilities, the Compensation Committee may delegate its authority to subcommittees to the extent permitted by applicable law. The charter further provides the Compensation Committee with the authority to engage independent consultants and legal advisers when determined to be necessary or appropriate in fulfilling its responsibilities. The Compensation Committee has sole authority to retain and terminate any such consultant or legal adviser, including sole authority to approve the fees and other retention terms.

The Compensation Committee has reviewed Bancshares' compensation programs, plans and practices for all of its employees as they relate to risk management and risk-taking initiatives to ascertain if they serve to encourage or incent risks that are "reasonably likely to have a material adverse effect" on Bancshares. As a result of this process, the Compensation Committee concluded and informed the Board that, based on the company's current compensation programs, plans and practices, there are no such risks.

The members of the Compensation Committee are J. Lee McPhearson, Chairperson, Linda H. Breedlove, Gerald P. Corgill, John C. Gordon and Howard M. Whitted. The Board has carefully evaluated the backgrounds of the members of the Compensation Committee and determined that such members qualify as "independent" as defined in the applicable Nasdaq listing standards and as defined in the Compensation Committee's charter.

### *Nominating, Executive and Corporate Governance Committee*

Among other responsibilities, the Nominating, Executive and Corporate Governance Committee reviews and recommends the selection of directors and members of committees of the Board and reviews and establishes the governance practices of Bancshares. The Nominating, Executive and Corporate Governance Committee operates under a written charter that was adopted by the Board of Directors in 2004, a copy of which is posted on First United Security's website at http://www.firstusbank.com under the tabs "About Us" – "Investor Relations." The Nominating, Executive and Corporate Governance Committee met seven times in 2011.

The members of the Nominating, Executive and Corporate Governance Committee are Hardie B. Kimbrough, Chairperson, Andrew C. Bearden, Jr., Gerald P. Corgill, John C. Gordon and Bruce N. Wilson. The Board has carefully evaluated the backgrounds of the members of the Nominating, Executive and Corporate Governance Committee and determined that such members qualify as "independent" as defined in the applicable Nasdaq listing standards and as defined in the committee's charter.

## Consideration of Director-Nominees

### *Criteria and Diversity*

Criteria that are used by the Nominating, Executive and Corporate Governance Committee in connection with evaluating and selecting new directors include factors relating to whether the candidate would meet the definition of "independent" as defined by the applicable Nasdaq listing standards, as well as the candidate's skills, occupation and experience in the context of the needs of the Board. The Board believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

The Nominating, Executive and Corporate Governance Committee continually reviews the qualifications and responsibilities of all directors in consideration of the Board's overall responsibility to shareholders. Although neither the Board nor the Nominating, Executive and Corporate Governance Committee has a formal policy with regard to the consideration of diversity in identifying director nominees, the director nomination process is designed to ensure that the Board considers members with diverse backgrounds, including race, ethnicity, gender, education, skills and experience, with a focus on appropriate financial and other expertise relevant to the company's business, and also considers issues of judgment, conflicts of interest, integrity, ethics and commitment to the goal of maximizing shareholder value. The goal of this process is to assemble a group of directors with deep, varied experience, sound judgment and commitment to the company's success. For a discussion of the individual experience and qualifications of our directors, please refer to the section entitled "Proposal 1 – Election of Directors" in this Proxy Statement beginning on page 4.

### *Process for Identifying and Evaluating Director-Nominees*

The process followed by the Nominating, Executive and Corporate Governance Committee to identify and evaluate candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Nominating, Executive and Corporate Governance Committee and the Board. Assuming that the appropriate biographical and background material discussed below is provided on behalf of candidates recommended by shareholders, the Nominating, Executive and Corporate Governance Committee will evaluate those candidates by applying substantially the same criteria, following substantially the same process as candidates submitted by Board members.

### *Director-Nominees Proposed by Shareholders*

The Nominating, Executive and Corporate Governance Committee will consider candidates recommended by shareholders for inclusion by the Board of Directors in the slate of nominees that the Board recommends to the shareholders for election. In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director-nominees, including candidates recommended by shareholders, the Nominating, Executive and Corporate Governance Committee applies the selection criteria and follows the process described above.

Shareholders may recommend individuals for the Nominating, Executive and Corporate Governance Committee to consider as potential director candidates by submitting the following information to the Nominating, Executive and Corporate Governance Committee, c/o Corporate Secretary of United Security Bancshares, Inc., 131 West Front Street, P.O. Box 249, Thomasville, Alabama 36784:

- The name of the recommended person;
- All information relating to the recommended person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;
- The written consent of the recommended person to being named in the proxy statement as a nominee and to serve as a director if elected;
- As to the shareholder making the recommendation, the name and address of such shareholder as the name and address appear on Bancshares' books; provided, however, that if the shareholder is not a registered holder of Bancshares' common stock, the shareholder should submit his or her name and address along with a current written statement from the registered holder; and
- A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

Any such recommendation must be received at the address above not less than 120 calendar days before the date that Bancshares' proxy statement was released to shareholders in connection with the previous year's annual meeting.

**Shareholder Communications with the Board of Directors**

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and will respond as the Board deems appropriate. Absent unusual circumstances or as contemplated by committee charters, the Chairperson of the Nominating, Executive and Corporate Governance Committee primarily will be responsible for monitoring communications from shareholders and providing copies or summaries of such communications to the other directors as he or she deems appropriate. Communications will be forwarded to all directors if such communications relate to substantive matters and include suggestions or comments that the Chairperson of the Nominating, Executive and Corporate Governance Committee considers important.

Shareholders and other interested parties who wish to send communications on any topic to the Board should address such communications to:

Chairperson of the Nominating, Executive and Corporate Governance Committee
c/o Corporate Secretary of United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784

All written communications to Bancshares' Board of Directors will be relayed to the Nominating, Executive and Corporate Governance Committee without being screened by management.

## TRANSACTIONS WITH RELATED PERSONS

Bancshares recognizes that transactions between Bancshares or its subsidiaries and any of its directors or executive officers may present potential or actual conflicts of interest that are not in the best interests of Bancshares and its shareholders. Therefore, as a general matter and in accordance with Bancshares' Code of Business Conduct and Ethics, Bancshares prefers to avoid such transactions. Nevertheless, there are situations where such transactions may be in, or may not be inconsistent with, the best interests of Bancshares and its shareholders. Therefore, Bancshares has adopted a written policy and procedures that require the Audit Committee to review and, if appropriate, to approve or ratify any such transactions.

### Policy and Procedures Regarding Related Person Transactions

The Audit Committee's Policy and Procedures With Respect to Related Person Transactions sets forth the process for reviewing, approving and ratifying transactions involving Bancshares and its subsidiaries and "related persons." "Related persons" include directors and executive officers and their immediate family members and shareholders owning 5% or more of Bancshares' outstanding common stock. It is Bancshares' policy to approve and ratify transactions involving related persons only when the Board of Directors, acting through the Audit Committee, determines that the transaction in question is in, or is not inconsistent with, the best interests of Bancshares and its shareholders.

The procedures provide that, prior to entering into a related person transaction, management or the affected director or executive officer must bring the matter to the attention of a designated individual who will assess whether the matter should be considered by the Audit Committee. If a member of the Audit Committee is involved in the proposed transaction, he or she will be recused from all discussions and decisions about the transaction. To the extent that a related person transaction is not identified in advance, the terms of the transaction will be reviewed and evaluated by the Audit Committee. Only transactions that are in, or that are not inconsistent with, the best interests of Bancshares and its shareholders are approved or ratified by the Audit Committee.

### Certain Transactions with Related Persons

Certain directors and executive officers of Bancshares and their family members were customers of, and had transactions with, First United Security in the ordinary course of business since the beginning of 2011, and additional transactions likely will take place in the ordinary course of business. All outstanding loans and commitments were made in the ordinary course of business, made on substantially the same terms, including interest rates and collateral, for comparable transactions with unrelated persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

## COMPENSATION DISCUSSION AND ANALYSIS

### *Compensation Philosophy*

We believe that the compensation of our executive officers should link rewards to business results and shareholders' returns. Specifically, the compensation program should attract, retain and motivate the executive officers necessary for our current and long-term success and should tie executive compensation with the performance of Bancshares.

### *Oversight of the Compensation Program*

Our Compensation Committee oversees our compensation program and approves the compensation paid to all executive officers, including the Chief Executive Officer and the two other most highly compensated executive officers during 2011 (collectively, the "Named Executive Officers") (our Named Executive Officers are identified in the 2011 Summary Compensation Table that appears in this Proxy Statement on page 20; included as a "Named Executive Officer" is also our former President and Chief Executive Officer, Mr. Phillips, for whom disclosure would have been provided but for the fact that he was not serving as an executive officer at the end of the 2011 fiscal year). All of the members of the Compensation Committee have been determined by the Board of Directors to qualify as "independent" under the applicable Nasdaq director independence standards. The Compensation Committee operates under a written charter, a copy of which is posted on First United Security's website at http://www.firstusbank.com under the tabs "About Us" – "Investor Relations."

Our Compensation Committee's responsibilities include reviewing and approving the amount, form and terms of compensation to be paid to the Named Executive Officers and assessing and making recommendations to the Board regarding executive compensation and benefit plans and programs. The Chief Executive Officer assists the Compensation Committee with determining the amount of compensation to be paid to the other executive officers but does not play a role in his own compensation determination. Our Human Resources department also assists the Compensation Committee with compensation decisions by providing support and data for the committee. The Charter of the Compensation Committee grants the committee the authority to hire outside consultants to further its objectives and assist with its responsibilities. The Compensation Committee has, in the past, engaged the services of outside consultants to assist in determining appropriate compensation programs and amounts and may, in the future, engage such consultants as the committee deems appropriate. No such consultant is currently engaged.

### *Compensation Objectives*

Compensation is based on an individual's job level, responsibilities and experience, and company performance. We want to attract and retain, on a long-term basis, high caliber personnel and, to that end, provide a total compensation opportunity that is competitive in the banking industry, taking into account relative company size and performance as well as individual responsibilities and achievements.

Currently, the primary component of the total compensation for our Named Executive Officers is base salary. In some years, we have compensated our executive officers with a combination of base salary and cash incentives designed to be competitive, to align management's incentives with business results of Bancshares and to reward not only company-wide performance but also the achievement of specific goals within areas under the control of the executive officers.

### *Base Salaries*

Base salary is the main component of the Named Executive Officers' compensation and is reviewed and approved by the Compensation Committee annually to determine whether the salary is appropriate. Each Named Executive Officer's base salary is determined principally by the responsibilities required by the officer's position and length of service in a position at Bancshares, as well as individual competence and comparison to peer institutions. In the case of the Chief Executive Officer, we further consider his overall banking experience (which includes almost twenty years of service in executive and senior management positions of banks).

At its meeting in December 2011, the Compensation Committee established the base salaries for the Named Executive Officers for 2012 and determined that no changes should be made to the 2011 base salary amounts for 2012.

### *Annual Cash Incentive Compensation*

In some years, Bancshares has made awards of cash bonuses to certain employees, including certain executive officers, under our Incentive Earnings Program, which program links incentives to performance results of the prior year. The program is structured to motivate employees to achieve the business goals set by Bancshares and reward employees for achieving such goals. For the executive officers, awards generally have been based on three components: Bancshares' corporate results, First United Security's operating results and the individual employee's performance. Under the program, awards are expressed as a percentage of an employee's base salary. Any payments to the executives under the Incentive Earnings Program remain discretionary with the Board of Directors.

In light of the difficult conditions in the banking industry and the general economy, no criteria for cash bonuses under our Incentive Earnings Program were established by the Compensation Committee for 2011, and no cash bonuses were paid. Additionally, no criteria for cash bonuses have been established for 2012. The Compensation Committee will continue to evaluate whether the establishment of such criteria for the potential payment of cash bonuses is appropriate in future years.

### *Salary Continuation Agreements and Director Retirement Agreements*

Salary Continuation Agreements. In order to encourage members of our senior management, several years ago, we entered into salary continuation agreements with certain executive officers. The salary continuation agreements are nonqualified deferred compensation arrangements that are designed to motivate the executive officers to remain employed with Bancshares until their retirement. While the benefit amounts vary, the same terms generally apply to all of the agreements. Currently, Mr. Steen is the only Named Executive Officer who is a party to a salary continuation agreement.

The salary continuation agreements promise the executive officer a benefit that will be paid annually for fifteen years generally beginning on the later of when the executive officer reaches age 65 or when the executive officer terminates employment. The amount of Mr. Steen's benefit was initially set in September 2002 and generally is increased by 4% each year until he attains age 65. The benefit is reduced if the executive officer retires before age 65 or terminates employment due to a disability.

The salary continuation agreements also provide a change in control benefit. We believe that it is important to protect the financial interests of our senior management in the event of a change in control. Further, we believe that the interests of Bancshares' shareholders will be best served if the interests of our senior management are aligned with the shareholders' interests. Providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of our shareholders. Accordingly, the salary continuation agreements provide the executive officers with certain benefits in the event of a change in control of Bancshares or a change in control of First United Security. If an executive officer is terminated following a change in control, we will pay the executive officer annually for fifteen years, beginning at age 65, an amount equal to the maximum benefit he would have been entitled to receive had he terminated employment at age 65.

On November 20, 2008, Bancshares and First United Security entered into an amendment to the salary continuation agreement for Mr. Steen, the purpose of which was to ensure that the terms of the salary continuation agreement comply with Internal Revenue Code Section 409A, promulgated under the American Jobs Creation Act of 2004. Internal Revenue Code Section 409A imposes significant taxes on an executive officer if he or she is paid deferred compensation that does not satisfy certain statutory and regulatory requirements. The salary continuation agreements are subject to Internal Revenue Code Section 409A. Consequently, in order for the executive officers to avoid potential negative tax consequences, we amended Mr. Steen's salary continuation agreement to comply with the applicable Internal Revenue Code Section 409A requirements. The amendment to the salary continuation agreement does not materially change the scope or amount of benefits to which Mr. Steen is entitled but may affect the time and form of payment of such benefits. The amendment was filed as an exhibit to Bancshares' Form 10-K for the year ended December 31, 2008.

Director Retirement Agreements. In order to encourage the members of the Board of Directors to continue to serve as directors of Bancshares, we have entered into director retirement agreements with each director, with the exception of Mr. House. The director retirement agreements are nonqualified deferred compensation arrangements that are designed to motivate the directors to serve on the Board until their retirement. The same terms generally apply to all of the agreements.

The director retirement agreements promise each director a benefit that will be paid annually for ten years generally beginning on the later of when the director reaches age 70 or when the director terminates service as a director. The amount of the benefit was initially set at $12,000 in September 2002 and is increased by 3% each year until the director reaches age 70. The benefit is reduced if the director retires before age 70 or terminates service as a director due to a disability.

Similar to the salary continuation agreements, the director retirement agreements provide a change in control benefit. For the reasons discussed above, we believe that the interests of Bancshares' shareholders will be best served if the interests of our directors are aligned with the shareholders' interests. Therefore, the director retirement agreements provide that, if a director is terminated following a change in control of Bancshares or a change in control of First United Security, we will pay the director annually for ten years, beginning at age 70, an amount equal to the maximum benefit he or she would have been entitled to receive had the director terminated service as a director at age 70.

On November 20, 2008, Bancshares and First United Security entered into amendments to the director retirement agreements for each director at the time, the purpose of which is to ensure that the terms of the director retirement agreements comply with Internal Revenue Code Section 409A. Similar to the salary continuation agreements, the director retirement agreements are subject to Internal Revenue Code Section 409A. Therefore, in order for the directors to avoid potential negative tax consequences, we amended the director retirement agreements to comply with the applicable Internal Revenue Code Section 409A requirements. The amendments to the director retirement agreements do not materially change the scope or amount of benefits to which the directors are entitled but may affect the time and form of payment of such benefits. The amendments were filed as exhibits to Bancshares' Form 10-K for the year ended December 31, 2008. The director retirement agreements entered into by directors joining the Boards of Bancshares and First United Security subsequent to the November 2008 amendments comply with Section 409A.

Additional details regarding these salary continuation agreements and director retirement agreements, as well as the amounts that would be payable in the event of a termination of employment and a change in control, are further discussed below under the caption, "Potential Payments Upon Termination or Change in Control," beginning on page 22 in this Proxy Statement.

***Termination and Change in Control Benefits Under Mr. House's Employment Agreement***

Mr. House, the President and Chief Executive Officer, is the only Named Executive Officer with an employment agreement. On November 7, 2011, when Mr. House was hired as the Chief Executive Officer,

Bancshares, First United Security and Mr. House entered into an employment agreement. Details regarding the termination and change in control provisions of Mr. House's employment agreement are further discussed below under the caption, "Potential Payments Upon Termination or Change in Control," beginning on page 22 in this Proxy Statement.

***Perquisites and Other Benefits***

We provide our Named Executive Officers with limited perquisites and other personal benefits that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain qualified senior management. It is our belief that perquisites for executive officers should be limited in scope and value and also should be reflective of similar perquisites provided to executive officers at other regional banks of comparable size.

Perquisites provided include, in some cases, a company-provided automobile. Additionally, Bancshares will pay the annual premiums for a term life insurance policy with a $250,000 death benefit for Mr. House. The Named Executive Officers participate in our employee benefit plans and programs on the same terms and conditions as other employees. The benefits available generally include medical and dental insurance, disability insurance and life insurance. In addition, Bancshares sponsors a 401(k) plan in which all eligible employees, including the Named Executive Officers, may participate.

## COMPENSATION COMMITTEE REPORT

The Compensation Committee, comprised of independent directors, reviewed and discussed the above Compensation Discussion and Analysis with Bancshares' management. Based on the review and discussion, the Compensation Committee recommended to Bancshares' Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report furnished by the Compensation Committee:

J. Lee McPhearson, *Chairperson*
Linda H. Breedlove
Gerald P. Corgill
John C. Gordon
Howard M. Whitted

## EXECUTIVE COMPENSATION

### 2011 Summary Compensation Table

The Named Executive Officers' compensation consists of the following elements: base salary, an annual cash incentive (in some years), retirement and other post-employment benefits, and limited perquisites and other personal benefits incidental to typical business expenses (for certain of the Named Executive Officers). The following table sets forth, for the years ended December 31, 2011 and 2010, a summary of the compensation paid to or earned by the Named Executive Officers.

Note that, as a "smaller reporting company" and pursuant to the rules of the Securities and Exchange Commission, Bancshares is providing below 2011 and 2010 compensation information for Mr. House, as the President and Chief Executive Officer of Bancshares and First United Security, and Mr. Steen and Mr. Mabowitz, as the two most highly compensated executive officers other than Mr. House who were serving as executive officers at the end of 2011. Mr. Phillips is also listed based on the compensation paid to or earned by him prior to his resignation from Bancshares and First United Security on June 30, 2011.

| Name and Principal Position | Year | Salary | Stock Awards(1) | Nonqualified Deferred Compensation(2) | All Other Compensation(3) | Total |
|---|---|---|---|---|---|---|
| James F. House(4)(5)<br>*President & Chief Executive Officer of Bancshares and First United Security* | 2011<br>2010 | $ 31,731<br>— | $25,350<br>— | —<br>— | $ 9,870<br>— | $ 66,951<br>— |
| Robert Steen<br>*Vice President, Treasurer, Assistant Secretary, Chief Financial Officer & Principal Accounting Officer of Bancshares and Executive Vice President & Chief Financial Officer of First United Security* | 2011<br>2010 | $165,000<br>$162,000 | —<br>— | $ 48,366<br>$ 42,942 | $ 20,046<br>$ 21,192 | $233,412<br>$226,134 |
| Eric H. Mabowitz<br>*Executive Vice President, Retail Division, and Director of Community Lending of First United Security* | 2011<br>2010 | $160,000<br>$157,500 | —<br>— | —<br>— | $ 19,240<br>$ 15,122 | $179,240<br>$172,622 |
| R. Terry Phillips(6)<br>*Former President & Chief Executive Officer of Bancshares and First United Security* | 2011<br>2010 | $175,673<br>$315,000 | —<br>— | $(265,291)<br>$ 72,791 | $341,729<br>$ 39,804 | $252,111<br>$427,595 |

(1) Stock awards are reported as the grant date fair value of the shares, computed in accordance with FASB ASC Topic 718. As an inducement to join Bancshares and First United Security, Mr. House received a one-time grant of 5,000 fully-vested shares of Bancshares common stock on November 7, 2011, the date of the commencement of his employment with Bancshares and First United Security.

(2) With the exception of Messrs. House and Mabowitz, this column represents the change in the present value of the accumulated benefit of the Named Executive Officer under his salary continuation agreement, and, in the case of Mr. Phillips, his salary continuation agreement and his director retirement agreement. The changes in the present values of the benefits under Mr. Phillips' salary continuation agreement and director retirement agreement in 2011 were $(245,672) and $(19,619), respectively, and in 2010 were $69,249 and $3,542, respectively. Pursuant to Mr. Phillips' Separation Agreement and Mutual Release with Bancshares and First United Security (see Note 6 below), his director retirement agreement was terminated, and the benefits to which he is entitled under his salary continuation agreement were reduced. Accordingly, the 2011 changes in the present values of his benefits under both agreements were negative.

(3) The following table describes each component in the "All Other Compensation" column.

| Name | 401(k) Contributions | Life Insurance Premiums | Board and Committee Fees | Automobile | Unused Vacation | Other | Total |
|---|---|---|---|---|---|---|---|
| James F. House | $ 2,115 | $1,455 | — | — | — | $ 6,300 | $ 9,870 |
| Robert Steen | $13,550 | — | $ 2,400 | $ 923 | $3,173 | — | $ 20,046 |
| Eric H. Mabowitz | $14,677 | — | — | $1,486 | $3,077 | — | $ 19,240 |
| R. Terry Phillips | $16,500 | — | $12,000 | $1,979 | — | $311,250 | $341,729 |

For Mr. House, "Other" compensation includes the following: (i) $3,800 paid for relocation and housing expenses and (ii) $2,500 for the reimbursement of legal fees incurred by Mr. House in connection with the negotiation of his employment agreement, both pursuant to the terms of Mr. House's employment agreement.

For Mr. Phillips, the figures presented represent compensation paid or earned prior to or in connection with Mr. Phillips' resignation effective June 30, 2011. "Other" compensation includes $311,250 paid pursuant to the Separation Agreement and Mutual Release between Bancshares, First United Security and Mr. Phillips (see Note 6 below).

(4) James F. House was appointed President & Chief Executive Officer of Bancshares and First United Security effective November 7, 2011. Mr. House was not an employee of either Bancshares or First United Security during 2010. Accordingly, this table only presents compensation for Mr. House for 2011.

(5) Mr. House's employment agreement sets forth the terms of his employment, including his minimum compensation. See "Potential Payments Upon Termination or Change in Control" beginning on page 22 in this Proxy Statement for additional information about Mr. House's employment agreement.

(6) On June 30, 2011, Mr. Phillips resigned from his positions as President and Chief Executive Officer of Bancshares and First United Security and entered into a Separation Agreement and Mutual Release with Bancshares and First United Security (the "Separation Agreement"). Under the terms of the Separation Agreement, Mr. Phillips received a lump sum severance payment equal to nine months salary, including his accrued but unused vacation, totaling $281,250, title to his current Company vehicle (valued at $12,000), a payment of $18,000 for premiums for health insurance coverage, the ability to continue as a participant in the Company's group health plan for three (3) years or less if Mr. Phillips obtains comparable coverage due to subsequent employment, and the option to convert his company-provided term life insurance policy to an individual policy. Additionally, the parties (i) terminated the Director Retirement Agreement, dated October 17, 2002, as amended, entered into by and among Mr. Phillips, Bancshares and First United Security and (ii) amended the Salary Continuation Agreement, dated September 20, 2002, as amended, entered into by and among Mr. Phillips, Bancshares and First United Security, to provide that Mr. Phillips will receive payments beginning at age 65 and continuing for fifteen years in the amount of $75,000 per year.

## Potential Payments Upon Termination or Change in Control

Bancshares has entered into the following agreements with Mr. Steen that require us to provide compensation and benefits to him in the event of a termination of employment or a change in control of Bancshares or First United Security.

***Salary Continuation Agreement with Mr. Steen***

Under the terms of the salary continuation agreement, if Mr. Steen terminates his employment with Bancshares or First United Security as a result of his resignation, retirement, death or disability or a change in control of Bancshares or First United Security, he is entitled to be paid an annual benefit for a term of fifteen years. Such benefit generally will begin to be paid when Mr. Steen reaches normal retirement age, which is defined in the plan as age 65, or when the executive officer terminates employment, whichever is later. Mr. Steen's potential annual benefit is based on a set amount that is increased by 4% each year until he reaches age 65. The agreement provides for benefits as follows.

Normal Retirement On or After Age 65. Upon termination of employment on or after reaching age 65, Mr. Steen is entitled to an annual benefit that will be paid for fifteen years beginning immediately following his termination. Specifically, Mr. Steen will receive the following annual retirement benefit on termination for a period of fifteen years:

| Officer | Annual Benefit in the Event of Normal Retirement On or After Age 65 |
|---|---|
| Steen | $61,501 |

Early Retirement Prior to Age 65. To the extent that Mr. Steen terminates employment prior to reaching age 65, his annual benefit is reduced based on the number of years until he reaches age 65. The early retirement benefit then is payable once he reaches age 65. For example, if Mr. Steen retired on December 31, 2011, he would receive the following annual early retirement benefit beginning at age 65 for a period of fifteen years:

| Officer | Annual Benefit in the Event of Early Retirement Prior to Age 65 |
|---|---|
| Steen | $56,861 |

Disability. To the extent that Mr. Steen terminates employment due to a disability as determined by the carrier of an insurance policy covering him or by the Social Security Administration, the maximum annual benefit that would be payable is reduced based on the number of years until he reaches age 65. The disability benefit then is payable once Mr. Steen reaches age 65. For example, if Mr. Steen terminated his employment on December 31, 2011 due to a disability, he would receive the following annual disability benefit beginning at age 65 for a period of fifteen years:

| Officer | Annual Benefit in the Event of a Disability |
|---|---|
| Steen | $56,861 |

Change in Control. If Mr. Steen's employment is terminated for any reason (other than a leave of absence) subsequent to a change in control of Bancshares or First United Security, he is entitled to receive the maximum annual benefit that would have been payable to him at age 65. The change in control benefit then is payable once Mr. Steen reaches age 65. For example, if Mr. Steen was terminated on December 31, 2011 following a change in control, he would receive the following annual change in control benefit beginning at age 65 for a period of fifteen years:

| Officer | Annual Benefit Upon Termination Following a Change in Control |
|---|---|
| Steen | $61,501 |

Death. If Mr. Steen dies prior to receiving his salary continuation benefit, his beneficiary generally is entitled to receive the maximum annual benefit that would have been payable at age 65 described above under "Normal Retirement On or After Age 65." The death benefit would be payable to Mr. Steen's beneficiary immediately following his death for a period of fifteen years.

***James F. House's Employment Agreement***

On November 7, 2011, when Mr. House was hired as Chief Executive Officer and President of Bancshares and First United Security, Mr. House entered into an employment agreement with Bancshares and First United Security.

The agreement's initial term is thirty (30) months, with renewal discussions to commence at least twelve (12) months prior to expiration. The agreement provides that Mr. House will be paid and eligible for the following compensation, among other employee benefits: an annual base salary not less than $275,000; term life insurance coverage in the amount of $250,000; and reimbursement of ordinary and reasonable expenses incurred in the performance of his duties as Chief Executive Officer and President of Bancshares and First United Security. As an inducement to join Bancshares and First United Security, Mr. House received a one-time grant of 5,000 fully-vested shares of Bancshares common stock and is eligible to receive up to an additional 5,000 shares of Bancshares common stock during his employment upon attainment of certain criteria to be established by the Bancshares Board of Directors. The agreement also contains non-compete and confidentiality restrictions. Specifically, Mr. House is prohibited from competing with Bancshares or First United Security for twelve (12) months following the termination of his employment and from disclosing confidential and proprietary information for a period of three (3) years after the termination of his employment. In the event that Mr. House fails to satisfy these non-compete and non-disclosure obligations, Bancshares is entitled to any appropriate remedy to enforce the obligations.

Under the terms of Mr. House's employment agreement, he is entitled to certain payments and benefits if he terminates employment due to his retirement, death or involuntary termination or if his termination is related to a change in control of Bancshares or First United Security.

In the event that Mr. House's employment terminates due to his death or disability, or Mr. House terminates his employment for any reason other than "good reason," he is entitled to any accrued and unpaid base salary earned through the date of termination and all vested amounts payable and vested benefits accrued under any otherwise applicable plan, policy, program or practice in which Mr. House was a participant.

If Mr. House is involuntarily terminated without "cause" or Mr. House terminates his employment for "good reason," he is entitled to (i) a lump sum cash payment within twenty-one (21) days following his termination in an amount equal to the greater of *either* one (1) times his base salary then in effect *or* the amount of the base salary that otherwise would have been payable to Mr. House for the remainder of the term and (ii) reimbursement from Bancshares for any premiums paid by Mr. House for COBRA health continuation coverage. For example, if Mr. House was terminated without "cause" or terminated his employment for "good reason" on December 31, 2011, he would have been entitled to a lump sum payment in the amount of $644,932 based on his 2011 base salary of $275,000.

In the event of a change in control, Mr. House is not entitled to any payment unless he is terminated or he terminates employment within six (6) months following the change in control. If Bancshares terminates Mr. House without "cause" or he terminates his employment for "good reason" during the six (6) months following a change in control, he is entitled to (i) a lump sum cash payment within thirty (30) days following his termination an amount equal to the greater of two (2) times the base salary or two (2) times the Annualized Compensation, as defined in the employment agreement, as reported by Bancshares, and (ii) reimbursement from Bancshares for any premiums paid by Mr. House for COBRA health continuation coverage. For example, if

Mr. House was terminated or resigned on or after a change in control that occurred on December 31, 2011, he would have been entitled to a lump sum payment in the amount of $550,000 based on his 2011 base salary of $275,000.

Internal Revenue Code Section 409A imposes significant taxes on an executive officer in the event that he receives deferred compensation that does not satisfy certain statutory and regulatory requirements in accordance with Internal Revenue Code Section 409A. However, it is the intent of Bancshares and First United Security that the amounts payable to Mr. House under the employment agreement comply with or are exempt from Section 409A.

## DIRECTOR COMPENSATION

In establishing director compensation, Bancshares considers the significant amount of time that directors expend in fulfilling their duties to Bancshares and the skill level required by Bancshares of members of the Board, as well as the importance of attracting and retaining qualified candidates to serve on the Board.

### *Fees*

Compensation for the non-employee directors of Bancshares is $600 per month for service as directors and $500 per board meeting attended. The Chairperson of the Board receives an additional $750 per month. Non-employee committee members receive $250 per committee meeting attended, and the Chairpersons of the Audit Committee, the Compensation Committee and the Nominating, Executive and Corporate Governance Committee each receive an additional $150 per meeting attended. Directors are reimbursed for reasonable travel expenses incurred in the performance of their duties.

All of the non-employee directors of Bancshares also serve as the directors of First United Security, and they receive $400 per month for this service to First United Security. The non-employee directors of First United Security's subsidiary, Acceptance Loan Company ("ALC"), each receive $250 per meeting attended, with the exception of the Chairperson, who receives an additional $150 per meeting attended. The non-employee members of the Board of Directors of ALC include Bruce N. Wilson, Chairperson, Dan R. Barlow, Linda H. Breedlove and Howard M. Whitted. The non-employee directors of First United Security's subsidiary, FUSB Reinsurance, Inc., receive $250 per meeting attended. The non-employee members of the Board of Directors of FUSB Reinsurance, Inc. are Linda H. Breedlove, Chairperson, William G. Harrison, Jack W. Meigs and Bruce N. Wilson.

### *Director Retirement Agreements*

Bancshares has entered into retirement agreements with all of the non-employee directors of Bancshares. Under the terms of each retirement agreement, if a director terminates his or her service as a director with Bancshares or First United Security as a result of his or her resignation, retirement, death or disability or a change in control of Bancshares or First United Security, the director is entitled to an annual benefit for a term of ten years. The amount of the benefit depends on the reason for the director's termination of service and the number of years served as a director. See "Salary Continuation Agreements and Director Retirement Agreements" beginning on page 16 in this Proxy Statement under "Compensation Discussion and Analysis" and "Potential Payments Upon Termination or Change in Control" beginning on page 22 in this Proxy Statement for additional information regarding these agreements.

### *Deferral Plan*

Non-employee directors may elect to defer payment of all or any portion of their First United Security Bank director fees under the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan (the "Plan"), and, beginning on January 1, 2012, all United Security Bancshares, Inc. director fees are deferred under the Plan. The Plan, which was ratified by shareholders at the annual meeting held on May 11, 2004, permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of Bancshares' common stock.

If the deferred amounts are invested in share units, the return is determined as if such funds had been invested in Bancshares' common stock, and, if the deferred amounts are invested in cash, the return is calculated at an interest rate equal to the 30-Day London Interbank Offered Rate (LIBOR) plus 75 basis points. Deferred amounts generally are distributed to a director at the termination of such individual's service as a director of Bancshares, either in a lump sum payment or in annual installment payments. All of Bancshares' directors currently defer all of their Bancshares director fees under the Plan.

## 2011 Director Compensation Table

The following table provides information regarding compensation earned or paid to Bancshares' non-employee directors in 2011.

| Name[(1)] | Fees Earned or Paid in Cash[(2)] | Nonqualified Deferred Compensation[(3)] | All Other Compensation[(4)] | Total |
|---|---|---|---|---|
| Dan R. Barlow | $26,000 | $ 8,594 | $36,000 | $70,594 |
| Andrew C. Bearden, Jr. | $31,750 | — | $ 765 | $32,515 |
| Linda H. Breedlove | $23,500 | $13,984 | — | $37,484 |
| Gerald P. Corgill | $32,750 | $21,593 | $ 443 | $54,786 |
| Wayne C. Curtis | $30,150 | $ 3,153 | $ 3,849 | $37,152 |
| John C. Gordon | $33,000 | $ 2,765 | — | $35,765 |
| William G. Harrison | $25,250 | $ 9,966 | $ 183 | $35,399 |
| Hardie B. Kimbrough | $43,400 | $ 3,153 | $ 536 | $47,089 |
| J. Lee McPhearson | $29,350 | — | $ 1,490 | $30,840 |
| Jack W. Meigs | $23,500 | $ 2,712 | $ 1,740 | $27,952 |
| James C. Stanley[(5)] | $15,250 | — | $ 5,067 | $20,317 |
| Howard M. Whitted | $28,000 | $11,821 | $ 3,479 | $43,300 |
| Bruce N. Wilson | $25,250 | $ 3,828 | — | $29,078 |

(1) Compensation information for Mr. Phillips, who served on the Board of Directors until his resignation effective June 30, 2011, is set forth above in the "2011 Summary Compensation Table" on page 20 in this Proxy Statement.

(2) As of January 1, 2012, all directors defer their Bancshares director fees pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan.

(3) This column represents the change in the present value of a director's accumulated benefit under his or her director retirement agreement. See "Potential Payments Upon Termination or Change in Control" beginning on page 22 in this Proxy Statement for additional information regarding these agreements.

(4) This column reflects reimbursements for mileage and related expenses paid to certain directors. Directors who must travel outside their county of residence to attend any meeting are reimbursed for mileage. For Mr. Barlow, this column also includes amounts paid to him under his salary continuation agreement. While serving as an executive officer of Bancshares and First United Security, Mr. Barlow entered into a salary continuation agreement under which he is entitled to receive an annual benefit in the amount of $36,000 that will be paid for fifteen years. The payments began in 2007 after Mr. Barlow reached age 65 and terminated employment with Bancshares and First United Security. For Mr. Stanley, this column also include amounts paid to him under his director retirement agreement. While serving as a director of Bancshares and First United Security, Mr. Stanley entered into a director retirement agreement under which he is entitled to receive an annual benefit in the amount of $15,201 that will be paid for ten years. Monthly payments began in September 2011 after Mr. Stanley terminated his service as a director of Bancshares and First United Security.

(5) Mr. Stanley served on the Board of Directors until the conclusion of the 2011 Annual Meeting of Shareholders but did not stand for re-election to the Board at that meeting.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of J. Lee McPhearson, Chairperson, Linda H. Breedlove, Gerald P. Corgill, John C. Gordon and Howard M. Whitted. Pursuant to the Compensation Committee's charter, Mr. House, Chief Executive Officer and President of Bancshares, is permitted to be present at meetings during which executive compensation other than for himself is under review and consideration. No member of the Compensation Committee during 2011 was an executive officer of another company with a board of directors that has a comparable committee on which one of our executive officers serves.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of March 14, 2012, no person was known to management to be the beneficial owner of more than 5% of Bancshares' outstanding common stock. The following table sets forth the number and percentage of outstanding shares of Bancshares' common stock beneficially owned as of March 14, 2012, by (i) the Named Executive Officers (but excluding Mr. Phillips); (ii) each director and director-nominee of Bancshares; and (iii) all current executive officers and directors of Bancshares as a group.

| NAME OF BENEFICIAL OWNER | AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(1) | PERCENT OF CLASS |
|---|---|---|
| Dan R. Barlow(2) | 16,982 | * |
| Andrew C. Bearden, Jr.(3) | 8,820 | * |
| Linda H. Breedlove(4) | 7,831 | * |
| Gerald P. Corgill(5) | 153,936 | 2.55% |
| John C. Gordon(6) | 155,913 | 2.58% |
| William G. Harrison(7) | 56,086 | * |
| James F. House | 5,000 | * |
| Hardie B. Kimbrough(8) | 69,396 | 1.15% |
| Eric H. Mabowitz(9) | 2,911 | * |
| J. Lee McPhearson | 3,500 | * |
| Jack W. Meigs(10) | 2,264 | * |
| Robert Steen(11) | 11,058 | * |
| Howard M. Whitted(12) | 14,522 | * |
| Bruce N. Wilson(13) | 11,330 | * |
| All current directors and executive officers as a group (19 persons) | 550,413 | 9.12% |

* Represents less than 1% of the outstanding shares.

(1) Unless otherwise indicated, the named person has sole voting and sole investment power for the shares indicated. "Percent of class" is based on 6,036,792 shares of Bancshares' common stock outstanding as of March 14, 2012 and 13,321 shares of common stock equivalents held in the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan that may be acquired by certain directors within 60 days of March 14, 2012. For each individual included in the table above, "Percent of Class" is calculated by dividing the number of shares beneficially owned by such person by the sum of (i) 6,036,792 shares of common stock outstanding as of March 14, 2012 and (ii) the number of additional shares of common stock that such person has the right to acquire within 60 days of March 14, 2012, if any. For "All current directors and executive officers as a group," "Percent of Class" is calculated by dividing the total number of shares beneficially owned by all 19 persons by the sum of (i) the total number of shares outstanding as of March 14, 2012 and (ii) the total number of shares that the members of the group have the right to acquire within 60 days of March 14, 2012. The percentages in this table have been rounded to the nearest hundredth. Bancshares currently has 10,000,000 shares of common stock, par value $0.01 per share, authorized for issuance.

(2) Includes 548 shares owned by Mr. Barlow's spouse, with respect to which Mr. Barlow disclaims beneficial ownership.

(3) Includes 528 shares owned by Mr. Bearden's spouse, with respect to which Mr. Bearden disclaims beneficial ownership. Also includes 392 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Bearden may acquire beneficial ownership within 60 days.

(4) Includes 833 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Ms. Breedlove may acquire beneficial ownership within 60 days.

(5) Includes 103,572 shares owned by Mr. Corgill's spouse, with respect to which Mr. Corgill disclaims beneficial ownership. Also includes 4,124 shares owned by Dozier Hardware Company, Inc., of which Mr. Corgill is President, and 6,240 shares owned by the Dozier Hardware Company, Inc. Profit Sharing Plan & Trust.

(6) Includes 10,560 shares held jointly with Mr. Gordon's spouse. Also includes 300 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Gordon may acquire beneficial ownership within 60 days.

(7) Includes 264 shares held jointly with Mr. Harrison's spouse.

(8) Includes 280 shares held jointly with Mr. Kimbrough's spouse. Also includes 29,994 shares owned by Mr. Kimbrough's spouse, with respect to which Mr. Kimbrough disclaims beneficial ownership. Also includes 3,236 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Kimbrough may acquire beneficial ownership within 60 days.

(9) Shares are held in the 401(k) Plan.

(10) Includes 1,814 shares held jointly with Mr. Meigs' wife. Also includes 250 shares owned by Mr. Meigs' two sons, with Mr. Meigs as custodian under the Uniform Gifts to Minors Act of Alabama.

(11) Includes 6,873 shares held in the 401(k) Plan. Also includes 4,185 shares held jointly with Mr. Steen's spouse.

(12) Includes 7,922 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Whitted may acquire beneficial ownership within 60 days.

(13) Includes 544 shares held jointly with Mr. Wilson's spouse. Also includes 200 shares owned by Mr. Wilson's two children, with Mr. Wilson as custodian under the Uniform Gifts to Minors Act of Alabama. Also includes 638 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Wilson may acquire beneficial ownership within 60 days.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the directors and executive officers of Bancshares and persons who own more than 10% of a registered class of Bancshares' equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock of Bancshares. Directors, executive officers and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish Bancshares with copies of all Section 16(a) reports they file.

To our knowledge, based solely on a review of the copies of such reports furnished to Bancshares and written representations that no other reports were required, during the fiscal year ended December 31, 2011, all Section 16(a) reports applicable to its directors, executive officers and greater than 10% beneficial owners were filed timely, with the exception of one late Form 4 filed by Gerald P. Corgill on August 30, 2011, which related to the sale of 500 shares of Bancshares' common stock on August 18, 2011 by the Dozier Hardware Profit Sharing Plan & Trust, the holdings of which are reported as indirect holdings of Mr. Corgill. The transaction was inadvertently not reported at the time of sale.

## AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of four directors who are independent directors as defined under the applicable Nasdaq listing standards and the Securities and Exchange Commission rules currently in effect.

The Audit Committee hereby submits the following report:

- We have reviewed and discussed with management Bancshares' audited financial statements as of, and for, the year ended December 31, 2011.
- We have discussed with the independent auditors, Carr, Riggs & Ingram, LLC, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.
- We have received the written disclosures and the letter from the independent auditors, Carr, Riggs & Ingram, LLC, required by applicable requirements of the Public Company Accounting Oversight Board regarding Carr, Riggs & Ingram, LLC's communications with the audit committee concerning independence and have discussed with Carr, Riggs & Ingram, LLC its independence. We concluded that the provision of non-financial audit services was compatible with Carr, Riggs & Ingram, LLC's independence in performing financial audit services.

Based on the review and discussions referred to above, we recommended to the Board of Directors that the audited financial statements be included in Bancshares' Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

It should be noted that management is responsible for Bancshares' financial reporting process, including its system of internal controls, and the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Bancshares' independent auditors are responsible for auditing those financial statements. Our responsibility is to monitor and review this process. It is not our duty or our responsibility to conduct auditing or accounting reviews or procedures.

This report furnished by the Audit Committee:

Andrew C. Bearden, Jr., *Chairperson*
William G. Harrison
Hardie B. Kimbrough
Jack W. Meigs

# PROPOSAL 2
# RATIFICATION OF APPOINTMENT OF
# INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

At the direction of the Audit Committee, the ratification of the appointment of Carr, Riggs & Ingram, LLC ("Carr, Riggs") as Bancshares' independent registered public accountants for the year ending December 31, 2012 is being presented to the shareholders for approval at the Annual Meeting. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of Carr, Riggs to our shareholders for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and our shareholders.

## General

The Audit Committee has approved the engagement of Carr, Riggs as Bancshares' independent registered public accountants for the year ending December 31, 2012. Carr, Riggs has served as Bancshares' principal accountants since August 13, 2008.

A representative from Carr, Riggs is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

## Pre-Approval Policies and Procedures

The Audit Committee of the Board of Directors has adopted policies and procedures for the pre-approval of audit and permissible non-audit services performed by the independent auditor. Pursuant to these policies and procedures, the Audit Committee generally is required to pre-approve the audit and permissible non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. Unless a type of service to be provided by the independent auditor has received general pre-approval, the service will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. On an annual basis, the Audit Committee may pre-approve specific services that are expected to be provided to Bancshares by the independent auditor during the following twelve months.

## Audit and Other Service Fees

The following table sets forth the aggregate fees billed to Bancshares for the audit and other services provided by Carr, Riggs for 2011 and 2010.

| | 2011 | 2010 |
|---|---|---|
| Audit Fees | $ 246,822 | $ 288,200 |
| Audit-Related Fees | $ 23,600 | $ 22,500 |
| Tax Fees | $ 22,000 | $ 21,000 |
| All Other Fees | — | — |

### *Audit Fees*

Audit fees were for professional services rendered relating to the audit of Bancshares' annual financial statements, and the review of financial statements included in Bancshares' Forms 10-Q. Fees for 2010 also include the audit of management's assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.

### *Audit-Related Fees*

Audit-related fees were for professional services rendered that are reasonably related to the performance of the audit or review of Bancshares' financial statements and are not reported under "Audit Fees." These fees represent the aggregate fees billed for services relating to employee benefit plan audits. All of these services were pre-approved by the Audit Committee.

### *Tax Fees*

Tax fees represent the fees billed for services relating to tax compliance.

### *All Other Fees*

Other than the services reported in the categories described above, no other fees were billed for each of the last two fiscal years by Carr, Riggs.

## Vote Required; Board Recommendation

The affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on this matter is needed to ratify the appointment of Carr, Riggs as Bancshares' independent registered public accountants for the year ending December 31, 2012. Unless instructed to the contrary, the shares represented by proxy will be voted FOR this proposal.

**THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF CARR, RIGGS AS BANCSHARES' INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2012.**

## PROPOSAL 3
## ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that companies provide shareholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of their named executives officers in accordance with the compensation disclosure rules of the Securities and Exchange Commission. Although Bancshares, due to its current status as a "smaller reporting company," is not yet subject to the rules requiring this advisory vote, the Board has nonetheless elected to include this proposal to solicit our shareholders' feedback on our current executive compensation program.

As described in detail under the heading "Compensation Discussion and Analysis," we believe that the compensation of our executive officers should link rewards to business results and shareholders' returns. We believe that our compensation program should attract, retain and motivate the executive officers necessary for our current and long-term success and should provide the executive officers with a stake in the future of Bancshares that corresponds to the stake of each of our shareholders.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission. The vote is advisory, which means that the vote is not binding on Bancshares, our Board of Directors or the Compensation Committee of the Board of Directors. To the extent that there is any significant vote against our Named Executive Officer compensation as disclosed in this Proxy Statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of shareholders.

The affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on this matter is required for the adoption of this Proposal, the results of which will be non-binding and advisory in nature.

Accordingly, we ask our shareholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that Bancshares' shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in Bancshares' Proxy Statement for the 2012 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2011 Summary Compensation Table and the other related tables and disclosure."

**THE BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.**

## SHAREHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

If any shareholder wishes to present a proposal to be included in the proxy materials for Bancshares' 2013 Annual Meeting of Shareholders, the shareholder must comply with applicable securities regulations, including providing adequate notice to Bancshares. Such proposals must be received at Bancshares' executive offices on or before December 4, 2012 in order to be considered for inclusion in Bancshares' proxy materials relating to such meeting.

A shareholder must notify Bancshares before February 17, 2013 of a proposal for the 2013 Annual Meeting of Shareholders that the shareholder intends to present other than by inclusion in Bancshares' proxy materials. If Bancshares does not receive such notice prior to February 17, 2013, proxies solicited by the Board of Directors of Bancshares will be deemed to have conferred discretionary authority to vote upon any such matter.

Any proposal must be submitted in writing, by certified mail-return receipt requested, to the following address:

Beverly J. Dozier, Secretary
United Security Bancshares, Inc.
131 West Front Street
Post Office Box 249
Thomasville, Alabama 36784

## OTHER MATTERS

We do not know of any matters to be presented for action at the Annual Meeting other than those set forth in the notice of the Annual Meeting and discussed in this Proxy Statement.

**Bancshares will furnish to shareholders without charge, upon written request, a copy of Bancshares' Annual Report on Form 10-K, including the accompanying financial statements and schedules, required to be filed with the Securities and Exchange Commission for the year ended December 31, 2011. Copies of the exhibits to the Form 10-K also will be available upon request. Requests should be made to:**

**Beverly J. Dozier, Secretary**
**United Security Bancshares, Inc.**
**131 West Front Street**
**Post Office Box 249**
**Thomasville, Alabama 36784**

**Please complete, sign and date the enclosed proxy and send it promptly by facsimile or mail in the envelope provided for this purpose, or vote your shares via the Internet or by telephone using the instructions provided in the proxy statement and on your proxy card. The proxy may be revoked by voting in person at the Annual Meeting, by signing and delivering a later-dated proxy, by giving written notice of revocation to the Secretary of Bancshares or by a later vote via the Internet or by telephone at any time prior to the voting thereof.**

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____.**

**COMMISSION FILE NUMBER: 0-14549**

# UNITED SECURITY BANCSHARES, INC.

**(Exact Name of Registrant as Specified in Its Charter)**

| | |
|---|---|
| **Delaware** | **63-0843362** |
| **(State or Other Jurisdiction of Incorporation or Organization)** | **(I.R.S. Employer Identification No.)** |
| **131 West Front Street, Post Office Box 249 Thomasville, Alabama** | **36784** |
| **(Address of Principal Executive Offices)** | **(Zip Code)** |

**334-636-5424**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Exchange on Which Registered |
|---|---|
| **Common Stock, par value $0.01 per share** | **The NASDAQ Stock Market LLC** |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☐ |
| Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☒ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant as of June 30, 2011, was $26,091,749.60.

As of March 14, 2012, the registrant had outstanding 6,036,792 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2012 Annual Meeting of Shareholders to be held on May 9, 2012, are incorporated by reference into Part III of this Form 10-K.

**United Security Bancshares, Inc.**
**Annual Report on Form 10-K**
**for the fiscal year ended**
**December 31, 2011**

Table of Contents


| Part | Item | Caption | Page No. |
|---|---|---|---|
| Forward-Looking Statements | | | |
| PART I | | | 1 |
| | 1 | Business | 1 |
| | 1A | Risk Factors | 7 |
| | 1B | Unresolved Staff Comments | 13 |
| | 2 | Properties | 13 |
| | 3 | Legal Proceedings | 14 |
| | 4 | Mine Safety Disclosures | 15 |
| PART II | | | 16 |
| | 5 | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 16 |
| | 6 | Selected Financial Data | 17 |
| | 7 | Management's Discussion and Analysis of Financial Condition and Results of Operations | 18 |
| | 7A | Quantitative and Qualitative Disclosures About Market Risk | 45 |
| | 8 | Financial Statements and Supplementary Data | 45 |
| | 9 | Changes in and Disagreements With Accountants on Accounting and Financial Disclosure | 100 |
| | 9A | Controls and Procedures | 100 |
| | 9B | Other Information | 100 |
| PART III | | | 101 |
| | 10 | Directors, Executive Officers and Corporate Governance | 101 |
| | 11 | Executive Compensation | 101 |
| | 12 | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 101 |
| | 13 | Certain Relationships and Related Transactions, and Director Independence | 102 |
| | 14 | Principal Accountant Fees and Services | 102 |
| PART IV | | | 103 |
| | 15 | Exhibits and Financial Statement Schedules | 103 |
| Signatures | | | 104 |
| Exhibit Index | | | 106 |


* Portions of the definitive proxy statement for the registrant's 2012 Annual Meeting of Shareholders to be held on May 9, 2012 are incorporated by reference into Part III of this Annual Report on Form 10-K.

## FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). In addition, United Security Bancshares, Inc. ("Bancshares" or the "Company"), through its senior management, from time to time makes forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) concerning its expected future operations and performance and other developments. The words "estimate," "project," "intend," "anticipate," "expect," "believe" and similar expressions are indicative of forward-looking statements. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and various factors could cause results to differ materially from those contemplated by such forward-looking statements. Such factors could include those identified from time to time in the Company's Securities and Exchange Commission filings and other public announcements, including the factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 2011. With respect to the adequacy of the allowance for loan losses for Bancshares, these factors include, but are not limited to, the rate of growth (or lack thereof) in the economy, the relative strength and weakness in the consumer and commercial credit sectors and in the real estate markets and collateral values. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to revise forward-looking statements to reflect circumstances or events that occur after the dates the forward-looking statements are made, except as required by law.

In addition, the Company's business is subject to a number of general and market risks that would affect any forward-looking statements, including the risks discussed under Item 1A herein entitled "Risk Factors."

# PART I

## Item 1. Business.

United Security Bancshares, Inc. ("Bancshares" or the "Company") is a Delaware corporation organized in 1999 as a successor by merger with United Security Bancshares, Inc., an Alabama corporation. Bancshares is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and it operates one banking subsidiary, First United Security Bank (the "Bank").

The Bank conducts a general commercial banking business and offers banking services such as the receipt of demand, savings, individual retirement account and time deposits, personal and commercial loans, safe deposit box services and remote deposit capture. The Bank operates and serves its customers through nineteen banking offices located in Brent, Bucksville, Butler, Calera, Centreville, Coffeeville, Columbiana, Fulton, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama. The Bank has two wholly-owned subsidiaries: Acceptance Loan Company, Inc. ("ALC") and FUSB Reinsurance, Inc. ("FUSB Reinsurance").

ALC is an Alabama corporation that makes real estate and consumer loans to its customers and purchases similar loans from vendors. ALC operates and serves its nearly 19,500 customers through twenty-five offices in Alabama and Southeast Mississippi. The headquarters of ALC is located in Jackson, Alabama. ALC's business is generated through referrals from retail businesses, banks and customer mailings. ALC serves customers with a broad range of consumer loan needs, from small-unsecured loans to mortgage loans. ALC's lending guidelines are based on an established company policy that is reviewed regularly by its Loan Committee. The lending guidelines include the consideration of the type of property for which a loan is being requested, collateral (age, type and loan-to-value) and loan term, as well as the consideration of the particular borrower's budget (debt-to-income ratio), employment and residence history, credit history and credit score and prior experience with ALC. ALC's average loan size is approximately $4,500, with average terms on real estate loans from 8 to 10 years and on consumer loans from 24 to 36 months. ALC currently has loans of approximately $83 million, which carry an average yield of 23%, with real estate loans generally carrying an interest rate lower than this average and consumer loans generally carrying an interest rate higher than this average. Interest rates charged on real estate and consumer loans vary depending on the consideration of numerous factors, including those listed above from our lending guidelines. Approximately 48% of ALC's loan portfolio is secured by real estate and single family residence loans, with the remaining portion of the portfolio secured by various other types of collateral, depending on the type of loan being secured.

FUSB Reinsurance is an Arizona corporation that underwrites credit life and credit accident and health insurance policies sold to the Bank's and ALC's consumer loan customers. FUSB Reinsurance is responsible for the first level of risk on these policies up to a specified maximum amount, and a primary third-party insurer retains the remaining risk. The third-party insurer and/or a third-party administrator is responsible for performing most of the administrative functions of FUSB Reinsurance on a contract basis.

### Employees

Bancshares has no employees, other than the executive officers discussed in the information incorporated by reference in Part III, Item 10 of this report. As of December 31, 2011, the Bank had 196 full-time equivalent employees, and ALC had 101 full-time equivalent employees. FUSB Reinsurance has no employees.

### Competition

Bancshares and its subsidiaries encounter strong competition in making loans, acquiring deposits and attracting customers for investment services. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. The Bank competes with numerous other financial services providers (in excess of thirty in its service area), including commercial banks, online banks, credit unions, finance companies, mutual funds, insurance companies, investment banking companies, brokerage firms and other financial intermediaries operating in Alabama and elsewhere. Many of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits. In addition, many of the Bank's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally-insured banks.

The financial services industry is likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries.

**Supervision and Regulation**

The Company and the Bank are subject to state and federal banking laws and regulations that impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company and the Bank.

As a bank holding company, Bancshares is subject to regulation under the BHC Act and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Bank is subject to supervision, examination and regulation by applicable state and federal banking agencies, including the Alabama State Banking Department and the Federal Deposit Insurance Corporation (the "FDIC"). The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which is discussed in more detail below under "Recent Developments," made numerous changes to the supervision and regulation of financial institutions, many of which are not fully implemented.

The Bank also is subject to various requirements and restrictions under federal and state laws, including requirements to maintain allowances against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

The Bank is subject to extensive supervision and regulation by the Alabama State Banking Department and the FDIC. Among other things, these agencies have the authority to prohibit the Bank from engaging in any activity, such as paying dividends, that, in the opinion of the agency, would constitute an unsafe or unsound practice. The Bank also is subject to various requirements and restrictions under federal and state laws. Areas subject to regulation include dividend payments, reserves, investments, loans (including loans to insiders and significant shareholders), mergers, issuance of securities, establishment of branches and other aspects of operations, including compliance with truth-in-lending laws, usury laws and other consumer protection laws. Some of these restrictions and requirements are discussed in more detail below.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") permits adequately capitalized and adequately managed bank holding companies, as determined by the Federal Reserve, to acquire banks in any state subject to concentration limits and other conditions. The IBBEA also generally authorizes the interstate merger of banks. As of June 1, 1997, federal banking regulators may approve merger transactions involving banks located in different states, without regard to the laws of any state prohibiting such transactions; except that mergers may not be approved with respect to banks located in states that, before June 1, 1997, enacted legislation prohibiting mergers by banks located in such state with out-of-state institutions. Under the IBBEA, banks are permitted to establish new branches on an interstate basis ("de novo branching"), provided that the law of the host state specifically authorizes such action. Alabama law allows de novo branching.

The Federal Reserve has authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The Federal Reserve has indicated generally that it may be an unsafe or unsound practice for a bank holding company to pay dividends unless the bank holding company's net income over the preceding year is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the holding company's capital needs, asset quality and overall financial condition.

In addition to the limitations placed on the payment of dividends at the holding company level, there are various legal and regulatory limits on the extent to which the Bank may pay dividends or otherwise supply funds to Bancshares. Under Alabama law, a bank may not pay a dividend in excess of 90 percent of its net earnings until the bank's surplus is equal to at least 20 percent of capital. Also, under Alabama law, a bank is required to obtain approval of the Superintendent of Banks prior to the payment of dividends if the total of all dividends declared by the bank in any calendar year will exceed the total of the bank's net earnings (as defined by statute) for the year, and its retained net earnings for the preceding two years, less any required transfers to surplus. Also, no dividends may be paid from a bank's surplus without the prior written approval of the Superintendent of Banks. The inability of the Bank to pay dividends may have an adverse effect on the Company.

The Company and the Bank also are subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders and their related interests. Such extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated third parties and must not involve more than the normal risk of repayment or present other unfavorable features.

The Gramm-Leach-Bliley Act of 1999 (the "GLB Act") permits bank holding companies that meet certain management, capital and community reinvestment standards to engage in a substantially broader range of financial activities than were previously permitted for banks and bank holding companies, including insurance underwriting and merchant banking activities. Under the GLB Act, a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve, in consultation with the Secretary of the Department of the Treasury, determines by regulation or order is financial in nature, incidental to such financial activity or complementary to such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. Currently, Bancshares has not elected financial holding company status.

The GLB Act preserves the role of the Federal Reserve as the umbrella supervisor for holding companies while at the same time incorporating a system of functional regulation designed to take advantage of the strengths of the various federal and state regulators. In particular, the GLB Act replaces the broad exemption from Securities and Exchange Commission regulation that banks previously enjoyed with more limited exemptions, and it reaffirms that states are the regulators for the insurance activities of all persons, including federally-chartered banks.

The GLB Act and the implementing regulations issued by the various federal regulatory agencies require financial institutions (including banks, insurance agencies and broker/dealers) to adopt policies and procedures regarding the disclosure of nonpublic personal information about their customers with non-affiliated third parties. In general, financial institutions are required to explain to customers their policies and procedures regarding the disclosure of such nonpublic personal information, and, unless otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures.

Specifically, the GLB Act established certain information security guidelines that require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

Subsidiary banks of a bank holding company are subject to certain restrictions on extensions of credit to the bank holding company, to any of its non-bank subsidiaries or to other companies considered to be "affiliates" of the Bank for purposes of these restrictions; investments in the stock or other securities thereof; and the acceptance of such stocks or securities as collateral for loans to any borrower. Among other requirements, transactions between a bank and its affiliates must be on an arms-length basis and are subject to a quantitative limit of 10% of the bank's capital stock and surplus for transactions with a single affiliate, and, in the case of transactions with all affiliates, the aggregate amount may not exceed 20% of the bank's capital stock and surplus.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event a depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. Although the FDIC's claim is junior to the claims of non-affiliated depositors, holders of secured liabilities, general creditors and subordinated creditors, it is superior to the claims of shareholders. The Bank is a FDIC insured depository institution. Any capital loans by a bank holding company to its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well-capitalized," "adequately-capitalized," "undercapitalized," "significantly-undercapitalized" or "critically-undercapitalized," as such terms are defined under regulations issued by each of the federal banking agencies. In general, the agencies measure capital adequacy within a framework that makes capital requirements sensitive to the risk profiles of individual banking companies. The guidelines define capital as either Tier 1 (primarily common shareholders' equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). The Company and the Bank are subject to a minimum Tier 1 capital ratio (Tier 1 capital to risk-weighted assets) of 4%, a total capital ratio (Tier 1 plus Tier 2 to risk-weighted assets) of 8% and a Tier 1 leverage ratio (Tier 1 to average quarterly assets) of 3%. To be considered a "well-capitalized" institution under the regulations, the Tier 1 capital ratio, the total capital ratio and the Tier 1 leverage ratio must equal or exceed 6%, 10% and 5%, respectively.

The Community Reinvestment Act (the "CRA") requires that, in connection with examinations of a financial institution such as the Bank, the Federal Reserve or the FDIC must evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for a financial institution nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA requires all institutions to publicly disclose their CRA ratings.

The Bank Secrecy Act is the centerpiece of the federal government's efforts to prevent banks and other financial institutions from being used to facilitate the transfer or deposit of money derived from criminal activity. Under the Bank Secrecy Act, a financial institution is obligated to file Suspicious Activity Reports, or SARs, on suspicious activities involving the institution, including certain attempted or actual violations of law as well as certain transactions that do not appear to have a lawful purpose or are not the sort of transaction in which a customer would normally be expected to engage.

The Bank Secrecy Act was amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"), expanding the important role the government expects banks to play in detecting and reporting suspicious activity. The USA Patriot Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the government to detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA Patriot Act require that regulated financial institutions: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. The USA Patriot Act also expanded the conditions under which funds in a U.S. interbank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations.

Failure of a financial institution to comply with the Bank Secrecy Act, as amended by the USA Patriot Act, could have serious legal and reputational consequences for the institution. The Bank has adopted policies, procedures and controls to address compliance with these laws and their regulations, and the Bank will continue to revise and update its policies, procedures and controls to reflect changes required by the USA Patriot Act and applicable implementing regulations.

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") was enacted to address systemic and structural weaknesses of the capital markets in the United States that were perceived to have contributed to recent corporate scandals. Sarbanes-Oxley created the Public Company Accounting Oversight Board to oversee the conduct of audits of public companies by, among other things, establishing auditing, quality control, ethics, independence and other standards for the preparation of audit reports and otherwise promoting high professional standards among and improving the quality of audit services offered by auditors of public companies. Additionally, Sarbanes-Oxley attempts to enhance the responsibility of corporate management by, among other things, requiring the chief executive officer and chief financial officer of public companies to provide certain certifications in their periodic reports regarding the accuracy of the periodic reports filed with the Securities and Exchange Commission and imposing certain other standards of conduct on each person.

In October 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. Among other things, the EESA increased FDIC deposit insurance on most accounts from $100,000 to $250,000 through the end of 2013. However, with the passage of the Dodd-Frank Act, this increase in the basic coverage limit has been made permanent.

On February 10, 2009, Treasury Secretary Timothy Geithner announced the Financial Stability Plan, intended to "restart the flow of credit, clean up and strengthen our banks, and provide critical aid for homeowners and for small businesses." The plan builds upon existing programs and earmarked the second $350 billion of funds authorized under the EESA. On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 ("ARRA"), which, among other provisions, amended the EESA, established new guidelines for the Troubled Asset Relief Program ("TARP") and included a number of other provisions designed to promote stability in the U.S. banking system.

In December of 2008, the FDIC adopted a restoration plan designed to replenish the Deposit Insurance Fund over a period of five years and to increase the deposit insurance reserve ratio, which had decreased to 1.01% of insured deposits on June 30, 2008, to the statutory minimum of 1.15% of insured deposits by December 31, 2013. In order to implement the restoration plan, the FDIC changed both its risk-based assessment system and its base assessment rates.

The Dodd-Frank Act changed the method of calculation for FDIC insurance assessments. Under the previous system, the assessment base was domestic deposits minus a few allowable exclusions, such as pass-through reserve balances. Under the Dodd-Frank Act, assessments are calculated based on the depository institution's average consolidated total assets, less its average amount of tangible equity capital during the assessment period.

*Recent Developments*

The U.S. Congress, the Treasury Department and the federal banking regulators have taken broad action since early September 2008 to address volatility in the U.S. banking system and financial markets, including the passage of EESA, the provision of other direct and indirect assistance to financial institutions, assistance by the banking authorities in arranging acquisitions of weakened banks and broker-dealers, implementation of programs by the Federal Reserve to provide liquidity to the commercial paper markets and expansion of deposit insurance coverage. The new administration and Congress have pursued additional initiatives in an effort to stimulate the financial markets, including the enactment of ARRA, and have altered the terms of some previously announced policies.

The enactment of the Dodd-Frank Act in 2010 will likely result in increased regulation of the financial services industry. Provisions likely to affect the activities of the Company and the Bank include, without limitation, the following:

- *Asset-based deposit insurance assessments.* FDIC deposit insurance premium assessments will be based on bank assets rather than domestic deposits.
- *Deposit insurance limit increase.* The deposit insurance coverage limit has been permanently increased from $100,000 to $250,000.
- *Extension of Transaction Account Guarantee Program.* Unlimited deposit insurance coverage is extended for non-interest-bearing transaction accounts and certain other accounts for two years. This applies to all banks; there is no opt-in or opt-out requirement.
- *Establishment of the Bureau of Consumer Financial Protection (the "BCFP").* The BCFP is housed within the Federal Reserve and, in consultation with the federal banking agencies, promulgates rules relating to consumer protection. The BCFP has the authority, should it wish to do so, to rewrite virtually all of the consumer protection regulations governing banks, including those implementing the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, the Home Mortgage Disclosure Act, the S.A.F.E. Mortgage Licensing Act, the Fair Credit Reporting Act (except Sections 615(e) and 628), the Fair Debt Collection Practices Act, and the GLB Act (sections 502 through 509 relating to privacy), among others.
- *Risk-retention rule.* Banks originating loans for sale on the secondary market or securitization must retain 5% of any loan they sell or securitize, except for mortgages that meet low-risk standards to be developed by regulators.
- *Changes to regulation of bank holding companies.* Under the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed to engage in interstate transactions. In the past, only the subsidiary banks were required to meet those standards. The Federal Reserve's "source of strength doctrine" has now been codified, mandating that bank holding companies such as the Company serve as a source of strength for their subsidiary banks, meaning that the bank holding

company must be able to provide financial assistance in the event that the subsidiary bank experiences financial distress.

- *Executive compensation limitations.* The Dodd-Frank Act codified executive compensation limitations similar to those previously imposed on TARP recipients.

This new legislation contains 16 different titles, is over 800 pages long and calls for the completion of dozens of studies and reports and hundreds of new regulations. The information provided herein regarding the effect of the Dodd-Frank Act is intended merely for illustration and is not exhaustive, as the full impact of the legislation on banks and bank holding companies is still being studied and cannot be fully known until the completion of hundreds of new federal agency rulemakings over the next few years.

The Dodd-Frank Act is one of a number of legislative initiatives that have been proposed in response to the ongoing national and global financial crisis. It is not possible to predict whether any other similar legislation may be adopted that would significantly affect the operations and performance of the Company and the Bank.

*Summary*

The foregoing is a brief summary of certain statutes, rules and regulations affecting the Company and the Bank. It is not intended to be an exhaustive discussion of all the statutes and regulations having an impact on the operations of such entities.

**Website Information**

The Bank's website address is http://www.firstusbank.com. Bancshares does not maintain a separate website. Bancshares makes available free of charge on the Bank's website, under the tabs "About Us" – "Investor Relations," its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 ("Exchange Act") as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. These reports are also available on the Securities and Exchange Commission's website, http://www.sec.gov. Bancshares will provide paper copies of these reports to shareholders free of charge upon written request. Bancshares is not including the information contained on or available through the Bank's website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

**Item 1A. Risk Factors.**

*Making or continuing an investment in common stock issued by Bancshares involves certain risks that you should carefully consider. The risks and uncertainties described below are not the only risks that may have a material adverse effect on Bancshares. Additional risks and uncertainties also could adversely affect our business and our results. If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected, the market price of your common stock could decline and you could lose all or a part of your investment. Further, to the extent that any of the information contained in this Annual Report on Form 10-K constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause Bancshares' actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of Bancshares.*

**Difficult conditions in the financial services markets may materially and adversely affect the business and results of operations of Bancshares and the Bank.**

Dramatic declines in the housing market during recent years, along with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, and, in some cases, to fail. Many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally, which could have a material adverse effect on our business and operations. Further negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provisions for loan and credit losses. Continuing economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

**Our business has been and may continue to be adversely affected by current conditions in the financial markets and economic conditions generally.**

Over the past few years, the capital and credit markets have experienced unprecedented levels of volatility and disruption. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain companies without regard to those companies' underlying financial strength. As a consequence of the recession in which the United States now finds itself, business activities across a wide range of industries face serious difficulties due to the lack of consumer spending and the extreme lack of liquidity in the global credit markets. Unemployment has also increased significantly. A sustained weakness or weakening in business and economic conditions generally or specifically in the principal markets in which we do business could have one or more of the following adverse effects on our business:

- A decrease in the demand for loans and other products and services offered by us;
- A decrease in the value of our loans held for sale or other assets secured by consumer or commercial real estate;
- An impairment of certain intangible assets, such as goodwill;
- An increase in the number of clients and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us. An increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs, provision for loan losses and valuation adjustments on loans held for sale.

Overall, over the past few years, the general business environment has had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, we expect that our business, financial condition and results of operations could be adversely affected.

**Any litigation, regulatory investigations, proceedings, inquiries or changes could have a significant impact on Bancshares and the Bank.**

The financial services industry has experienced unprecedented market value declines caused primarily by the current U.S. recession and real estate market deterioration. As a result of the current market conditions, litigation, proceedings, inquiries or regulatory changes are all distinct possibilities for financial institutions. Such actions or changes could result in significant costs.

**The banking industry is highly competitive, which could result in loss of market share and adversely affect our business.**

We encounter strong competition in making loans, acquiring deposits and attracting customers for investment services. We compete with other commercial banks, online banks, credit unions, finance companies, mutual funds, insurance companies, investment banking companies, brokerage firms and other financial intermediaries operating in Alabama and elsewhere. Many of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally-insured banks.

**We are subject to extensive governmental regulation, which could have an adverse impact on our operations.**

The banking industry is extensively regulated and supervised under both federal and state laws. We are subject to the regulation and supervision of the Federal Reserve, the FDIC and the Superintendent of Banks of the State of Alabama. These regulations are intended primarily to protect depositors, the public and the FDIC insurance funds and are not intended to protect shareholders. Additionally, Bancshares, the Bank and its subsidiaries are subject to regulation, supervision and examination by other regulatory authorities, such as the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state securities and insurance regulators. We are subject to changes in federal and state laws, as well as regulations and governmental policies, income tax laws and accounting principles. Regulations affecting banks and other financial institutions are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us, the Bank and its subsidiaries. We cannot assure you that any change in regulations or new laws will not adversely affect us. Our regulatory position is discussed in greater detail under "Item 1. Business – Supervision and Regulation."

**Governmental responses to recent market disruptions may be inadequate and may have unintended consequences.**

In response to recent market disruptions, legislators and financial regulators have taken a number of steps to stabilize the financial markets. These steps include the enactment and partial implementation of the Emergency Economic Stabilization Act of 2008, the provision of other direct and indirect assistance to financial institutions, assistance by the banking authorities in arranging acquisitions of weakened banks and broker-dealers, implementation of programs by the Federal Reserve to provide liquidity to the commercial paper markets and expansion of deposit insurance coverage. The new administration and Congress have pursued additional initiatives in an effort to stimulate the economy and stabilize the financial markets, including the enactment of the American Recovery and Reinvestment Act of 2009, and have altered the terms of some previously announced policies.

More recently, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which provides for sweeping changes to financial sector regulation and oversight, including new substantive authorities and practices in government regulation and supervision, and a restructuring of the regulatory system, including the creation of new federal agencies, offices, and councils. See "Recent Developments" under "Item 1. Business – Supervision and Regulation."

The overall effects of these and other legislative and regulatory efforts on the financial markets are uncertain. Should these or other legislative or regulatory initiatives fail to stabilize the financial markets, the Company's business, financial condition, results of operations and prospects could be materially and adversely affected. Moreover, the implementation of the Dodd-Frank Act will likely result in significant changes to the banking industry as a whole, which, depending on how its provisions are implemented by the agencies, could adversely affect the Company's business.

In addition, the Company competes with a number of financial services companies that are not subject to the same degree of regulatory oversight to which the Company is subject. The impact of the existing regulatory framework and any future changes to it could negatively affect the Company's ability to compete with these institutions, which could have a material and adverse effect on the Company's results of operations and prospects.

**The ultimate effect of the Dodd-Frank Act on FDIC insurance assessments is not yet known.**

The Dodd-Frank Act changed the method of calculation for FDIC insurance assessments. Under the previous system, the assessment base was domestic deposits minus a few allowable exclusions, such as pass-through reserve balances. Under the Dodd-Frank Act, assessments are to be calculated based on the depository institution's average consolidated total assets, less its average amount of tangible equity. On November 9, 2010, the FDIC published proposed regulations seeking to implement these changes. In addition to providing for the required change in assessment base, the FDIC has proposed to modify or eliminate the assessment adjustments based on unsecured debt, secured liabilities and brokered deposits; to add a new adjustment for holding unsecured debt issued by another insured depository institution; and to lower the initial base assessment rate schedule in order to collect approximately the same amount of revenue under the new base as under the old base, among other changes. These proposed changes may or may not ultimately be included in the FDIC's final regulations implementing this provision of the Dodd-Frank Act.

**The ultimate effect of the Bureau of Consumer Financial Protection established by the Dodd-Frank Act is not yet known.**

The Bureau of Consumer Financial Protection established by the Dodd-Frank Act has extensive powers that could affect many areas of the Bank's business and, depending on what changes are implemented by the bureau, could adversely affect the Company's business.

**Rapid and significant changes in market interest rates may adversely affect our performance.**

Most of our assets and liabilities are monetary in nature and subject us to significant risks from changes in interest rates. Our profitability depends to a large extent on our net interest income, and changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Our results of operations are affected by changes in interest rates and our ability to manage interest rate risks. Changes in market interest rates, changes in the relationships between short-term and long-term market interest rates and changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. These differences could result in an increase in interest expense relative to interest income or a decrease in our interest rate spread. For a more detailed discussion of these risks and our management strategies for these risks, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Our net interest margin depends on many factors that are partly or completely out of our control, including competition, federal economic monetary and fiscal policies and general economic conditions. Despite our strategies to manage interest rate risks, changes in interest rates may have a material adverse impact on our profitability.

**The performance of our investment portfolio is subject to fluctuations due to changes in interest rates and market conditions.**

Changes in interest rates can negatively affect the performance of most of our investments. Interest rate volatility can reduce unrealized gains or create unrealized losses in our portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Fluctuations in interest rates affect our returns on, and the market value of, our investment securities. The fair market value of the securities in our portfolio and the investment income from these securities also fluctuate depending on general economic and market conditions. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. The potential effect of these factors is heightened due to the current conditions in the financial markets and economic conditions generally.

**Changes in the policies of monetary authorities and other government action could adversely affect our profitability.**

The results of operations of Bancshares are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist attacks and the current military operations in the Middle East and the current conditions in the financial markets and economic conditions generally, we cannot predict possible future changes in interest rates, deposit levels, loan demand or our business and earnings. Furthermore, the actions of the U.S. government and other governments in responding to such conditions may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

**If we experience greater loan losses than anticipated, our earnings may be adversely affected.**

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio will relate principally to the creditworthiness of individuals and the value of the real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer loan portfolio will relate principally to the general creditworthiness of businesses and individuals within our local markets. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for potential loan losses based on a number of factors. We believe that the allowance for loan losses is adequate. However, if our assumptions or judgments are wrong, the allowance for loan losses may not be sufficient to cover actual loan losses. The actual amount of future provisions for loan losses cannot be determined at this time and may vary from the amounts of past provisions.

**Our profitability and liquidity may be affected by changes in economic conditions in the areas where our operations or loans are concentrated.**

Our success depends to a certain extent on the general economic conditions of the geographic markets served by the Bank and its subsidiaries in the states of Alabama and Mississippi. The local economic conditions in these areas have a significant impact on our commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Adverse changes in the economic conditions of the southeastern United States in general or any one or more of these local markets could negatively impact the financial results of our banking operations and have a negative effect on its profitability. For example, at the current time, significant unemployment in the timber industry is causing widespread economic effects in many of the areas served by the Bank, which could have a direct negative effect on the profitability of the Bank.

**Further disruptions in the residential real estate market could adversely affect our performance.**

Since 2008, the residential real estate market in the United States has experienced a variety of worsening economic conditions that have adversely affected the performance and market value of our residential construction and mortgage loans. Across the United States, delinquencies, foreclosures and losses with respect to residential construction and mortgage loans generally have increased and may continue to increase. In addition, housing prices and appraisal values in most markets have declined or stopped appreciating. An extended period of flat or declining housing values may result in additional increases in delinquencies and further losses on residential construction and mortgage loans. Bancshares experienced material losses during 2011 caused by deteriorating real estate collateral values. There can be no assurance of whether or when these conditions will improve or to what extent they will improve.

**We cannot guarantee that we will pay dividends to shareholders in the future.**

Dividends from the Bank are Bancshares' primary source of funds for the payment of dividends to our shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to Bancshares. The ability of the Bank to pay dividends, as well as our ability to pay dividends to our shareholders, will continue to be subject to and limited by the results of operations of the Bank and by certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive than the legal and regulatory requirements with respect to our payment of dividends to shareholders. Bancshares has not paid a dividend to our shareholders since the first quarter of 2011 due to substantial net losses at the Bank, and there can be no assurance of whether or when we may pay dividends to our shareholders in the future.

**Extreme weather could cause a disruption in our operations which could have an adverse impact on the results of operations.**

Some of our operations are located in areas bordering the Gulf of Mexico, a region that is susceptible to hurricanes. Such weather events could cause disruption to our operations and could have a material adverse effect on our overall results of operations. Further, a hurricane, tornado or other severe weather event in any of our market areas could adversely impact the ability of borrowers to timely repay their loans and may adversely impact the value of any collateral held by us.

**We need to stay current on technological changes in order to compete and meet customer demands.**

The financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and may enable financial institutions to reduce costs. Our future success may depend, in part, on our ability to use technology to provide products and services that provide convenience to customers and create additional efficiencies in our operations.

**The Company faces security risks with respect to the receipt and storage of personal data about our customers and employees.**

A fundamental requirement for e-commerce is the secure storage and transmission of personal information about our customers and employees. Our use of this information is regulated by various privacy and information security laws that are constantly changing. Compliance with these laws and regulations may result in cost increases due to necessary systems changes and the development of new processes. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent transactions and other security breaches on our website and otherwise, failure to prevent or mitigate such fraud or breaches, or to discover such fraud or breaches that may go undetected for an extended period of time, may adversely affect our business or results of operations, damage our reputation or subject us to legal risk.

**Securities issued by Bancshares, including our common stock, are not insured.**

Securities issued by Bancshares, including our common stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC, the Bank Insurance Fund or any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of principal.

**Future issuances of additional securities could result in dilution of your ownership.**

We may determine from time to time to issue additional securities to raise capital, support growth or to fund acquisitions. Further, we may issue stock options or other stock grants to retain and motivate our employees. These issuances of our securities will dilute the ownership interests of our shareholders.

**Our common stock price is volatile, which could result in substantial losses for individual shareholders.**

The market price of our common stock has been volatile, and we expect that it will continue to be volatile. In particular, our common stock may be subject to significant fluctuations in response to a variety of factors, including, but not limited to:

- general economic and business conditions;
- changing market conditions in the financial services industry;
- monetary and fiscal policies, laws and regulations and other activities of the government, agencies and similar organizations;
- actual or anticipated variations in quarterly operating results;
- failure to meet analyst predictions and projections;
- collectibility of loans;
- cost and other effects of legal and administrative cases and proceedings, claims, settlements and judgments;
- additions or departures of key personnel;
- announcements of innovations or new services by us or our competitors;
- our sales of common stock or other securities in the future; and
- other events or factors, many of which are beyond our control.

Due to these factors, you may not be able to sell your stock at or above the price you paid for it, which could result in substantial losses.

**Our results of operations depend upon the results of operations of our subsidiaries.**

There are various regulatory restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us. In addition, our right to participate in any distribution of assets of any of our subsidiaries upon a subsidiary's liquidation or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized.

## Item 1B. Unresolved Staff Comments.

None.

## Item 2. Properties.

Bancshares, through the Bank, owns all of its offices, including its executive offices, without encumbrances, with the exception of the banking office in Columbiana and parking lot in Brent, which are leased. ALC purchased a commercial building in Jackson, Alabama during 2009 to house its Jackson branch office and leases additional office space throughout Alabama and Southeast Mississippi.

**Item 3. Legal Proceedings.**

On September 27, 2007, Malcomb Graves Automotive, LLC ("Graves Automotive"), Malcomb Graves and Tina Graves filed a lawsuit in the Circuit Court of Shelby County, Alabama against the Company, the Bank, ALC and their respective directors and officers seeking an unspecified amount of compensatory and punitive damages. A former employee of ALC, Corey Mitchell, was named as a co-defendant, and ALC and the Bank filed a crossclaim against him seeking, among other relief, defense and indemnification for any damages suffered in the underlying lawsuit. The underlying complaint alleged that the defendants committed fraud in misrepresenting to Graves Automotive the amounts that Graves Automotive owed on certain loans and failing to credit Graves Automotive properly for certain loans. The defendants moved to compel arbitration, and the trial court denied the defendants' motion. The defendants appealed this decision, and, on September 29, 2010, the Alabama Supreme Court affirmed the trial court's denial of defendants' motion. Following the return of the case to the active docket, on November 30, 2010, ALC and the Bank moved to dismiss the lawsuit. In response to this motion to dismiss, on June 15, 2011, the Circuit Court dismissed all claims against the Company, the Bank and their respective directors and officers and all claims that were brought by Malcomb Graves and Tina Graves in their individual capacities. The Circuit Court also dismissed Graves Automotive's claims for conversion and negligent supervision against ALC and ordered Graves Automotive to re-plead its fraud allegations against ALC with more particularity. On September 15, 2011, Graves Automotive filed a third amended complaint in response to the Circuit Court's June 15, 2011 order. In its third amended complaint, Graves Automotive asserted claims against ALC for breach of contract, fraud, unjust enrichment and conversion. ALC moved to dismiss the third amended complaint on many of the same grounds as set forth in its previous motion to dismiss. On October 13, 2011, the Circuit Court dismissed Graves Automotive's conversion claim and again ordered Graves Automotive to re-plead its fraud claims with more particularity, this time within 60 days. On December 12, 2011, Graves Automotive filed its fourth amended complaint, this time asserting only two counts, breach of contract and unjust enrichment. Despite removing the fraud claims, the fourth amended complaint still requests punitive damages. On January 11, 2012, ALC filed a motion to dismiss the fourth amended complaint and to strike Graves Automotive's request for punitive damages. This motion remains pending. ALC continues to deny the allegations against it in the underlying lawsuit and intends to vigorously defend itself in this matter. Given the pendency of ALC's motion and the lack of discovery conducted, it is too early to assess the likelihood of a resolution of the remaining claims in this matter or the possibility of an unfavorable outcome.

On February 17, 2011, Wayne Allen Russell, Jr. ("Russell") filed a lawsuit in the Circuit Court of Tuscaloosa County, Alabama against the Bank and Bill Morgan, who currently serves as the Bank's Business Development Officer. The allegations in the lawsuit relate to a mortgage on a parcel of real estate, executed by Russell in favor of the Bank as security for a loan, and certain related transactions, including foreclosure proceedings executed by the Bank. Additionally, on June 17, 2011, Mr. Russell's wife, Rebecca Russell, in response to a lawsuit filed against Ms. Russell by the Bank, filed a counterclaim against the Bank seeking compensatory and punitive damages, asserting that she was induced to mortgage a rental dwelling owned by her, the proceeds of which were paid upon certain obligations owed to the Bank by her husband, and that the Bank had orally agreed to refinance her loan as a part of an alleged refinancing promise by the Bank with respect to the obligations of Mr. Russell. The Court granted the motion to strike the jury demand in both cases and has consolidated the matters for a non-jury trial. Once the consolidation order is entered, the Bank intends to seek the dismissal of Mr. Russell's complaint and Ms. Russell's counterclaim. Although the defendants intend to vigorously defend themselves in these matters, it is too early to assess the likelihood of a resolution of these matters or the possibility of an unfavorable outcome.

Bancshares and its subsidiaries also are parties to other litigation, and Bancshares intends to vigorously defend itself in all such litigation. In the opinion of Bancshares, based on review and consultation with legal counsel, the outcome of such other litigation should not have a material adverse effect on Bancshares' consolidated financial statements or results of operations.

## Item 4. Mine Safety Disclosures.

Not applicable.

## PART II

### Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Bancshares' common stock is listed on the Nasdaq Capital Market under the symbol "USBI." As of March 14, 2012, Bancshares had approximately 848 shareholders of record.

The following table sets forth, for the calendar quarter indicated, the high and low sales prices per share for Bancshares' common stock as reported on the Nasdaq Capital Market, and the cash dividends declared per share in each such quarter.

| | High | Low | Dividends Declared Per Share |
|---|---|---|---|
| **2010** | | | |
| First Quarter | $17.69 | $13.40 | $0.11 |
| Second Quarter | 16.78 | 8.14 | 0.11 |
| Third Quarter | 11.49 | 7.81 | 0.11 |
| Fourth Quarter | 11.50 | 8.50 | 0.11 |
| **2011** | | | |
| First Quarter | $13.03 | $ 7.37 | $0.04 |
| Second Quarter | 8.65 | 4.66 | 0.00 |
| Third Quarter | 7.21 | 3.02 | 0.00 |
| Fourth Quarter | 6.00 | 3.80 | 0.00 |

The last reported sales price of Bancshares' Common Stock as reported on the Nasdaq Capital Market on March 14, 2012, was $5.60.

Dividends are paid at the discretion of Bancshares' Board of Directors, based on Bancshares' operating performance and financial position, including earnings, capital and liquidity. Dividends from the Bank are Bancshares' primary source of funds for the payment of dividends to its shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to Bancshares. In addition, federal and state regulatory agencies have the authority to prevent Bancshares from paying a dividend to its shareholders. Bancshares has not paid a dividend to our shareholders since the first quarter of 2011 due to substantial net losses at the Bank, and Bancshares can make no assurances that it will be able to or be permitted to pay dividends in the future. See Note 15, "Shareholders' Equity," in the "Notes to Consolidated Financial Statements" included in this Annual Report on Form 10-K.

The following table sets forth purchases made by or on behalf of Bancshares or any "affiliated purchaser," as defined in Rule 10b-18(a)(3) of the Exchange Act, of shares of Bancshares' common stock during the fourth quarter of 2011.

| | Issuer Purchases of Equity Securities | | | |
|---|---|---|---|---|
| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Programs(1) | Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Programs(1) |
| October 1-31, 2011 | 0 | — | 0 | 242,303 |
| November 1-30, 2011 | 6,800(2) | $4.99 | 0 | 242,303 |
| December 1-31, 2011 | 100(2) | $5.00 | 0 | 242,303 |
| Total | 6,900 | $4.99 | 0 | 242,303 |

(1) On December 15, 2011, the Board of Directors extended the share repurchase program previously approved by the Board on January 19, 2006. Under the repurchase program, Bancshares is authorized to repurchase up to 642,785 shares of common stock before December 31, 2012, the expiration date of the extended repurchase program.

(2) Shares were purchased in open-market transactions by an independent trustee for the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions).

**Item 6. Selected Financial Data.**

As a smaller reporting company, Bancshares is not required to provide this information.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

### Introduction and Overview

United Security Bancshares, Inc., a Delaware corporation ("Bancshares," "USBI" or the "Company"), is a bank holding company with its principal offices in Thomasville, Alabama. Bancshares operates one commercial banking subsidiary, First United Security Bank (the "Bank" or "FUSB"). At December 31, 2011, the Bank operated and served its customers through nineteen banking offices located in Brent, Bucksville, Butler, Calera, Centreville, Coffeeville, Columbiana, Fulton, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("ALC"), an Alabama corporation. ALC is a finance company organized for the purpose of making and purchasing consumer loans. ALC operates twenty-five finance company offices located in Alabama and Southeast Mississippi. The headquarters of ALC is located in Jackson, Alabama. The Bank is the funding source for ALC.

The Bank provides a wide range of commercial banking services to small and medium-sized businesses, real estate developers, property managers, business executives, professionals and other individuals, while ALC's business is consumer oriented.

FUSB Reinsurance, Inc. ("FUSB Reinsurance"), an Arizona corporation and a wholly-owned subsidiary of the Bank, reinsures or "underwrites" credit life and credit accident and health insurance policies sold to the Bank's and ALC's consumer loan customers. FUSB Reinsurance is responsible for the first level of risk on these policies up to a specified maximum amount, and a primary third-party insurer retains the remaining risk. The third-party insurer is also responsible for performing most of the administrative functions of FUSB Reinsurance on a contract basis.

At December 31, 2011, Bancshares had consolidated assets of $621.8 million, deposits of $527.1 million and shareholders' equity of $66.2 million. Total assets increased by $70,383, or 0.01%, in 2011. Net loss attributable to USBI increased from $(3.2 million) in 2010 to $(9.1 million) in 2011. Net loss attributable to USBI per share increased from $(0.53) in 2010 to $(1.51) in 2011. These results are explained in more detail throughout this section.

Delivery of the best possible banking services to customers remains an overall operational focus of the Bank. We recognize that attention to details and responsiveness to customers' desires are critical to customer satisfaction. The Company continues to employ the most current technology, both in its financial services and in the training of its 297 full-time equivalent employees, to ensure customer satisfaction and convenience.

The following discussion and financial information are presented to aid in an understanding of the current consolidated financial position, changes in financial position and results of operations of Bancshares and should be read in conjunction with the Audited Consolidated Financial Statements and Notes thereto included herein. The emphasis of this discussion is on the years 2011 and 2010. All yields presented and discussed herein are based on the accrual basis and not on the tax-equivalent basis, unless otherwise indicated.

### Forward-Looking Statements

This Annual Report on Form 10-K for the year ended December 31, 2011 (this "Annual Report"), other annual and periodic reports filed by Bancshares and its subsidiaries under the Securities and Exchange Act of 1934, as amended, and any other written or oral statements made by or on behalf of Bancshares may include "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect Bancshares' current views with respect to future events and financial performance. Such forward-looking statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to:

1. Possible changes in economic and business conditions that may affect the prevailing interest rates, the prevailing rates of inflation, the amount of growth, stagnation or recession in the global, U.S., Alabama and Mississippi economies, the value of investments, the collectibility of loans and the ability to retain and grow deposits;
2. Possible changes in monetary and fiscal policies, laws and regulations and other activities of governments, agencies and similar organizations;
3. Possible changes in regulation and laws affecting the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, and attendant changes in patterns and effects of competition in the financial services industry;
4. The ability of Bancshares to achieve its expected operating results in the markets in which Bancshares operates and Bancshares' ability to expand into new markets and to maintain profit margins; and
5. Since 2008, the residential and commercial mortgage market in the United States has experienced a variety of worsening economic conditions that have adversely affected and may continue to adversely affect the performance and market value of our residential and commercial mortgage loans. Across the United States, delinquencies, foreclosures and losses with respect to residential and commercial mortgage loans generally have increased during the last four years and may continue to increase. In addition, since 2008, prices and appraisal values have declined. It is possible that values may remain stagnant or decline in the near term. An extended period of flat or declining values may result in increased delinquencies, losses on residential and commercial mortgage loans and reduced value of collateral that secure real estate loans.

In addition, Bancshares' business is subject to a number of general and market risks that would affect any forward-looking statements, including the risks discussed in Item 1A of this Annual Report.

The words "believe," "expect," "anticipate," "project" and similar expressions signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of Bancshares. Any such statements speak only as of the date such statements were made, and Bancshares undertakes no obligation to update or revise any forward-looking statements.

## Restatement of 2010 Financial Statements

The Amendment No. 1 to the Annual Report on Form 10-K (the "Form 10-K/A") for 2010 was required due to material misstatements identified within the consolidated financial statements included in the initial Form 10-K filed on March 14, 2011 resulting from the Company's estimate of the allowance for loan losses related to valuation assessments of impaired loans. The Company restated certain amounts in the consolidated financial statements to correct errors in previously reported amounts. The effect of this change in the consolidated financial statements was as follows (in thousands, except per share amounts):

| | As Reported | Adjustment | As Restated |
|---|---|---|---|
| **Consolidated Balance Sheet** | | | |
| Loans, net | $395,951 | $(8,473) | $387,478 |
| Other assets | 9,616 | 3,220 | 12,836 |
| Total assets | 626,993 | (5,253) | 621,739 |
| Retained earnings | $ 89,661 | $(5,253) | $ 84,408 |
| Total shareholders' equity | 79,775 | (5,253) | 74,522 |
| Total liabilities and shareholders' equity | 626,992 | (5,253) | 621,739 |
| **Consolidated Statement of Income** | | | |
| Provision for loan losses | $ 10,658 | $ 8,473 | $ 19,131 |
| Net interest income after provision for loan losses | 24,097 | (8,473) | 15,624 |
| Income (loss) before income taxes | 2,141 | (8,473) | (6,332) |
| Provision for (benefit from) income taxes | 194 | (3,220) | (3,026) |
| Net income (loss) | 1,947 | (5,253) | (3,306) |
| Net income (loss) attributable to USBI | 2,072 | (5,253) | (3,181) |
| Basic and diluted net income (loss) attributable to USBI per share | $ 0.34 | $ (0.87) | $ (0.53) |
| **Consolidated Statement of Comprehensive Income** | | | |
| Net income (loss) attributable to USBI | $ 2,072 | $(5,253) | $ (3,181) |
| Total comprehensive income (loss) | 1,043 | (5,253) | (4,210) |
| **Consolidated Statement of Cash Flows** | | | |
| Net income (loss) | $ 1,947 | $(5,253) | $ (3,306) |
| Provision for loan losses | 10,658 | 8,473 | 19,131 |
| Deferred income tax (benefit) expense | (1,957) | (3,220) | (5,177) |
| Net cash (used in) provided by operating activities | 16,422 | — | 16,422 |

The Form 10-K/A included changes to Item 9A – Controls and Procedures and reflected management's restated assessment of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. This restatement of management's assessment regarding disclosure controls and procedures resulted from the identification of a material weakness in internal control over financial reporting. As a result of the need to restate the 2010 Consolidated Financials, management reassessed the effectiveness of the Company's internal control over financial reporting and concluded that, as of December 31, 2010, there was a material weakness in the Company's internal control over financial reporting. The weakness primarily related to the receipt of new appraisals or other valuation information on collateral securing impaired loans not being evaluated in a timely manner and recorded in the proper period. The 2010 Form 10-K/A included changes to Management's Report on Internal Control Over Financial Reporting in Item 8 – Financial Statements and Supplementary Data that reflected management's reassessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. The Company implemented changes in internal controls as of the date of the report to address the material weakness. However, we believed that additional time and testing would be necessary before concluding that the identified material weakness would be remediated.

## Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to make subjective judgments associated with estimates. These estimates are necessary to comply with accounting principles generally accepted in the United States of America and general banking practices. These areas include accounting for the allowance for loan losses, other real estate owned and deferred income taxes.

*Allowance for Loan Losses*

The Company maintains the allowance for loan losses at a level deemed adequate by management to absorb probable losses from loans in the portfolio. In determining the adequacy of the allowance for loan losses, management considers numerous factors, including, but not limited to, management's estimate of: (a) future economic conditions, (b) the financial condition and liquidity of certain loan customers and (c) collateral values of property securing certain loans. Because these factors and others involve the use of management's estimation and judgment, the allowance for loan losses is inherently subject to adjustment at future dates. Unfavorable changes in the factors used by management to determine the adequacy of the allowance, including increased loan delinquencies and subsequent charge-offs, or the availability of new information, could require additional provisions, in excess of normal provisions, to the allowance for loan losses in future periods. There can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additions to the allowances will not be required.

*Other Real Estate Owned*

Other real estate owned ("OREO") that consists of properties obtained through foreclosure or in satisfaction of loans is reported at the lower of cost or fair value, less estimated costs to sell at the date acquired, with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent valuation adjustments are determined on a specific property basis and are included as a component of other non-interest expense along with holding costs. Any gains or losses on disposal realized at the time of disposal are reflected in non-interest expense. Significant judgments and complex estimates are required in estimating the fair value of OREO, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility, as experienced during 2010 and 2011. As a result, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of OREO.

*Deferred Income Taxes*

Management's determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income earned by subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax asset. Management believes that the Company's subsidiaries will be able to generate sufficient operating earnings to realize the deferred tax benefits. As management periodically evaluates its ability to realize the deferred tax asset, subjective judgments are made that may impact the resulting provision for income tax.

*Other Significant Accounting Policies*

Other significant accounting policies, not involving the same level of measurable uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to revenue recognition, investment securities, fair value measurements and long-lived assets require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under re-examination by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Note 2 to our consolidated financial statements, as it discusses accounting policies that we have selected from acceptable alternatives.

**Overview of 2011**

The following discussion should be read in conjunction with our consolidated financial statements, accompanying notes, and other schedules presented herein.

For the year ended December 31, 2011, net loss attributable to USBI was $(9.1 million), compared with net loss attributable to USBI of $(3.2 million) for the year ended December 31, 2010. Basic and diluted net loss attributable to USBI per common share was $(1.51) for the year ended December 31, 2011, compared with net loss attributable to USBI per common share of $(0.53) for 2010.

Other results for the year ended December 31, 2011 were as follows:

- Total assets increased 0.01% to $621.8 million since year-end 2010.
- Deposits increased 4.7% to $527.1 million, compared with $503.5 million at December 31, 2010.
- Gross loans decreased 1.2% to $403.4 million, compared with $408.4 million at December 31, 2010.
- At year-end 2011, our total risk-based capital was 14.69%, significantly above a number of financial institutions in our peer group and well above the minimum requirements of 10%, to achieve the highest regulatory rating of "well-capitalized."
- Our net interest income increased 1.6% to $35.3 million in 2011, compared with $34.8 million in 2010. The increase in net interest income was due primarily to a 52 basis point decline in the cost of interest-bearing liabilities.
- Provision for loan losses decreased to $18.8 million for the year ended December 31, 2011, or 4.6% annualized of average loans, compared with $19.1 million, or 4.6% annualized of average loans, for the year ended December 31, 2010.
- Non-interest income decreased 14.1% to $8.7 million in 2011, compared with $10.2 million in 2010. This decrease in non-interest income resulted primarily from a non-recurring $4.2 million insurance settlement received in the first quarter of 2010. The decrease in 2011 was partially offset by an increase in gains on investment securities, which increased $2.3 million to $2.6 million.
- Non-interest expense increased 25.4% to $40.3 million in 2011, compared with $32.1 million in 2010. This increase was primarily due to an impairment charge for goodwill of $4.1 million and OREO impairment loss of $6.4 million.
- Shareholders' equity totaled $66.2 million, or book value of $11.01 per share, at December 31, 2011. Return on average assets in 2011 was (1.45)%, and return on average shareholders' equity was (11.76)%.

These items are discussed in further detail throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

### Summary of Consolidated Operating Results

| | Year Ended December 31, 2011 | 2010 (Restated) |
|---|---|---|
| | (In Thousands of Dollars) | |
| Interest Income | $ 42,346 | $44,828 |
| Interest Expense | 7,018 | 10,073 |
| Net Interest Income | 35,328 | 34,755 |
| Provision for Loan Losses | 18,802 | 19,131 |
| Net Interest Income After Provision for Loan Losses | 16,526 | 15,624 |
| Non-Interest Income | 8,728 | 10,166 |
| Non-Interest Expense | 40,288 | 32,122 |
| Loss Before Income Taxes | (15,034) | (6,332) |
| Benefit From Income Taxes | (5,958) | (3,026) |
| Net Loss | $ (9,076) | $ (3,306) |
| Less: Net Loss Attributable to Noncontrolling Interest | (1) | (125) |
| Net Loss Attributable to USBI | $ (9,075) | $ (3,181) |

### Net Interest Income

Net interest income is an effective measurement of how well management has matched interest-earning assets and interest-bearing liabilities and is the Company's principal source of income. Fluctuations in interest rates materially affect net interest income. Although market rates were stable during 2011, the yield on earning assets declined by 14 basis points, while the cost of interest-earning liabilities declined by 52 basis points, as longer-term time deposits repriced at lower rates, improving the net interest margin by 34 basis points, from 5.83% in 2010 to 6.17% in 2011.

Net interest income increased 1.6% to $35.3 million in 2011, compared to an increase of 1.4% in 2010. The increase in net interest income in 2011 was primarily due to a 52 basis point decline in the cost of interest-bearing liabilities, primarily time deposits.

The Company's loan portfolio decreased by $6.4 million, or 1.7%, during 2011, and investment securities decreased during 2011 by $13.7 million, or 10.0%.

Overall, volume, rate and yield changes in interest-earning assets and interest-bearing liabilities contributed to the increase in net interest income during 2011. As to volume, the Company's average earning assets decreased $22.7 million during 2011, or 3.8%, while average interest-bearing liabilities decreased $27.1 million, or 5.3%.

The Company's ability to produce net interest income is measured by a ratio called the interest margin. The interest margin is net interest income as a percentage of average earning assets. The interest margin was 6.2% in 2011 and 5.8% in 2010.

Interest margins are affected by several factors, one of which is the relationship of rate-sensitive earning assets to rate-sensitive interest-bearing liabilities. This factor determines the effect that fluctuating interest rates will have on net interest income. Rate-sensitive earning assets and interest-bearing liabilities are those that can be repriced to current market rates within a relatively short time. The Company's objective in managing interest rate sensitivity is to achieve reasonable stability in the interest margin throughout interest rate cycles by maintaining the proper balance of rate-sensitive assets and interest-bearing liabilities. For further analysis and discussion of interest rate sensitivity, refer to the section entitled "Liquidity and Interest Rate Sensitivity Management."

An additional factor that affects the interest margin is the interest rate spread. The interest rate spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. This measurement is a more accurate reflection of the effect that market interest rate movements have on interest rate-sensitive assets and liabilities. The interest rate spread was 6.0% in 2011 and 5.6% in 2010. The average amount of interest-bearing liabilities, as noted in the table "Yields Earned on Average Interest-Earning Assets and Rates Paid on Average Interest-Bearing Liabilities," decreased 5.3% in 2011, while the average rate of interest paid decreased from 2.0% in 2010 to 1.4% in 2011. Average interest-earning assets decreased 3.8% in 2011, while the average yield on earning assets decreased from 7.5% in 2010 to 7.4% in 2011.

The percentage of earning assets funded by interest-bearing liabilities also affects the Company's interest margin. The Company's earning assets are funded by interest-bearing liabilities, non-interest-bearing demand deposits and shareholders' equity. The net return on earning assets funded by non-interest-bearing demand deposits and shareholders' equity exceeds the net return on earning assets funded by interest-bearing liabilities. The Company's percentage of earning assets funded by interest-bearing liabilities has decreased slightly since 2010. In 2011, 85.1% of the Company's average earning assets were funded by interest-bearing liabilities, compared with 86.4% in 2010.

**Yields Earned on Average Interest-Earning Assets and Rates Paid on Average Interest-Bearing Liabilities**

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | | 2010 (Restated) | | |
| | Average Balance | Interest | Yield/ Rate % | Average Balance | Interest | Yield/ Rate % |
| | (In Thousands of Dollars, Except Percentages) | | | | | |
| ASSETS | | | | | | |
| Interest-Earning Assets: | | | | | | |
| Loans (Note A) | $406,436 | $37,064 | 9.12% | $411,910 | $38,086 | 9.25% |
| Taxable Investments | 143,127 | 4,346 | 3.04% | 152,947 | 5,859 | 3.83% |
| Non-Taxable Investments | 23,394 | 936 | 4.00% | 21,406 | 883 | 4.12% |
| Federal Funds Sold | — | — | 0.00% | 9,404 | — | 0.00% |
| Total Interest-Earning Assets | 572,957 | 42,346 | 7.39% | 595,667 | 44,828 | 7.53% |
| Non-Interest-Earning Assets: | | | | | | |
| Other Assets | 52,816 | | | 74,068 | | |
| Total | $625,773 | | | $669,735 | | |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | | |
| Interest-Bearing Liabilities: | | | | | | |
| Demand Deposits | $120,166 | $ 1,014 | 0.84% | $116,020 | $ 1,179 | 1.02% |
| Savings Deposits | 54,988 | 351 | 0.64% | 50,637 | 348 | 0.69% |
| Time Deposits | 287,907 | 4,895 | 1.70% | 292,237 | 6,073 | 2.08% |
| Borrowings | 24,255 | 758 | 3.13% | 55,565 | 2,473 | 4.45% |
| Total Interest-Bearing Liabilities | 487,316 | 7,018 | 1.44% | 514,459 | 10,073 | 1.96% |
| Non-Interest-Bearing Liabilities: | | | | | | |
| Demand Deposits | 59,142 | | | 58,503 | | |
| Other Liabilities | 2,147 | | | 13,615 | | |
| Shareholders' Equity | 77,168 | | | 83,158 | | |
| Total | $625,773 | | | $669,735 | | |
| Net Interest Income (Note B) | | $35,328 | | | $34,755 | |
| Net Yield on Interest-Earning Assets | | | 6.17% | | | 5.83% |

Note A — For the purpose of these computations, non-accruing loans are included in the average loan amounts outstanding. These loans amounted to $21,728,886 and $12,078,874 for 2011 and 2010, respectively.

Note B — Loan fees of $3,430,230 and $3,247,517 for 2011 and 2010, respectively, are included in interest income amounts above.

**Changes in Interest Earned and Interest Expense Resulting from Changes in Volume and Changes in Rates**

The following table sets forth the effect that varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates had on changes in net interest income for 2011 versus 2010 and 2010 versus 2009.

| | 2011 Compared to 2010 Increase (Decrease) Due to Change In: | | | 2010 Compared to 2009 Increase (Decrease) Due to Change In: | | |
|---|---|---|---|---|---|---|
| | Volume | Average Rate | Net | Volume | Average Rate | Net |
| | (In Thousands of Dollars) | | | | | |
| Interest Earned On: | | | | | | |
| Loans | $ (506) | $ (516) | $(1,022) | $ 393 | $(1,102) | $ (709) |
| Taxable Investments | (376) | (1,137) | (1,513) | (1,128) | (992) | (2,120) |
| Non-Taxable Investments | 82 | (29) | 53 | 355 | (172) | 183 |
| Total Interest-Earning Assets | (800) | (1,682) | (2,482) | (380) | (2,266) | (2,646) |
| Interest Expense On: | | | | | | |
| Demand Deposits | 42 | (207) | (165) | 114 | (19) | 95 |
| Savings Deposits | 30 | (27) | 3 | 16 | (8) | 8 |
| Time Deposits | (90) | (1,088) | (1,178) | 136 | (2,219) | (2,083) |
| Other Borrowings | (1,393) | (322) | (1,715) | (1,397) | 250 | (1,147) |
| Total Interest-Bearing Liabilities | (1,411) | (1,644) | (3,055) | (1,131) | (1,996) | (3,127) |
| Increase (Decrease) in Net Interest Income | $ 611 | $ (38) | $ 573 | $ 751 | $ (270) | $ 481 |

**Provision for Loan Losses**

The provision for loan losses is an expense used to establish the allowance for loan losses. Actual loan losses, net of recoveries, are charged directly to the allowance. The expense recorded each year is a reflection of actual net losses experienced during the year and management's judgment as to the adequacy of the allowance to absorb losses inherent to the portfolio. Charge-offs exceeded recoveries by $17.5 million in 2011, and a provision of $18.8 million was expensed for loan losses in 2011, compared to $19.1 million in 2010. The provision for 2011 and 2010 was 4.6% of average loans. The provision in 2010 and 2011 was high due to charge-offs and impairments in the real estate development loan portfolio at the Bank. Net charge-offs at the Bank were $14.2 million for the year ending December 31, 2011, compared to $5.4 million for the year ending December 31, 2010. At the Bank, net charge-offs of commercial real estate increased from $4.0 million in 2010 to $12.9 million in 2011. The severely depressed real estate market continues to adversely impact real estate values and the ability of borrowers to perform, particularly when performance is based on real estate sales. These conditions are the primary cause for the increase in net charge-offs in 2011 and 2010. ALC had net charge-offs of $3.2 million for the year ending December 31, 2011, compared to $2.8 million for the year ending December 31, 2010. Net charge-offs as a percentage of average loans were 4.30% and 2.0% for the years ended December 31, 2011 and 2010, respectively.

The ratio of the allowance to loans, net of unearned income, at December 31, 2011 and 2010 was 5.52% and 5.13%, respectively. For additional information regarding the Company's allowance for loan losses, see "Loans and Allowance for Loan Losses."

**Non-Interest Income**

The following table presents the major components of non-interest income for the years indicated.

| | 2011 | 2010 |
|---|---|---|
| | (In Thousands of Dollars) | |
| Service Charges and Other Fees on Deposit Accounts | $2,888 | $ 3,061 |
| Credit Life Insurance Commissions and Fees | 924 | 939 |
| Bank-Owned Life Insurance | 482 | 503 |
| Investment Securities Gains, Net | 2,550 | 257 |
| Other Income | 1,884 | 5,406 |
| Total Non-Interest Income | $8,728 | $10,166 |

Total non-interest income decreased $1.4 million, or 14.1%, in 2011 compared to 2010. Service charges and fees on deposit accounts decreased $173,000, or 5.7%, in 2011, compared to 2010. In 2011, fees generated from customer overdrafts and non-sufficient funds decreased $196,000, and regular account service charges decreased $45,000. The decrease in overdraft and non-sufficient funds charges can be attributed to a change in the regulations that prohibit the Bank from assessing these charges for certain non-recurring electronic transactions. Regular account service charges continued to decline as customers switched from accounts with a monthly service charge to a no-service charge account. This no-service charge account, introduced in the fourth quarter of 2007, has allowed the Bank to attract new customers and has otherwise been profitable by requiring electronic statements and encouraging ATM and debit card use, which generates additional fees.

Fees and commissions from the sale of credit life insurance declined $15,000 in 2011, compared to a decline of $58,000 in 2010. Lower consumer loan demand experienced in 2011 was the cause for the decline in insurance fees. Approximately 97% of these commissions are generated from loans originated at ALC. Consumer loans originated at ALC represent 71% of the Company's consumer loan portfolio. These types of loans traditionally generate the majority of credit life sales and are expected to be the primary focus at ALC.

Earnings from the Company's bank-owned life insurance policies decreased $21,000, or 4.2%, during 2011, compared to an increase of 3.3% in 2010. The return on these policies was affected by the low interest rate environment in 2011. Income generated on these policies will always be affected as market interest rates change.

Net gains on security sales were $2.6 million and $257,000 in 2011 and 2010, respectively. Income generated in the area of securities gains and losses is dependent on factors that include investment portfolio strategies, interest rate changes and asset liability management strategies. All of the investment securities are maintained at the Bank, with the exception of $75,000 at FUSB Reinsurance.

Other income includes fee income generated from other banking services, such as letters of credit, ATMs, debit and credit cards, check cashing and wire transfers. Other income decreased $3.5 million, or 65.1%, in 2011, compared to an increase of 34.4% in 2010. ATM and debit card fees increased $88,000, or 26.5%, in 2011 and $17,000, or 3.5%, in 2010, as use of these products increased. These fees are generated entirely at the Bank. Included in other income for 2010 was the non-recurring $4.2 million in proceeds from an insurance settlement received in the first quarter of 2010.

## Non-Interest Expense

The following table presents the major components of non-interest expense for the years indicated.

| | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In Thousands of Dollars) | |
| Salaries and Employee Benefits | $14,491 | $13,765 |
| Occupancy | 1,922 | 1,860 |
| Furniture and Equipment | 1,283 | 1,260 |
| Impairment on Limited Partnerships | 76 | 250 |
| Legal, Accounting and Other Professional Fees | 1,429 | 1,569 |
| Stationery and Supplies | 538 | 546 |
| Telephone/Communication | 686 | 664 |
| Advertising | 389 | 397 |
| Collection and Recovery | 516 | 523 |
| Impairment on Other Real Estate | 6,390 | 3,538 |
| Impairment of Goodwill | 4,098 | — |
| Realized Loss on Sale of OREO | 1,607 | 1,675 |
| FDIC Insurance Assessments | 835 | 1,056 |
| Other | 6,028 | 5,019 |
| Total Non-Interest Expense | $40,288 | $32,122 |
| Efficiency Ratio | 91.5% | 71.5% |
| Total Non-Interest Expense to Average Assets | 6.4% | 4.8% |

Non-interest expense increased $8.2 million, or 25.4%, to $40.3 million in 2011, from $32.1 million in 2010. The increase in 2011 was due primarily to the impairment loss on OREO of $6.4 million and impairment of goodwill of $4.1 million. Impairment write down of OREO increased $2.9 million in 2011 compared to 2010. Impairment on OREO at the Bank was $5.0 million and $1.4 million at ALC for 2011, compared to $2.9 million at the Bank and $0.6 million at ALC in 2010. The severely depressed real estate market, along with the continued decline in real estate values, have had a negative effect on these expenses. If the economy remains weak and real estate values continue to decline, further impairment and losses could result.

Premiums paid to the FDIC in the form of deposit assessments decreased slightly in 2011 compared to 2010. These assessments were $835,000 in 2011, compared to $1.1 million in 2010. Estimated assessments for 2012 are $1.0 million.

Salaries and employee benefits expense increased $726,000, or 5.3%, in 2011, compared to an increase of 1.3% in 2010. In 2011, salary expense increased $175,000, or 1.6%, health insurance expense increased $370,000, or 30.2%, and all other compensation and benefit costs increased $180,000, or 13.8%, when compared with 2010. The increase in salary expense in 2011 was the result of normal merit raises and increased staffing. No incentive bonuses were awarded at the Company level, the Bank or ALC for 2011 and 2010, and no incentive plan has been approved for 2012. The Company had 297 full-time equivalent employees at December 31, 2011 and 2010.

The Bank invests in limited partnerships that operate qualified affordable housing projects. These partnerships receive tax benefits in the form of tax deductions from operating losses and tax credits. Although the Bank accounts for certain of these investments utilizing the cost method, management analyzes the Bank's investments in limited partnerships for potential impairment on an annual basis. The investment balances in these partnerships were $1.5 million at December 31, 2011 and $1.8 million at December 31, 2010. Losses in these investments amounted to $76,000 and $250,000 for 2011 and 2010, respectively.

**Provision for Income Taxes**

A net operating loss before tax generated a tax benefit of $6.0 million for 2011, compared to a tax benefit of $3.0 million in 2010. The calculation of the income tax provision requires the use of estimates and judgments of management. As part of the Company's overall business strategy, management must take into account tax laws and regulations that apply to specific tax issues faced by the Company in each year. This analysis includes an evaluation of the amount and timing of the realization of income tax assets or liabilities.

Management's determination of the realization of the net deferred tax asset is based upon an evaluation of the four possible sources of taxable income: 1) the future reversals of taxable temporary differences; 2) future taxable income, exclusive of reversing temporary differences and carryforwards; 3) taxable income in prior carryback years; and 4) tax-planning strategies. In making a conclusion, management has evaluated the available positive and negative evidence impacting these sources of taxable income. The primary sources of positive and negative evidence impacting taxable income are summarized below:

*Positive Evidence*

- History of earnings – The Company has a strong history of generating earnings and has demonstrated positive earnings in 17 of the last 20 years. There is sufficient taxable income in tax years 2009 and 2010 to fully absorb the expected 2011 taxable loss. Additionally, after carryback of the 2011 loss, the Company still has approximately $4.2 million in 2010 taxable income to carryback a loss from 2012 if necessary. In addition to the remaining taxable income available in a carryback year, the Company has a full 20-year carryforward period for federal tax purposes and eight years for the State of Alabama to absorb and use any operating losses triggered as a result of reversing deductible differences, such as loan charge-offs or sales of other real estate.
- Creation of future taxable income – The Company has projected future taxable income that will be sufficient to absorb the remaining deferred tax assets after the reversal of future taxable temporary differences. The taxable income forecasting process utilizes the forecasted pre-tax earnings and adjusts for book-tax differences that will be exempt from taxation, primarily tax-exempt interest income and bank-owned life insurance, as well as temporary book-tax differences, including the allowance for loan losses. The projections relied upon for this process are consistent with those used from the Company's financial forecasting process. Management believes that the projections resulting from the taxable income forecasting process are sound, however, there can be no assurance that such taxable income will be realized due to unanticipated changes in economic and competitive factors.
- Strong capital position – At December 31, 2011, the Company had a Tier 1 capital ratio of 9.19% calculated as a percent of 2011 average assets, substantially above the 3.00% minimum standard to be considered well capitalized per regulatory guidelines. Also, the total capital ratio of 14.69% substantially exceeds the 8.00% minimum standard to be considered well capitalized.
- Ability to implement tax-planning strategies – The Company has the ability to implement tax planning strategies to maximize the realization of deferred tax assets, such as the sale of assets. As an example, at December 31, 2011, the Company's portfolio of securities available for sale had $4.8 million of gross unrealized pre-tax gains that could accelerate the recognition of the associated taxable temporary differences, which management would consider being a tax planning strategy to maximize the realization of the deferred tax assets that may expire unutilized.

The largest losses experienced were in one type of loan – real estate development. Of the loan loss provision expensed in 2010, 65.3%, or $12.5 million, was in the loan category of real estate loans on undeveloped land or residential lots. Of the loan loss provision expensed in 2011, 44.1%, or $8.3 million, was in the category of real estate development loans, raw land or residential lots. Impairment of OREO originated from these loans amounted to $2.1 million and $3.4 million for 2010 and 2011, respectively. Except in unusual circumstances, the Company no longer invests in these types of loans and is focused on managing this segment of the loan portfolio aggressively.

*Negative Evidence*

- Cumulative loss position – The Company is currently in a three-year cumulative loss position. Excluding the goodwill impairment in 2011, as this item is nondeductible for income tax purposes, the cumulative continuing operations pre-tax loss position for 2009 through 2011 is $11.1 million. The cumulative loss primarily has resulted from the unprecedented provision for loan losses of $47.0 million during these periods, which management believes will continue to be reduced in future periods. During 2011, the provision for loan losses decreased $0.3 million to $18.8 million, as compared to the provision for loan losses of $19.1 million in 2010.

The Company believes that the positive evidence, when considered in its entirety, outweighs the negative evidence of recent pre-tax losses. See Note 2 "Summary of Significant Accounting Policies" and Note 12 "Income Taxes" to the consolidated financial statements for additional information about income taxes.

**Loans and Allowance for Loan Losses**

Total loans outstanding net of unearned interest decreased by $5.0 million in 2011, with a loan portfolio totaling $403.4 million as of December 31, 2011. Total loans at the Bank declined 0.7% to $321.7 million in 2011, representing 79.7% of the Company's loans. Loans at ALC declined 3.5% to $81.7 million in 2011. For 2011, on an average basis, loans represented 70.9% of the Company's earning assets and provided 87.5% of the Company's interest income.

Real estate loans decreased 1.4% to $299.6 million in 2011. The Bank's real estate loan portfolio is comprised of construction loans to both businesses and individuals for commercial and residential development, commercial buildings and apartment complexes, with most of this activity being commercial. Real estate loans also consist of other loans secured by real estate, such as one-to-four family dwellings, including mobile homes, loans on land only, multi-family dwellings, non-farm, non-residential real estate and home equity loans. Real estate loans at the Bank grew $2.4 million, or 0.9%, in 2011 to a balance of $259.1 million at December 31, 2011. Real estate loans at ALC are primarily secured by residential properties, mobile homes and land. These loans declined 13.9% to $40.5 million as of year end 2011. Real estate loans remain the largest component of the Company's loan portfolio, comprising 73.4% of total loans outstanding.

Consumer loans represent the second largest component of the Company's loan portfolio. These loans include loans to individuals for household, family and other personal expenditures, including credit cards and other related credit plans. Consumer loans increased $3.9 million at ALC and declined $2.3 million at the Bank during 2011. ALC's consumer loans represent 70.8% of the total consumer loans, with a balance at year-end 2011 of $45.7 million. These loans at the Bank amounted to $18.9 million at December 31, 2011. The increase at ALC was the result of a shift of emphasis away from real estate loans to consumer loans.

Commercial, financial and agricultural loans decreased by 3.0% during 2011 to $43.1 million at December 31, 2011. Loans to tax exempt entities, such as municipalities and counties, increased $2.8 million in 2011 and decreased $732,000 in 2010. All other commercial loans declined $4.1 million in 2011. All of the commercial loans originated at the Bank.

The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio and changes in its risk profile, credit concentrations, historical trends and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually-identified impaired loans may be measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision and added to the allowance for loan losses. Large pools of smaller balance, homogeneous loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, historical charge-off trends, trends in the economy and other factors. Though management believes the allowance for loan losses to be adequate, taking into consideration the views of regulators, the current economic environment and the amount of subjective judgment involved in the calculation, there can be no assurance that the allowance for loan losses is sufficient, and ultimate losses may vary from their estimates. Estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings during the periods in which they become known.

The Bank's loan policy requires immediate recognition of a loss if significant doubt exists as to the repayment of the principal balance of a loan. Consumer installment loans at the Bank and ALC are generally recognized as losses if they become 120 days delinquent. Exceptions are made specifically for loans that are secured by real estate and if the borrower is in a repayment plan under the bankruptcy statutes. As long as these loans are paying in accordance with the bankruptcy plan, they are not charged off.

A credit review of the Bank's individual loans is conducted periodically. A risk rating is assigned to each loan and is reviewed at least annually. In assigning risk, management takes into consideration the capacity of the borrower to repay, collateral values, current economic conditions and other factors. Management also monitors the credit quality of the loan portfolio through the use of an annual outside comprehensive loan review. Based on the underwriting standards in the loan policy, the Bank does not actively market mortgages to subprime borrowers. However, over time, some of the Bank's customers could migrate into categories that might demonstrate some of the same characteristics as subprime borrowers. With current underwriting standards and ongoing monitoring of credit quality within the portfolio, the volume of such customers is inconsequential.

Loan officers and other personnel handling loan transactions undergo frequent training dedicated to improving credit quality, as well as the yield of the loan portfolio. The Bank utilizes a written loan policy, which attempts to guide lending personnel in applying consistent underwriting standards. This policy is intended to aid loan officers and lending personnel in making sound credit decisions and to assure compliance with state and federal regulations. The Bank's loan policy is reviewed, at a minimum, on an annual basis to ensure timely modifications to the Bank's lending standards.

ALC's management oversees its loan portfolio through a loan committee comprised of members of ALC's Board of Directors and ALC's district and office managers. This Committee is aided by a formal loan policy, which is reviewed at least annually with revisions made as directed by ALC's Board of Directors and Management. ALC's individual branches are supervised by three district managers who report to the ALC COO. Because of the very nature of ALC's business, many of the borrowers served by ALC could be deemed to demonstrate some of the same characteristics as subprime borrowers. Although the Company and ALC believe that serving the communities in which ALC is located includes service to these customers, ALC's loan committee and loan officers remain diligent in making careful loan decisions based on the criteria set forth in ALC's loan policy.

The following table shows the Company's loan distribution as of December 31, 2011 and 2010.

| | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | | (Restated) |
| | (In Thousands of Dollars) | |
| Real Estate | $299,594 | $303,719 |
| Installment (Consumer) | 65,483 | 64,912 |
| Commercial, Financial and Agricultural | 43,060 | 44,392 |
| Less: Unearned Interest, Commissions and Fees | (4,786) | (4,609) |
| Total | $403,351 | $408,414 |

The amounts of total loans (excluding installment loans) outstanding at December 31, 2011, which, based on the remaining scheduled repayments of principal, are due in (1) one year or less, (2) more than one year but within five years and (3) more than five years, are shown in the following table.

| | Maturing | | | |
|---|---|---|---|---|
| | Within One Year | After One but Within Five Years | After Five Years | Total |
| | (In Thousands of Dollars) | | | |
| Commercial, Financial and Agricultural | $ 24,825 | $ 18,155 | $ 80 | $ 43,060 |
| Real Estate-Mortgage | 135,447 | 121,966 | 42,181 | 299,594 |
| Total | $160,272 | $140,121 | $42,261 | $342,654 |

Variable rate loans totaled approximately $69.9 million and are included in the one-year category.

## Non-Performing Assets

Accruing loans past due 90 days or more at December 31, 2011 declined to $2.3 million, a decrease of $2.9 million compared to 2010. Accruing loans past due 90 days or more at the Bank declined $2.4 million to $0.2 million at December 31, 2011. These loans at ALC declined $0.5 million to $2.1 million over the same period. These loans are closely monitored, and, if any deterioration in the borrowers ability to pay occurs, they are placed on non-accrual status.

Impaired loans totaled $61.9 million and $51.0 million as of December 31, 2011 and 2010. The increase in impaired loans at December 31, 2011 was caused by several large commercial real estate loans being considered impaired at year-end 2011. The decline in real estate values and the severely depressed real estate market have affected the value of the underlying collateral and the borrowers' ability to service the debt on these loans. There was approximately $11.1 million and $12.6 million in the allowance for loan losses specifically allocated to these impaired loans at December 31, 2011 and 2010. Loans totaling $34.6 million and $18.4 million for 2011 and 2010, although considered impaired under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 310, have no measurable impairment, and no allowance for loan losses is specifically allocated to these loans. The average recorded investment in impaired loans for 2011 and 2010 was approximately $49.5 million and $37.0 million. Income recognized on impaired loans amounted to approximately $2.2 million in 2011 and $2.0 million in 2010.

Non-performing assets as a percentage of loans net of unearned interest and other real estate was 8.5% at December 31, 2011, compared to 10.2% at December 31, 2010. Non-performing assets decreased $8.8 million in 2011 compared to 2010, loans on non-accrual increased $2.9 million and loans past due 90 days or more declined $2.9 million. Other real estate acquired in settlement of loans consisted of 17 residential properties and 66 commercial properties totaling $12.6 million at the Bank and 120 residential properties and 16 commercial properties totaling $4.2 million at ALC. Management is making every effort to dispose of these properties in a timely manner, but the national economic downturn and the severely depressed real estate market are negatively impacting this process. Management reviews these loans and reports to the Bank's Board of Directors monthly.

The following table presents information on non-performing loans and real estate acquired in settlement of loans.

| | December 31, 2011 | December 31, 2010 (Restated) |
|---|---|---|
| | (In Thousands of Dollars) | |
| Non-Performing Assets: | | |
| Loans Accounted for on a Non-Accrual Basis | $16,502 | $13,572 |
| Accruing Loans Past Due 90 Days or More | 2,332 | 5,237 |
| Real Estate Acquired in Settlement of Loans | 16,774 | 25,632 |
| Total | $35,608 | $44,441 |
| Non-Performing Assets as a Percent of Net Loans and Other Real Estate | 8.48% | 10.24% |

Summarized below is information concerning income on those loans with deferred interest or principal payments resulting from deterioration in the financial condition of the borrower.

| | December 31, 2011 | December 31, 2010 (Restated) |
|---|---|---|
| | (In Thousands of Dollars) | |
| Total Loans Accounted for on a Non-Accrual Basis | $16,502 | $13,572 |
| Interest Income That Would Have Been Recorded Under Original Terms | 1,460 | 799 |
| Interest Income Reported and Recorded During the Year | 36 | 88 |

**Allocation of Allowance for Loan Losses**

The following table shows an allocation of the allowance for loan losses for the two years indicated.

| | December 31, 2011 | | December 31, 2010 (Restated) | |
|---|---|---|---|---|
| | Allocation Allowance | Percent of Loans in Each Category to Total Loans | Allocation Allowance | Percent of Loans In Each Category To Total Loans |
| | (In Thousands of Dollars, Except Percentages) | | | |
| Commerical, Financial and Agricultural | $ 1,145 | 11% | $ 988 | 10% |
| Real Estate | 18,163 | 73 | 16,811 | 74 |
| Installment (Consumer) | 2,959 | 16 | 3,137 | 16 |
| Total | $22,267 | 100% | $20,936 | 100% |

In establishing the allowance for loan losses, management created the following risk groups for evaluating the loan portfolio:

- Large classified loans and impaired loans are evaluated individually, with specific reserves allocated based on management's review, consistent with ASC Topic 310.
- The allowance for large pools of smaller-balance, homogeneous loans is based on such factors as changes in the nature and volume of the portfolio, overall portfolio quality, adequacy of the underlying collateral value, loan concentrations, historical charge-off trends and economic conditions that may affect the borrowers' ability to pay, consistent with ASC Topic 450.

Net charge-offs as shown in the "Summary of Loan Loss Experience" table below indicate the trend for the last two years.

**Summary of Loan Loss Experience**

This table summarizes the Bank's loan loss experience for each of the two years indicated.

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | | (Restated) |
| | (In Thousands of Dollars) | |
| Balance of Allowance for Loan Loss at Beginning of Period | $ 20,936 | $10,004 |
| Charge-Offs: | | |
| Commercial, Financial and Agricultural | (407) | (773) |
| Real Estate-Mortgage | (14,938) | (5,705) |
| Installment (Consumer) | (3,413) | (2,863) |
| Credit Cards | (3) | (1) |
| | (18,761) | (9,342) |
| Recoveries: | | |
| Commercial, Financial and Agricultural | 152 | 82 |
| Real Estate-Mortgage | 310 | 290 |
| Installment (Consumer) | 828 | 770 |
| Credit Cards | — | 1 |
| | 1,290 | 1,143 |
| Net Charge-Offs | (17,471) | (8,199) |
| Provision for Loan Losses | 18,802 | 19,131 |
| Balance of Allowance for Loan Loss at End of Period | $ 22,267 | $20,936 |
| Ratio of Net Charge-Offs During Period to Average Loans Outstanding | 4.30% | 1.99% |

**Investment Securities Available-for-Sale and Derivative Instruments**

Investment securities, which are classified as available-for-sale, are carried at fair value. They include mortgage-backed securities, obligations of states, counties and political subdivisions, U.S. treasury and government sponsored agency securities and other securities. Investment securities held-to-maturity consists of obligations of states, counties and political subdivisions and are carried at cost. Investment securities declined from $137.1 million at December 31, 2010 to $123.3 million at December 31, 2011.

Because of their liquidity, credit quality and yield characteristics, the majority of the purchases of taxable securities have been purchases of agency-guaranteed mortgage-backed obligations and collateralized mortgage obligations ("CMOs"). The mortgage-backed obligations in which the Bank invests represent an undivided interest in a pool of residential mortgages or may be collateralized by a pool of residential mortgages ("mortgage-backed securities"). The Company does not invest in mortgage-backed securities that contain Alt-A type mortgages or subprime mortgages.

Mortgage-backed securities and CMOs present some degree of additional risk in that mortgages collateralizing these securities can be refinanced, thereby affecting the future yield and market value of the portfolio. Management expects the annual repayment of the underlying mortgages to vary as a result of monthly repayment of principal and/or interest required under terms of the underlying promissory notes. Further, the actual rate of repayment is subject to changes depending upon the terms of the underlying mortgages, the relative level of mortgage interest rates and the structure of the securities. When relative interest rates decline to levels below that of the underlying mortgages, acceleration of principal repayment is expected as some borrowers on the underlying mortgages refinance to lower rates. When the underlying rates on mortgage loans are comparable to market rates, repayment more closely conforms to scheduled amortization in accordance with terms of the promissory note with additional repayment as a result of sales of homes collateralizing the mortgage loans constituting the security. Although maturities of the underlying mortgage loans may range up to 30 years, scheduled principal and normal prepayments substantially shorten the average maturities.

Interest rate risk contained in the overall securities portfolio is formally monitored on a monthly basis. Management assesses each month how risk levels in the investment portfolio affect overall company-wide interest rate risk. Expected changes in forecasted yield, earnings and market value of the bond portfolio are generally attributable to fluctuations in interest rates, as well as volatility caused by general uncertainty over the economy, inflation and future interest rate trends.

The composition of the Bank's investment portfolio reflects the Bank's investment strategy of maximizing portfolio yields commensurate with risk and liquidity considerations. The primary objectives of the Bank's investment strategy are to maintain an appropriate level of liquidity and to provide a tool to assist in controlling the Bank's interest rate position, while at the same time producing adequate levels of interest income. As of December 31, 2011, the investment portfolio had an estimated average maturity of 3.1 years.

Fair market values of securities can vary significantly as interest rates change. The gross unrealized gains and losses in the securities portfolio are not expected to have a material impact on liquidity or other funding needs. There were net unrealized gains, net of tax, of $3.0 million in the securities portfolio on December 31, 2011, versus $3.4 million net unrealized gains, net of tax, at year-end 2010.

**Investment Securities**

The following table sets forth the amortized costs of investment securities, as well as their fair value and related unrealized gains or losses on the dates indicated.

| | Available-for-Sale | |
|---|---|---|
| | December 31, | |
| | 2011 | 2010 |
| | (In Thousands of Dollars) | |
| Mortgage-Backed Securities | $ 96,104 | $108,410 |
| Obligations of States, Counties and Political Subdivisions | 14,684 | 21,797 |
| U.S. Treasury and Government Sponsored Agency Securities | 6,565 | 80 |
| Other Securities | 9 | 132 |
| Total Book Value | 117,362 | 130,419 |
| Net Unrealized Gains | 4,808 | 5,458 |
| Total Market Value | $122,170 | $135,877 |

| | Held-to-Maturity | |
|---|---|---|
| | December 31, | |
| | 2011 | 2010 |
| | (In Thousands of Dollars) | |
| Obligations of States, Counties and Political Subdivisions | $1,170 | $1,210 |
| Total Book Value | $1,170 | $1,210 |

**Investment Securities Maturity Schedule**

| | Stated Maturity as of December 31, 2011 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Within One Year | | After One But Within Five Years | | After Five But Within Ten Years | | After Ten Years | |
| | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield |
| | (In Thousands of Dollars, Except Yields) | | | | | | | |
| Investment Securities Available-for- Sale: | | | | | | | | |
| U.S. Treasury and Government Sponsored Agency Securities | $ 75 | 0.63% | $ — | 0.00% | $ — | 0.00% | $ 6,509 | 2.08% |
| State, County and Municipal Obligations | 859 | 5.90 | 2,239 | 6.27 | 3,223 | 5.43 | 10,736 | 6.05 |
| Mortgage-Backed Securities | 6 | 4.13 | 2,756 | 3.29 | 28,409 | 3.31 | 68,520 | 2.70 |
| Total | $940 | 5.47% | $4,995 | 4.63% | $31,632 | 3.53% | $ 85,765 | 3.07% |
| Total Securities With Stated Maturity | | | | | | | $123,332 | 3.27% |
| Equity Securities | | | | | | | 10 | 3.78 |
| Total | | | | | | | $123,342 | 3.27% |

Available-for-sale securities are stated at fair value and tax equivalent market yields.

**Condensed Portfolio Maturity Schedule**

| Maturity Summary as of December 31, 2011 | Dollar Amount | Portfolio Percentage |
|---|---|---|
| | (In Thousands of Dollars) | |
| Maturing in 3 months or less | $ 567 | 0.46% |
| Maturing in greater than 3 months to 1 year | 373 | 0.30 |
| Maturing in greater than 1 to 3 years | 1,619 | 1.31 |
| Maturing in greater than 3 to 5 years | 3,376 | 2.74 |
| Maturing in greater than 5 to 15 years | 70,322 | 57.02 |
| Maturing in over 15 years | 47,075 | 38.17 |
| Total | $123,332 | 100.00% |

The following marketable equity securities, in thousands of dollars, have been excluded from the above maturity summary due to no stated maturity date.

Mutual Funds .......... $10

### Condensed Portfolio Repricing Schedule

| Repricing Summary as of December 31, 2011 | Dollar Amount | Portfolio Percentage |
|---|---|---|
| | (In Thousands of Dollars) | |
| Repricing in 30 days or less | $ 5,852 | 4.74% |
| Repricing in 31 days to 1 year | 1,589 | 1.29 |
| Repricing in greater than 1 to 3 years | 1,609 | 1.30 |
| Repricing in greater than 3 to 5 years | 6,628 | 5.37 |
| Repricing in greater than 5 to 15 years | 70,745 | 57.37 |
| Repricing in over 15 years | 36,909 | 29.93 |
| Total | $123,332 | 100.00% |
| Repricing in 30 days or less does not include: | | |
| Mutual Funds | | $ 10 |

The tables above reflect all securities at market value on December 31, 2011.

### Security Gains

Non-interest income from securities transactions was a gain for the years ended December 31, 2011 and 2010. Transactions affecting the Bank's investment portfolio are directed by the Bank's asset and liability management activities and strategies. Although short-term losses may occur from time to time, the "pruning" of the portfolio is designed to maintain the strength of the investment portfolio.

The table below shows the associated net gains for the years ended December 31, 2011 and 2010.

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Investment Securities | $2,549,963 | $256,635 |

Volumes of sales, as well as other information regarding investment securities, are discussed further in Note 4, "Investment Securities," in the "Notes to Consolidated Financial Statements."

### Long-Lived Assets

The Company's long-lived assets consist of the excess of cost over the fair value of net assets of acquired businesses ("goodwill"). Goodwill totaled $0 and $4.1 million at December 31, 2011 and 2010, respectively. It is tested for impairment on an annual basis or more often if events and circumstances indicate that impairment may exist.

A test of goodwill for impairment consists of two steps in which the need for recognition is determined in Step One. In Step Two, the measurement of the actual impairment to be recognized, if deemed required by Step One, is calculated. The Company tested its goodwill as of October 31, 2011, which indicated impairment of all of the $4.1 million of goodwill reported by the Company. Refer to the discussion of intangible assets in Note 2, "Summary of Significant Accounting Policies," to the consolidated financial statements for a discussion of these approaches and Note 7, "Goodwill and Intangible Assets," for a discussion of the assumptions.

### Deposits

Core deposits, which exclude time deposits of $100,000 or more, provide for a relatively stable funding source that supports earning assets. The Company's core deposits totaled $391.4 million, or 74.3% of total deposits, at December 31, 2011 and totaled $377.1 million, or 74.9% of total deposits, at December 31, 2010.

Deposits, in particular core deposits, have historically been the Company's primary source of funding and have enabled the Company to successfully meet both short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future, although economic and competitive factors could affect this funding source. The Company's loan-to-deposit ratio was 72.3% at December 31, 2011 and 77.0% at the end of 2010.

Time deposits in excess of $100,000 and brokered deposits increased 7.38% to $135.7 million as of December 31, 2011. Included in these large deposits are $35.3 million in brokered certificates of deposit at year-end 2011, compared with $33.4 million at year-end 2010. Management has used brokered deposits as a funding source when rates and terms are more attractive than other funding sources.

The sensitivity of the Bank's deposit rates to changes in market interest rates is reflected in its average interest rate paid on interest-bearing deposits. During 2011, although market interest rates remained unchanged, the Bank's average rate on interest bearing deposits declined from 1.7% in 2010 to 1.35% in 2011, as longer-term certificates of deposit matured and repriced at lower rates.

Management, as part of an overall program to emphasize the growth of transaction deposit accounts, continues to promote online banking and an online bill paying program, as well as enhance the telephone-banking product. In addition, continued effort is being placed on deposit promotions, direct-mail campaigns and cross-selling efforts.

**Average Daily Amount of Deposits and Rates**

The average daily amount of deposits and rates paid on such deposits are summarized for the periods in the following table.

| | December 31, | | | |
|---|---|---|---|---|
| | 2011 | | 2010 | |
| | Amount | Rate | Amount | Rate |
| | (In Thousands of Dollars, Except Percentages) | | | |
| Non-Interest Bearing Demand Deposit Accounts | $ 59,142 | | $ 58,503 | |
| Interest-Bearing Demand Deposit Accounts | 120,166 | 0.84% | 116,020 | 1.02% |
| Savings Deposits | 54,988 | 0.64 | 50,637 | 0.69 |
| Time Deposits | 287,907 | 1.70 | 292,237 | 2.08 |
| Total | $522,203 | 1.35% | $517,397 | 1.66% |

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2011 are summarized as follows:

| Maturities | Time Certificates of Deposit |
|---|---|
| 3 Months or Less | $ 24,515,719 |
| Over 3 Through 6 Months | 25,684,373 |
| Over 6 Through 12 Months | 45,276,991 |
| Over 12 Months | 40,231,338 |
| Total | $135,708,421 |

### Other Borrowings

Other interest-bearing liabilities consist of federal funds purchased, securities sold under agreements to repurchase, treasury, tax and loan deposits and Federal Home Loan Bank ("FHLB") advances. This category continues to be utilized as an alternative source of funds. During 2011, the average other interest-bearing liabilities represented 5.0% of the average total interest-bearing liabilities, compared to 10.8% in 2010. The advances from the FHLB are an alternative to funding sources with similar maturities, such as certificates of deposit. These advances generally offer more attractive rates when compared to other mid-term financing options. Average treasury, tax and loan deposits increased from $387,210 in 2010 to $432,399 in 2011. Securities sold under agreements to repurchase averaged $298,290 in 2010 and $449,215 in 2011. For additional information and discussion of these borrowings, refer to Notes 10 and 11, "Short-Term Borrowings" and "Long-Term Debt," respectively, in the "Notes to Consolidated Financial Statements."

The following table shows information for the last two years regarding the Bank's short- and long-term borrowings consisting of treasury, tax and loan deposits, federal funds purchased, securities sold under agreements to repurchase and other borrowings from the FHLB.

| | Short-Term Borrowings Maturity Less Than One Year | Long-Term Borrowings Maturity One Year or Greater |
|---|---|---|
| | (In Thousands of Dollars, Except Percentages) | |
| Year-Ended December 31: | | |
| 2011 | $ 356 | $20,000 |
| 2010 | 970 | 30,000 |
| Weighted Average Interest Rate at Year-End: | | |
| 2011 | 2.00% | 2.17% |
| 2010 | 0.40 | 3.58 |
| Maximum Amount Outstanding at Any Month's End: | | |
| 2011 | $1,595 | $30,000 |
| 2010 | 1,588 | 85,000 |
| Average Amount Outstanding During the Year: | | |
| 2011 | $ 884 | $23,370 |
| 2010 | 688 | 54,877 |
| Weighted Average Interest Rate During the Year: | | |
| 2011 | 0.77% | 3.12% |
| 2010 | 0.75 | 4.50 |

### Shareholders' Equity

The Company has always placed great emphasis on maintaining its strong capital base. At December 31, 2011, shareholders' equity totaled $66.2 million, or 10.6% of total assets, compared to 12.0% for year-end 2010. This level of equity should indicate to the Company's shareholders, customers and regulators that Bancshares is financially sound and offers the ability to sustain an appropriate degree of leverage to provide a desirable level of profitability and growth.

Although shareholders' equity is well above minimum regulatory capital levels, it has been eroded by operating losses over the last two years. Refer to the Consolidated Statements of Shareholders' Equity in the financial statements for a complete description of the changes to the components of shareholders' equity for 2011 and 2010.

In connection with the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, 275 shares were purchased in 2011, and 6,570 shares were purchased in 2010. The plan permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of Bancshares' common stock. For more information related to this plan, see Note 14, "Long-Term Incentive Compensation Plan," in the "Notes to Consolidated Financial Statements."

Bancshares initiated a share repurchase program in January 2006, under which the Company was authorized to repurchase up to 642,785 shares of common stock before December 31, 2007. In December 2007, 2008, 2009, 2010 and 2011, the Board of Directors extended the expiration date of the share repurchase program for an additional year. Currently, the share repurchase program is set to expire on December 31, 2012. There are 242,303 shares available for repurchase under this plan, at management's discretion.

Total cash dividends declared during 2011 were $241,000, or $0.04 per share, paid for the first quarter of 2011, compared to $0.44 per share in 2010. It has been the Company's policy to pay dividends out of current earnings. No other dividends were declared in 2011 due to the operating loss and management's desire to preserve capital. The Company's Board of Directors evaluates dividend payments based on the Company's level of earnings and our desire to maintain a strong capital base, as well as regulatory requirements relating to the payment of dividends.

Bancshares is required to comply with capital adequacy standards established by the Federal Reserve and the FDIC. Currently, there are two basic measures of capital adequacy: a risk-based measure and a leverage measure. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to risk categories, each with a specified risk weight factor. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The banking regulatory agencies also have adopted regulations that supplement the risk-based guidelines to include a minimum leverage ratio of 3% of Tier 1 Capital (as defined below) to total assets, less goodwill (the "leverage ratio"). Depending upon the risk profile of the institution and other factors, the regulatory agencies may require a leverage ratio of 1% or 2% higher than the minimum 3% level.

The minimum standard for the ratio of total capital to risk-weighted assets is 8%. At least 50% of that capital level must consist of common equity, undivided profits and non-cumulative perpetual preferred stock, less goodwill and certain other intangibles ("Tier 1 Capital"). The remainder ("Tier II Capital") may consist of a limited amount of other preferred stock, mandatory convertible securities, subordinated debt and a limited amount of the allowance for loan losses. The sum of Tier 1 Capital and Tier II Capital is "total risk-based capital."

**Risk-Based Capital Requirements**

| | Minimum Regulatory Requirements | Well-Capitalized Regulatory Requirements | Bancshares' Ratio at December 31, 2011 |
|---|---|---|---|
| Total Capital to Risk-Adjusted Assets | 8.00% | 10.00% | 14.69% |
| Tier I Capital to Risk-Adjusted Assets | 4.00% | 6.00% | 13.39% |
| Tier I Leverage Ratio | 3.00% | 5.00% | 9.19% |

The Bank exceeded the ratios required for well-capitalized banks, as defined by federal banking regulators, in addition to meeting the minimum regulatory ratios.

**Ratio Analysis**

The following table presents operating and equity performance ratios for each of the last two years.

| | December 31, 2011 | December 31, 2010 (Restated) |
|---|---|---|
| Return on Average Assets | (1.45)% | (0.47)% |
| Return on Average Equity | (11.76)% | (3.82)% |
| Cash Dividend Payout Ratio | N/A | N/A |
| Average Equity to Average Assets Ratio | 12.33% | 12.42% |

**Liquidity and Interest Rate Sensitivity Management**

The primary functions of asset and liability management are to (1) assure adequate liquidity, (2) maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities, (3) maximize the profit of the Bank and (4) reduce risks to the Bank's capital. Liquidity management involves the ability to meet day-to-day cash flow requirements of the Bank's customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Bank would not be able to perform a primary function under its role as a financial intermediary and would not be able to meet the needs of the communities that it serves. Interest rate risk management focuses on the maturity structure and repricing characteristics of its assets and liabilities when changes occur in market interest rates. Effective interest rate sensitivity management ensures that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of such interest rate movements on short- and long-term net interest margin and net interest income.

The asset portion of the balance sheet provides liquidity primarily from two sources. These are principal payments and maturities of loans and maturities and principal payments from the investment portfolio. Other short-term investments, such as federal funds sold, are additional sources of liquidity. Loans maturing or repricing in one year or less amounted to $172.3 million at December 31, 2011.

Investment securities forecasted to mature or reprice over the twelve months ending December 31, 2012 are estimated to be more than $7.5 million, or about 6.0%, of the investment portfolio as of December 31, 2011. For comparison, principal payments on investment securities totaled $39.7 million in 2011.

Although the majority of the securities portfolio has legal final maturities longer than 10 years, a substantial percentage of the portfolio provides monthly principal and interest payments and consists of securities that are readily marketable and easily convertible into cash on short notice. As of December 31, 2011, the bond portfolio had an expected average maturity of 3.14 years, and approximately 74.7% of the $123.3 million in bonds was expected to be repaid within 5 years. However, management does not rely solely upon the investment portfolio to generate cash flows to fund loans, capital expenditures, dividends, debt repayment and other cash requirements. Instead, these activities are funded by cash flows from loan payments, as well as increases in deposits and short-term borrowings.

The liability portion of the balance sheet provides liquidity through interest-bearing and non-interest-bearing deposit accounts. Federal funds purchased, FHLB advances, securities sold under agreements to repurchase and short-term and long-term borrowings are additional sources of liquidity. Liquidity management involves the continual monitoring of the sources and uses of funds to maintain an acceptable cash position. Long-term liquidity management focuses on considerations related to the total balance sheet structure.

The Bank, at December 31, 2011, had long-term debt and short-term borrowings that, on average, represented 3.9% of total liabilities and equity, compared to 8.3% at year-end 2010.

The Bank currently has up to $166.5 million in additional borrowing capacity from the FHLB and $7.8 million in established federal funds lines.

Interest rate sensitivity is a function of the repricing characteristics of all of the Bank's assets and liabilities. These repricing characteristics are the time frames during which the interest-bearing assets and liabilities are subject to changes in interest rates, either at replacement or maturity, during the life of the instruments. Measuring interest rate sensitivity is a function of the differences in the volume of assets and the volume of liabilities that are subject to repricing in future time periods. These differences are known as interest sensitivity gaps and are usually calculated for segments of time and on a cumulative basis.

*Measuring Interest Rate Sensitivity*: Gap analysis is a technique used to measure interest rate sensitivity at a particular point in time, an example of which is presented below. Assets and liabilities are placed in gap intervals based on their repricing dates. Assets and liabilities for which no specific repricing dates exist are placed in gap intervals based on management's judgment concerning their most likely repricing behaviors.

A net gap for each time period is calculated by subtracting the liabilities repricing in that interval from the assets repricing. A positive gap – more assets repricing than liabilities – will benefit net interest income if rates are rising and will detract from net interest income in a falling rate environment. Conversely, a negative gap – more liabilities repricing than assets – will benefit net interest income in a declining interest rate environment and will detract from net interest income in a rising interest rate environment.

Gap analysis is the simplest representation of the Bank's interest rate sensitivity. However, it cannot reveal the impact of factors, such as administered rates, pricing strategies on consumer and business deposits, changes in balance sheet mix or the effect of various options embedded in balance sheet instruments, such as refinancing rates within the loan and bond portfolios.

The accompanying table shows the Bank's interest rate sensitivity position at December 31, 2011, as measured by Gap analysis. Over the next 12 months, approximately $28.7 million more interest-bearing liabilities than interest-earning assets can be repriced to current market rates at least once. This analysis indicates that the Bank has a negative gap within the next 12-month range.

Simple Gap analysis is no longer considered to be as accurate a tool for measuring interest rate risk as pro forma income simulation because it does not make an allowance for how much an item reprices as interest rates change, only that it is possible that the item could reprice. Accordingly, the Bank does not rely solely on Gap analysis but instead measures changes in net interest income and net interest margin through income simulation over +/-1%, 2% and 3% interest rate shocks. Our estimates have consistently shown that the Bank has very limited, if any, net interest margin and net interest income risk to rising interest rates.

## Maturity and Repricing Report

| | December 31, 2011 | | | | | | |
|---|---|---|---|---|---|---|---|
| | (In Thousands of Dollars, Except Percentages) | | | | | | |
| | 0-3 Months | 4-12 Months | Total 1 Year or Less | 1-5 Years | Over 5 Years | Non-Rate Sensitive | Total |
| Earning Assets: | | | | | | | |
| Loans (Net of Unearned Income) | $ 93,784 | $ 78,504 | $172,288 | $182,006 | $ 49,057 | $ — | $403,351 |
| Investment Securities | 7,067 | 1,588 | 8,655 | 8,236 | 106,450 | — | 123,341 |
| Federal Home Loan Bank Stock | 2,861 | — | 2,861 | — | — | — | 2,861 |
| Interest-Bearing Deposits in Other Banks | 43,306 | — | 43,306 | — | — | — | 43,306 |
| Total Earning Assets | $147,018 | $ 80,092 | $227,110 | $190,242 | $155,507 | $ — | $572,859 |
| Percent of Total Earning Assets | 25.7% | 14.0% | 39.7% | 33.2% | 27.1% | 0.0% | 100.0% |
| Interest-Bearing Liabilities: | | | | | | | |
| Interest-Bearing Deposits and Liabilities | | | | | | | |
| Demand Deposits | $ 24,551 | $ — | $ 24,551 | $ 98,203 | $ — | $ — | $122,754 |
| Savings Deposits | 11,630 | — | 11,630 | 46,518 | — | — | 58,148 |
| Time Deposits | 63,617 | 145,663 | 209,280 | 77,772 | — | — | 287,052 |
| Borrowings | 356 | 10,000 | 10,356 | 10,000 | — | — | 20,356 |
| Non-Interest-Bearing Liabilities: | | | | | | | |
| Demand Deposits | $ — | $ — | $ — | $ — | $ — | $ 59,119 | $ 59,119 |
| Total Funding Sources | $100,154 | $155,663 | $255,817 | $232,493 | $ — | $ 59,119 | $547,429 |
| Percent of Total Funding Sources | 18.3% | 28.4% | 46.7% | 42.5% | 0.0% | 10.8% | 100.0% |
| Interest-Sensitivity Gap (Balance Sheet) | $ 46,864 | $ (75,571) | $ (28,707) | $ (42,251) | $155,507 | $(59,119) | $ 25,430 |
| Derivative Instruments | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| Interest-Sensitivity Gap | $ 46,864 | $ (75,571) | $ (28,707) | $ (42,251) | $155,507 | $(59,119) | $ 25,430 |
| Cumulative Interest-Sensitivity Gap | $ 46,864 | $ (28,707) | N/A | $ (70,958) | $ 84,549 | $ 25,430 | $ 50,860 |

| | 0-3 Months | 4-12 Months | Total 1 Year or Less | 1-5 Years | Over 5 Years Non-Rate Sensitive | Total |
|---|---|---|---|---|---|---|
| Ratio of Earning Assets to Funding Sources and Derivative Instruments | 1.47% | 0.51% | 0.89% | 0.82% | 2.63% | 1.00% |
| Cumulative Ratio | 1.47% | 0.89% | N/A | 0.85% | 1.05% | 1.05% |

## Assessing Short-Term Interest Rate Risk – Net Interest Margin Simulation

On a monthly basis, the Bank simulates how changes in short- and long-term interest rates will impact future profitability, as reflected by changes in the Bank's net interest margin. The tables below depict how, as of December 31, 2011, pre-tax net interest margins and pre-tax net income are forecast to change over time frames of six months, one year, two years and five years under the six listed interest rate scenarios. The interest rate scenarios are immediate and parallel shifts in short- and long-term interest rates.

**Average Change in Net Interest Margin from Level Interest Rate Forecast (basis points, pre-tax):**

| | 6 Months | 1 Year | 2 Years | 5 Years |
|---|---|---|---|---|
| +1% | 19 | 17 | 17 | 20 |
| +2% | 24 | 20 | 19 | 26 |
| +3% | 25 | 19 | 17 | 27 |
| -1% | -5 | -3 | -1 | 2 |
| -2% | -11 | -13 | -14 | -15 |
| -3% | -13 | -19 | -23 | -25 |

**Change in Net Interest Income from Level Interest Rate Forecast (dollars, pre-tax):**

| | 6 Months | 1 Year | 2 Years | 5 Years |
|---|---|---|---|---|
| +1% | $ 605,866 | $ 1,114,223 | $ 2,186,560 | $ 6,590,553 |
| +2% | 772,948 | 1,320,279 | 2,453,585 | 8,350,197 |
| +3% | 816,852 | 1,247,994 | 2,131,592 | 8,661,357 |
| -1% | (157,825) | (173,992) | (78,861) | 788,296 |
| -2% | (349,372) | (839,845) | (1,856,478) | (4,881,557) |
| -3% | (434,136) | (1,215,489) | (2,925,509) | (8,034,414) |

**Assessing Long-Term Interest Rate Risk – Market Value of Equity and Estimating Modified Durations for Assets and Liabilities**

On a monthly basis, the Bank calculates how changes in interest rates would impact the market value of its assets and liabilities, as well as changes in long-term profitability. The process is similar to assessing short-term risk but emphasizes and is measured over a five-year time period, which allows for a more comprehensive assessment of longer-term repricing and cash flow imbalances that may not be captured by short-term net interest margin simulation. The results of these calculations are representative of long-term interest rate risk, both in terms of changes in the present value of the Bank's assets and liabilities, as well as long-term changes in core profitability.

**Market Value of Equity and Estimated Modified Duration of Assets, Liabilities and Equity Capital**

The table below is a summary of expected market value changes for the Company's assets, liabilities and equity capital, expressed both in dollar terms and as a percentage of tier one equity.

| | +1% | +2% | +3% | -1% | -2% | -3% |
|---|---|---|---|---|---|---|
| Asset Modified Duration | 2.44% | 4.82% | 7.23% | 3.56% | 7.40% | 11.43% |
| Liability Modified Duration | 3.27% | 5.84% | 8.22% | 3.32% | 8.16% | 13.44% |
| Modified Duration Mismatch | -0.83% | -1.02% | -0.99% | 0.24% | -0.76% | -2.01% |
| Estimated Change in Market Value of Equity (Pre-Tax) | $5,333,835 | $6,506,795 | $6,457,892 | $1,568,279 | $(4,794,910) | $(12,899,600) |
| Change in Market Value of Equity / Tier One Equity Capital (Pre-Tax) | 9.22% | 11.40% | 11.31% | 2.74% | -8.40% | -22.60% |

## Contractual Obligations

The Company has contractual obligations to make future payments on debt and lease agreements. Long-term debt is reflected on the consolidated statements of condition, whereas operating lease obligations for office space and equipment are not recorded on the Consolidated Statements of Condition. The Company and its subsidiaries have not entered into any unconditional purchase obligations or other long-term obligations, other than as included in the following table. These types of obligations are more fully discussed in Note 11, "Long-Term Debt," and Note 18, "Operating Leases," of the "Notes to Consolidated Financial Statements."

Many of the Bank's lending relationships, including those with commercial and consumer customers, contain both funded and unfunded elements. The unfunded component of these commitments is not recorded in the Consolidated Statements of Financial Condition. These commitments are more fully discussed in Note 19, "Guarantees, Commitments and Contingencies," of the "Notes to Consolidated Financial Statements."

The following table summarizes the Company's contractual obligations as of December 31, 2011.

| | Payment Due by Period (In Thousands of Dollars) | | | | |
|---|---|---|---|---|---|
| | Total | Less than One Year | One to Three Years | Three to Five Years | More than Five Years |
| Time Deposits | $287,052 | $209,280 | $50,134 | $27,638 | $ — |
| Long-Term Debt* | 20,000 | 10,000 | 10,000 | — | — |
| Commitments to Extend Credit | 45,736 | 40,018 | — | — | 5,718 |
| Operating Leases | 1,154 | 332 | 539 | 233 | 50 |
| Standby Letters of Credit | 1,172 | 1,122 | 50 | — | — |
| Total | $355,114 | $260,752 | $60,723 | $27,871 | $5,768 |

* Long-term debt consists of FHLB fixed-rate advances totaling $20.0 million.

## Off-Balance Sheet Obligations

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are considered material, other than "Operating Leases," included in Note 18, and "Guarantees, Commitments and Contingencies," included in Note 19 of the "Notes to Consolidated Financial Statements."

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, Bancshares is not required to provide this information.

## Item 8. Financial Statements and Supplementary Data.

## Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2011.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. The Company's internal control over financial reporting is not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company, as a smaller reporting company, to provide only management's report on internal control over financial reporting.

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholders
United Security Bancshares, Inc.

We have audited the accompanying consolidated statements of condition of United Security Bancshares, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, comprehensive loss, and cash flows for each of the years in the two-year period ended December 31, 2011. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the two-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the third paragraph of Note 1 to the consolidated financial statements, the previously issued consolidated financial statements as of and for the year ended December 31, 2010, were restated for the correction of an error.

Carr, Riggs & Ingram, L.L.C.

/s/ Carr, Riggs & Ingram, LLC

Dothan, Alabama
March 30, 2012

## UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CONDITION

DECEMBER 31, 2011 AND 2010

| | 2011 | 2010 (Restated) |
|---|---|---|
| **ASSETS** | | |
| CASH AND DUE FROM BANKS | $ 9,490,652 | $ 10,330,074 |
| INTEREST-BEARING DEPOSITS IN OTHER BANKS | 43,305,910 | 3,201,336 |
| Total cash and cash equivalents | 52,796,562 | 13,531,410 |
| INVESTMENT SECURITIES AVAILABLE-FOR-SALE, at fair market value | 122,170,498 | 135,877,221 |
| INVESTMENT SECURITIES HELD TO MATURITY, at amortized cost | 1,170,000 | 1,210,000 |
| FEDERAL HOME LOAN BANK STOCK, at cost | 2,861,400 | 5,093,000 |
| LOANS, net of allowance for loan losses of $22,266,679 and $20,935,944, respectively | 381,084,666 | 387,477,964 |
| PREMISES AND EQUIPMENT, net of accumulated depreciation of $17,190,394 and $19,372,174, respectively | 9,049,301 | 16,608,912 |
| CASH SURRENDER VALUE OF BANK-OWNED LIFE INSURANCE | 12,921,885 | 12,498,892 |
| ACCRUED INTEREST RECEIVABLE | 3,957,755 | 5,110,400 |
| GOODWILL | — | 4,097,773 |
| INVESTMENT IN LIMITED PARTNERSHIPS | 1,456,218 | 1,766,079 |
| OTHER REAL ESTATE OWNED | 16,774,426 | 25,631,539 |
| OTHER ASSETS | 17,566,971 | 12,836,109 |
| TOTAL ASSETS | $621,809,682 | $621,739,299 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| DEPOSITS: | | |
| Demand, non-interest-bearing | $ 59,118,973 | $ 54,491,996 |
| Demand, interest-bearing | 122,754,305 | 116,532,466 |
| Savings | 58,147,567 | 49,891,204 |
| Time, $100,000 and over | 135,708,421 | 126,383,297 |
| Other time | 151,343,656 | 156,230,932 |
| Total deposits | 527,072,922 | 503,529,895 |
| ACCRUED INTEREST EXPENSE | 790,209 | 2,235,389 |
| OTHER LIABILITIES | 7,383,466 | 10,481,143 |
| SHORT-TERM BORROWINGS | 355,787 | 970,433 |
| LONG-TERM DEBT | 20,000,000 | 30,000,000 |
| TOTAL LIABILITIES | 555,602,384 | 547,216,860 |
| COMMITMENTS AND CONTINGENCIES (SEE NOTE 19) | | |
| SHAREHOLDERS' EQUITY: | | |
| Common stock, par value $.01 per share; 10,000,000 shares authorized; 7,322,560 shares issued; 6,015,737 shares and 6,011,012 shares outstanding for December 31, 2011 and 2010, respectively | 73,225 | 73,175 |
| Surplus | 9,258,579 | 9,233,279 |
| Accumulated other comprehensive income, net of tax | 3,004,690 | 3,411,504 |
| Retained earnings | 75,091,458 | 84,407,676 |
| Treasury stock, 1,306,823 and 1,306,548 shares at cost for 2011 and 2010, respectively | (21,208,161) | (21,205,052) |
| Noncontrolling interest | (12,493) | (1,398,143) |
| TOTAL SHAREHOLDERS' EQUITY | 66,207,298 | 74,522,439 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $621,809,682 | $621,739,299 |

The accompanying notes are an integral part of these consolidated statements.

**UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF OPERATIONS**

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

| | 2011 | 2010 (Restated) |
|---|---|---|
| INTEREST INCOME: | | |
| Interest and fees on loans | $ 37,063,641 | $38,085,738 |
| Interest on investment securities: | | |
| Taxable | 4,244,925 | 5,796,245 |
| Tax-exempt | 936,546 | 883,398 |
| Other interest and dividends | 100,914 | 62,374 |
| Total interest income | 42,346,026 | 44,827,755 |
| INTEREST EXPENSE: | | |
| Interest on deposits | 6,260,341 | 7,600,004 |
| Interest on short-term borrowings | 6,841 | 5,139 |
| Interest on long-term debt | 751,277 | 2,467,519 |
| Total interest expense | 7,018,459 | 10,072,662 |
| NET INTEREST INCOME | 35,327,567 | 34,755,093 |
| PROVISION FOR LOAN LOSSES | 18,802,128 | 19,130,555 |
| Net interest income after provision for loan losses | 16,525,439 | 15,624,538 |
| NON-INTEREST INCOME: | | |
| Service and other charges on deposit accounts | 2,888,237 | 3,061,114 |
| Credit life insurance income | 923,564 | 939,464 |
| Investment securities gains, net | 2,549,963 | 256,635 |
| Other income | 2,366,049 | 5,908,837 |
| Total non-interest income | 8,727,813 | 10,166,050 |
| NON-INTEREST EXPENSE: | | |
| Salaries and employee benefits | 14,491,123 | 13,765,585 |
| Occupancy expense | 1,921,514 | 1,859,674 |
| Furniture and equipment expense | 1,282,676 | 1,259,852 |
| Impairment on other real estate | 6,389,774 | 3,537,982 |
| Impairment of goodwill | 4,097,773 | — |
| Loss on sale of other real estate | 1,606,902 | 1,675,074 |
| Other expense | 10,497,508 | 10,024,249 |
| Total non-interest expense | 40,287,270 | 32,122,416 |
| LOSS BEFORE INCOME TAXES | (15,034,018) | (6,331,828) |
| BENEFIT FROM INCOME TAXES | (5,958,308) | (3,025,753) |
| NET LOSS | $ (9,075,710) | $ (3,306,075) |
| Less: Net Loss Attributable to Noncontrolling Interest | (763) | (125,294) |
| NET LOSS ATTRIBUTABLE TO USBI | $ (9,074,947) | $ (3,180,781) |
| BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING | 6,011,520 | 6,013,944 |
| BASIC AND DILUTED NET LOSS ATTRIBUTABLE TO USBI PER SHARE | $ (1.51) | $ (0.53) |
| DIVIDENDS PER SHARE | $ 0.04 | $ 0.44 |

The accompanying notes are an integral part of these consolidated statements.

**UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

| | Common Stock | Surplus | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Treasury Stock, at Cost | Noncontrolling Interest | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| BALANCE, December 31, 2009 | $73,175 | $9,233,279 | $4,315,315 | $90,242,445 | $(21,127,426) | $(1,272,849) | $81,463,939 |
| Net loss attributable to USBI (as Restated) | — | — | — | (3,180,781) | — | — | (3,180,781) |
| Other comprehensive loss | — | — | (903,811) | — | — | — | (903,811) |
| Dividends paid | — | — | — | (2,653,988) | — | — | (2,653,988) |
| Purchase of treasury stock (6,570 shares) | — | — | — | — | (77,626) | — | (77,626) |
| Net loss attributable to noncontrolling interest | — | — | — | — | — | (125,294) | (125,294) |
| BALANCE, December 31, 2010 (as Restated) | $73,175 | $9,233,279 | $3,411,504 | $84,407,676 | $(21,205,052) | $(1,398,143) | $74,522,439 |
| Net loss attributable toUSBI | — | — | — | (9,074,947) | — | — | (9,074,947) |
| Other comprehensive loss | — | — | (406,814) | — | — | — | (406,814) |
| Dividends paid | — | — | — | (241,271) | — | — | (241,271) |
| Purchase of treasury stock (275 shares) | — | — | — | — | (3,109) | — | (3,109) |
| Stock award under employment contract | 50 | 25,300 | — | — | — | — | 25,350 |
| Net loss attributable to noncontrolling interest | — | — | — | — | — | (763) | (763) |
| Deconsolidation of VIE | — | — | — | — | — | 1,386,413 | 1,386,413 |
| BALANCE, December 31, 2011 | $73,225 | $9,258,579 | $3,004,690 | $75,091,458 | $(21,208,161) | $ (12,493) | $66,207,298 |

The accompanying notes are an integral part of these consolidated statements.

## UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

| | 2011 | 2010 (Restated) |
|---|---|---|
| Net loss attributable to USBI | $(9,074,947) | $(3,180,781) |
| Other comprehensive loss: | | |
| Change in unrealized holding gains (losses) on available-for-sale securities arising during period, net of tax (benefits) of $712,136 and ($446,049) | 1,186,913 | (743,414) |
| Reclassification adjustment for net gains realized on available-for-sale securities realized in operations, net of tax of ($956,236) and ($96,238) | (1,593,727) | (160,397) |
| Other comprehensive loss | (406,814) | (903,811) |
| Comprehensive loss attributable to USBI | $(9,481,761) | $(4,084,592) |
| Net loss attributable to noncontrolling interest | (763) | (125,294) |
| Total comprehensive loss | $(9,482,524) | $(4,209,886) |

The accompanying notes are an integral part of these consolidated statements.

**UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

| | 2011 | 2010 (Restated) |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ (9,075,710) | $ (3,306,075) |
| Less net loss attributable to noncontrolling interest | (763) | (125,294) |
| Net loss attributable to USBI | (9,074,947) | (3,180,781) |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation | 696,083 | 756,142 |
| Provision for loan losses | 18,802,128 | 19,130,555 |
| Deferred income tax benefit | (2,664,672) | (5,176,607) |
| Amortization of goodwill | 4,097,773 | — |
| Gain on sale of securities, net | (2,549,963) | (256,635) |
| Loss (gain) on sale of fixed assets, net | (317,991) | 236,697 |
| Loss on sale of OREO | 1,606,902 | 1,675,074 |
| Impairment of OREO | 6,389,774 | 3,537,982 |
| Amortization of premium and discounts, net | 715,045 | 749,419 |
| Changes in assets and liabilities: | | |
| Decrease (increase) in accrued interest receivable | 1,152,645 | (15,022) |
| Decrease (increase) in other assets | 1,878,840 | (2,677,079) |
| Decrease in accrued interest expense | (1,445,179) | (241,562) |
| (Decrease) increase in other liabilities | (2,853,588) | 1,883,726 |
| Net cash provided by operating activities | 16,432,850 | 16,421,909 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of investment securities available-for-sale | (59,559,268) | (29,437,836) |
| Proceeds from sales of investment securities available-for-sale | 31,264,308 | 14,015,103 |
| Proceeds from maturities and prepayments of securities available-for-sale | 43,185,697 | 72,360,070 |
| Proceeds from maturities and prepayments of securities, held-to-maturity | 40,000 | 40,000 |
| Proceeds from redemption of Federal Home Loan Bank stock | 2,231,600 | 607,400 |
| Proceeds from the sale of other real estate | 7,216,804 | 6,902,153 |
| Net change in loan portfolio | (18,765,198) | (17,118,134) |
| Net decrease in federal funds sold | — | 4,545,000 |
| Purchase of premises and equipment, net | (500,898) | (349,195) |
| Proceeds received from deconsolidation of limited partnership | 5,009,907 | — |
| Net cash provided by investing activities | 10,122,952 | 51,564,561 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Net increase (decrease) in customer deposits | 23,543,027 | (9,523,546) |
| Net (decrease) increase in short-term borrowings | (614,646) | 350,736 |
| Proceeds from FHLB advances and other borrowings | 10,000,000 | — |
| Repayment of FHLB advances and other borrowings | (20,000,000) | (55,000,000) |
| Proceeds from issuance of common stock | 25,350 | — |
| Dividends paid | (241,272) | (2,653,988) |
| Purchase of treasury stock | (3,109) | (77,626) |
| Net cash provided by (used in) financing activities | 12,709,350 | (66,904,424) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 39,265,152 | 1,082,046 |
| CASH AND CASH EQUIVALENTS, beginning of year | 13,531,410 | 12,449,364 |
| CASH AND CASH EQUIVALENTS, end of year | $ 52,796,562 | $ 13,531,410 |

The accompanying notes are an integral part of these consolidated statements.

## 1. DESCRIPTION OF BUSINESS

United Security Bancshares, Inc. ("Bancshares," "USBI" or the "Company") and its wholly-owned subsidiary, First United Security Bank (the "Bank" or "FUSB"), provide commercial banking services to customers through nineteen banking offices located in Brent, Bucksville, Butler, Calera, Centreville, Coffeeville, Columbiana, Fulton, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("ALC"), an Alabama corporation. ALC is a finance company organized for the purpose of making consumer loans and purchasing consumer loans from vendors. ALC has offices located within the communities served by the Bank, as well as offices outside the Bank's market area in Alabama and Southeast Mississippi. The Bank also owns all of the stock of FUSB Reinsurance, Inc. ("FUSB Reinsurance"), an Arizona corporation. FUSB Reinsurance is an insurance company that was created to underwrite credit life and accidental death insurance related to loans written by the Bank and ALC. The Bank also invests in limited partnerships that operate qualified affordable housing projects to receive tax benefits.

Restated Financial Data

Subsequent to the filing of the Company's annual report on Form 10-K for the year ended December 31, 2010, management of the Company identified an error resulting in the understatement of the Company's allowance for loan losses related to valuation assessments of impaired loans. As a result, the Company restated certain amounts in the accompanying 2010 consolidated financial statements to correct errors in previously reported amounts as described in Note 3. The restatement affected certain previously disclosed notes to the 2010 consolidated statements. See Note 2, "Summary of Significant Accounting Policies," Note 3, "Restatement of 2010 Financial Statements," Note 5, "Loans and Allowance for Loan Losses," Note 12, "Income Taxes," Note 15, "Shareholders' Equity," Note 16, "Segment Reporting," Note 20, "Fair Value of Measurements," Note 21, "United Security Bancshares, Inc. (Parent Company Only) Financial Information," and Note 22, "Quarterly Data (Unaudited)."

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The Company considers a voting interest entity to be a subsidiary and consolidates the entity if the Company has a controlling financial interest in the entity. Variable Interest Entities ("VIEs") are consolidated if the Company has the power to direct the significant economic activities of the VIE. Unconsolidated investments held by the VIE are accounted for using the cost method. See Note 8, "Investment in Limited Partnerships," for further discussion of VIEs.

### Accounting Standards Codification

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") represents FASB's officially recognized source of authoritative accounting principles generally accepted in the United States of America ("U.S. GAAP") applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related literature. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under the authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way that companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content. The FASB uses Accounting Standards Updates ("ASUs") to amend the ASC. The Company may refer to ASCs and ASUs throughout our interim and annual reports where deemed relevant and make general reference to pre-codification standards.

**Use of Estimates**

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with U.S. GAAP and with general practices within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statements of condition and revenues and expenses for the period included in the consolidated statements of operations and of cash flows. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant changes in the near-term relate to the accounting for the allowance for loan losses, other real estate owned and deferred income taxes. In connection with the determination of the allowances for loan losses and other real estate owned, in some cases, management obtains independent appraisals for significant properties, evaluates the overall portfolio characteristics and delinquencies and monitors economic conditions.

A substantial portion of the Company's loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a portion of the carrying amount of foreclosed real estate are susceptible to changes in economic conditions in the Company's primary market.

**Cash and Cash Equivalents**

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, instruments with an original maturity of less than 90 days from issuance and amounts due from banks.

The Company is required to maintain clearing balances at the Federal Reserve Bank. The average amount of this clearing balance was $25,000 for December 31, 2011 and 2010.

Supplemental disclosures of cash flow information and non-cash transactions related to cash flows for the years ended December 31, 2011 and 2010 are as follows:

| | 2011 | 2010 |
|---|---|---|
| Cash paid during the period for: | | |
| Interest | $8,705,201 | $10,314,224 |
| Income taxes | 520,498 | 1,314,279 |
| Non-Cash Transactions: | | |
| Other Real Estate Acquired in Settlement of Loans | 6,338,163 | 13,013,644 |

**Revenue Recognition**

The main source of revenue for the Company is interest revenue, which is recognized on an accrual basis calculated by non-discretionary formulas based on written contracts, such as loan agreements or securities contracts. Loan origination fees are amortized into interest income over the term of the loan. Other types of non-interest revenue, such as service charges on deposits, are accrued and recognized into income as services are provided and the amount of fees earned is reasonably determinable.

### Reinsurance Activities

The Company assumes insurance risk related to credit life and credit accident and health insurance written by a non-affiliated insurance company for its customers that choose such coverage through a quota share reinsurance agreement. Assumed premiums on credit life are deferred and earned over the period of insurance coverage using a pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines. Assumed premiums for accident and health policies are earned on an average of the pro-rata and the effective yield method.

Other liabilities include reserves for incurred but unpaid credit insurance claims for policies assumed under the quota share reinsurance agreement. These insurance liabilities are established based on acceptable actuarial methods. Such liabilities are necessarily based on estimates, and, while management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liabilities are continually reviewed, and any adjustments are reflected in earnings currently.

### Investment Securities

Securities may be held in three portfolios: trading account securities, held-to-maturity securities and securities available-for-sale. Trading account securities are carried at estimated fair value, with unrealized gains and losses included in operations. The Company held no securities in its trading account at December 31, 2011 or 2010. Investment securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. With regard to investment securities held-to-maturity, management has the intent and the Bank has the ability to hold such securities until maturity. Investment securities available-for-sale are carried at fair value, with any unrealized gains or losses excluded from operations and reflected, net of tax, as a separate component of shareholders' equity in accumulated other comprehensive income or loss. Investment securities available-for-sale are so classified because management may decide to sell certain securities prior to maturity for liquidity, tax planning or other valid business purposes. When the fair value of a security falls below carrying value, an evaluation must be made to determine if the unrealized loss is a temporary or other-than-temporary impairment. Impaired securities that are not deemed to be temporarily impaired are written down by a charge to operations to the extent that the impairment is related to credit losses. The amount of impairment related to other factors is recognized in other comprehensive income or loss. The Company uses a systematic methodology to evaluate potential impairment of its investments that considers, among other things, the magnitude and duration of the decline in fair value, the financial health of and business outlook of the issuer and the Company's ability and intent to hold the investment until such time as the security recovers its fair value.

Interest earned on investment securities available-for-sale is included in interest income. Amortization of premiums and discounts on investment securities is determined by the interest method and included in interest income. Gains and losses on the sale of investment securities available-for-sale, computed principally on the specific identification method, are shown separately in non-interest income.

### Derivatives and Hedging Activities

As part of the Company's overall interest rate risk management, the Company has used derivative instruments, which can include interest rate swaps, caps and floors. ASC Topic 815 *Derivatives and*

*Hedging* requires all derivative instruments to be carried at fair value on the consolidated statements of condition. ASC Topic 815 provides special accounting provisions for derivative instruments that qualify for hedge accounting. To be eligible, the Company must specifically identify a derivative as a hedging instrument and identify the risk being hedged. The derivative instrument must be shown to meet specific requirements under ASC Topic 815.

The Company designates the derivative on the date on which the derivative contract is entered into as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value hedge") or (2) a hedge of a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow hedge"). Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. The effective portion of the changes in the fair value of a derivative that is as highly effective as and that is designated and qualifies as a cash-flow hedge is recorded in other comprehensive income until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). The remaining gain or loss on the derivative, if any, in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in operations.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value hedges or cash-flow hedges to specific assets and liabilities on the consolidated statements of condition or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis (if the hedge does not qualify for short-cut accounting), whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. The Company discontinues hedge accounting prospectively when: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated or exercised; (3) the derivative is redesignated as a hedge instrument because it is unlikely that a forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, hedge accounting is discontinued prospectively, and the derivative will continue to be carried on the consolidated statements of condition at its fair value with all changes in fair value being recorded in operations, but with no offsetting amount being recorded on the hedged item or in other comprehensive income or loss for cash-flow hedges.

The Company held no derivative instruments as of December 31, 2011 or 2010.

### Loans and Interest Income

Loans are reported at principal amounts outstanding, adjusted for unearned income, net deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to yield of the related loans, on an effective yield basis.

Interest on all loans is accrued and credited to income based on the principal amount outstanding.

The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Interest received on non-accrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. The policy for interest recognition on impaired loans is consistent with the nonaccrual interest recognition policy. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

### Allowance for Loan Losses

The allowance for loan losses is determined based on various components for individually impaired loans and for homogeneous pools of loans. The allowance for loan losses is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries by portfolio segment. The methodology for determining charge-offs is consistently applied to each segment. The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, and changes in its risk profile, credit concentrations, historical trends and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision added to the allowance for loan losses. One-to-four family residential mortgages and consumer installment loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, loss experience and other factors. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings during periods in which they become known.

### Long-Lived Assets

The Company adopted ASC Topic 350 *Goodwill and Other Intangible Assets,* which addresses how intangible assets that are acquired individually or with a group of assets should be accounted for in financial statements upon their acquisition. The literature also requires companies to no longer amortize goodwill and intangible assets with indefinite useful lives but instead perform a two-step test in evaluation of the carrying value of goodwill on an annual basis for impairment. In Step Two, the measurement, of the actual impairment required by Step One, is calculated.

The Company had, upon adoption of this statement, $4.1 million in unamortized goodwill and, in accordance with this statement, performed a transition impairment test and an annual impairment analysis. Refer to Note 7 "Goodwill and Intangible Assets," for further discussion of approaches and related assumptions used within the Company's evaluation of the carrying value of goodwill as of December 31, 2011.

### Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets or the expected lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

**Other Real Estate**

Other real estate consists of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value based on appraised value, less estimated selling costs. Losses arising from the acquisition of properties are charged against the allowance for loan losses. Other real estate aggregated amounted to $16,774,426 and $25,631,539 at December 31, 2011 and 2010, respectively. Transfers from loans to other real estate amounted to $6,338,163 in 2011 and $13,013,644 in 2010. Transfers from other real estate to loans amounted to $1,640,046 in 2011 and $106,182 in 2010. Other real estate sold amounted to $8,823,706 and $8,577,227 in 2011 and 2010, respectively.

**Income Taxes**

The Company accounts for income taxes on the accrual basis through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts and the basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

In accordance with ASC Topic 740, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

**Treasury Stock**

Treasury stock purchases and sales are accounted for using the cost method.

**Advertising Costs**

Advertising costs for promoting the Company are expensed as incurred.

**Reclassification**

Certain amounts in the 2010 consolidated financial statements have been reclassified to conform to the 2011 method of presentation.

**Subsequent Events**

In accordance with the provisions of ASC 855, we have evaluated subsequent events through the filing date of the consolidated financial statements. No subsequent events requiring recognition or disclosure were identified, and, therefore, none were incorporated into the consolidated financial statements presented herein.

**Net Loss Attributable to USBI Per Share**

Basic net loss attributable to USBI per share is computed by dividing net loss attributable to USBI by the weighted average shares outstanding during the period. Diluted net loss attributable to USBI per share is computed based on the weighted average shares outstanding during the period plus the dilutive effect of all potentially dilutive instruments outstanding. There were no outstanding potentially dilutive instruments during the periods ended December 31, 2011 or 2010, and, therefore, basic and diluted weighted average shares outstanding were the same.

The following table represents the basic and diluted net loss attributable to USBI per share calculations for the years ended December 31, 2011 and 2010.

| For the Years Ended: | Net Loss Attributable to USBI | Weighted Average Shares Outstanding | Basic and Diluted Net Loss Attributable to USBI Per Share |
|---|---|---|---|
| December 31, 2011 | $(9,074,947) | 6,011,520 | $(1.51) |
| December 31, 2010, as Restated | $(3,180,781) | 6,013,944 | $(0.53) |

**Recent Accounting Pronouncements**

In April 2010, the FASB issued ASU No. 2010-18, *Receivables (Topic 310: Effect of a Loan Modification When the Loan Is Part of a Pool That is Accounted for as a Single Asset*, which clarifies the accounting for acquired loans that have evidence of a deterioration in credit quality since origination (referred to as "Subtopic 310-30 Loans"). Under this ASU, an entity may not apply troubled debt restructuring ("TDR") accounting guidance to individual Subtopic 310-30 Loans that are part of a pool, even if the modification of those loans would otherwise be considered a troubled debt restructuring. Once a pool is established, individual loans should not be removed from the pool unless the entity sells, forecloses or writes off the loan. Entities would continue to consider whether the pool of loans is impaired if expected cash flows for the pool change. Subtopic 310-30 Loans that are accounted for individually would continue to be subject to TDR accounting guidance. A one-time election to terminate accounting for loans as a pool, which may be made on a pool-by-pool basis, was provided upon adoption of the ASU. This ASU became effective for the Company for interim and annual reporting periods beginning September 30, 2010 and did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

ASU No. 2011-02, *Receivables (Topic 310) – A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.* ASU 2011-02 clarifies which loan modifications constitute TDRs and is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a TDR, both for purposes of recording an impairment loss and for disclosure of TDRs. In evaluating whether a restructuring constitutes a TDR, a creditor must separately conclude, under the guidance clarified by ASU 2011-02, that both of the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. ASU 2011-02 became effective for the Company on July 1, 2011 and applies retrospectively to restructurings occurring on or after January 1, 2011. The Company is evaluating the impact that adoption will have on its consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-03, *Reconsideration of Effective Control for Repurchase Agreements.* ASU No. 2011-03 affects all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The amendments in ASU No. 2011-03 remove from the assessment of effective control the criterion relating to the transferor's ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. ASU No. 2011-03 also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The guidance is effective for the Company's reporting period ending March 31, 2012. The guidance will be applied prospectively to transactions or modifications of existing transactions that occur on or after January 1, 2012. The Company is evaluating the impact that adoption will have on its consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The standards set forth in ASU 2011-04 supersede most of the accounting guidance currently found in Topic 820 of FASB's ASC and previously known as Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. The amendments will improve comparability of fair value measurements presented and disclosed in financial statements prepared with GAAP and International Financial Reporting Standards ("IFRS"). The amendments also clarify the application of existing fair value measurement requirements. These amendments include (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. The guidance is effective for the Company's interim and annual periods beginning after December 15, 2011 and will be applied prospectively. The Company is evaluating the impact that adoption will have on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income,* which amends existing standards to allow an entity the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under both options, an entity is required to present each component of net income along with total net income; each component of other comprehensive income along with a total for other comprehensive income; and a total amount for comprehensive income. Any changes pursuant to the options allowed in the amendments should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company is evaluating its timing of and the impact of adoption but will adopt the amendments retrospectively by the effective date.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is evaluating the impact that adoption will have on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*. In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this

Update supersede certain pending paragraphs in Update 2011-05. Entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is evaluating the impact that adoption will have on its consolidated financial statements.

## 3. RESTATEMENT OF 2010 FINANCIAL STATEMENTS

The Company concluded on May 10, 2011 to restate the Company's audited consolidated financial statements as of December 31, 2010 (the "Restatement') to correct errors in previously reported amounts. The Restatement related to valuation assessments of impaired loans resulting from updated appraisals obtained on several impaired commercial real estate loans. These updated appraisals were not made available to management in a timely manner to allow for the timely evaluation of property value deteriorations identified from the updated appraisals. Accordingly, the December 31, 2010 consolidated financial statements were restated to account for these reassessments. The effect of this change in the consolidated financial statements was as follows:

| | As Reported | Adjustment | As Restated |
|---|---|---|---|
| **Consolidated Balance Sheet** | | | |
| Loans, net | $395,950,879 | $(8,472,915) | $387,477,964 |
| Other assets | 9,616,401 | 3,219,708 | 12,836,109 |
| Total assets | 626,992,506 | (5,253,207) | 621,739,299 |
| Retained earnings | $ 89,660,883 | $(5,253,207) | $ 84,407,676 |
| Total shareholders' equity | 79,775,646 | (5,253,207) | 74,522,439 |
| Total liabilities and shareholders' equity | 626,992,506 | (5,253,207) | 621,739,299 |
| **Consolidated Statement of Income** | | | |
| Provision for loan losses | $ 10,657,640 | $ 8,472,915 | $ 19,130,555 |
| Net interest income after provision for loan losses | 24,097,453 | (8,472,915) | 15,624,538 |
| Income (loss) before income taxes | 2,141,087 | (8,472,915) | (6,331,828) |
| Provision for (benefit from) income taxes | 193,955 | (3,219,708) | (3,025,753) |
| Net income (loss) | 1,947,132 | (5,253,207) | (3,306,075) |
| Net income (loss) attributable to USBI | 2,072,426 | (5,253,207) | (3,180,781) |
| Basic and diluted net income (loss) attributable to USBI per Share | $ 0.34 | $ (0.87) | $ (0.53) |
| **Consolidated Statement of Comprehensive Income** | | | |
| Net income (loss) attributable to USBI | $ 2,072,426 | $(5,253,207) | $ (3,180,781) |
| Total comprehensive income (loss) | 1,043,321 | (5,253,207) | (4,209,886) |
| **Consolidated Statement of Cash Flows** | | | |
| Net income (loss) | $ 1,947,132 | $(5,253,207) | $ (3,306,075) |
| Provision for loan losses | 10,657,640 | 8,472,915 | 19,130,555 |
| Deferred income tax (benefit) expense | (1,956,899) | (3,219,708) | (5,176,607) |
| Net cash (used in) provided by operating activities | 16,421,909 | — | 16,421,909 |

## 4. INVESTMENT SECURITIES

Details of investment securities available-for-sale and held-to-maturity at December 31, 2011 and 2010 are as follows:

| | Available-for-Sale December 31, 2011 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Mortgage-backed securities | $ 96,103,679 | $3,902,939 | $(315,694) | $ 99,690,924 |
| Obligations of states, counties and political subdivisions | 14,684,391 | 1,200,770 | — | 15,885,161 |
| Obligations of U.S. government sponsored agencies | 6,490,208 | 18,569 | — | 6,508,777 |
| U.S. treasury securities | 75,277 | 75 | — | 75,352 |
| Equity securities | 9,440 | 844 | — | 10,284 |
| Total | $117,362,995 | $5,123,197 | $(315,694) | $122,170,498 |

| | Held-to-Maturity December 31, 2011 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Obligations of states, counties and political subdivisions | $ 1,170,000 | $ 1,255 | $ — | $ 1,171,255 |

| | Available-for-Sale December 31, 2010 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Mortgage-backed securities | $108,409,522 | $5,139,502 | $(151,793) | $113,397,231 |
| Obligations of states, counties and political subdivisions | 21,797,119 | 526,854 | (138,176) | 22,185,797 |
| Equity securities | 132,120 | 116,340 | (34,636) | 213,824 |
| U.S. treasury securities | 80,054 | 315 | — | 80,369 |
| Total | $130,418,815 | $5,783,011 | $(324,605) | $135,877,221 |

| | Held-to-Maturity December 31, 2010 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Obligations of states, counties and political subdivisions | $ 1,210,000 | $ 227 | $ (12,894) | $ 1,197,333 |

The scheduled maturities of investment securities available-for-sale and held-to-maturity at December 31, 2011 are presented in the following table:

| | Available-for-Sale | | Held-to-Maturity | |
|---|---|---|---|---|
| | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
| Maturing within one year | $ 890,999 | $ 895,407 | $ 45,000 | $ 45,058 |
| Maturing after one to five years | 4,649,049 | 4,803,871 | 190,000 | 190,253 |
| Maturing after five to ten years | 29,711,355 | 31,336,827 | 295,000 | 295,343 |
| Maturing after ten years | 82,102,152 | 85,124,109 | 640,000 | 640,601 |
| Equity securities and Preferred stock | 9,440 | 10,284 | — | — |
| Total | $117,362,995 | $122,170,498 | $1,170,000 | $1,171,255 |

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities generally mature earlier than their weighted-average contractual maturities because of principal prepayments.

The following table reflects the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010. Management evaluates securities for other-than-temporary impairment no less frequently than quarterly and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) whether the Company does not intend to sell these securities, and it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost bases. At December 31, 2011 and 2010, based on the aforementioned considerations, management did not record an other-than-temporary impairment on any security that was in an unrealized loss position.

| | Available-for-Sale | | | |
|---|---|---|---|---|
| | December 31, 2011 | | | |
| | Less than 12 Months | | 12 Months or More | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Mortgage-backed securities | $16,318,462 | $(276,468) | $811,211 | $(39,226) |

| | Held-to-Maturity | | | |
|---|---|---|---|---|
| | December 31, 2011 | | | |
| | Less than 12 Months | | 12 Months or More | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Obligations of states, counties and political subdivisions | $ — | $ — | $ — | $ — |

| | Available-for-Sale | | | |
|---|---|---|---|---|
| | December 31, 2010 | | | |
| | Less than 12 Months | | 12 Months or More | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Obligations of states, counties and political subdivisions | $ 5,287,573 | $(138,176) | $ — | $ — |
| Mortgage-backed securities | 6,463,160 | (137,375) | 637,296 | (14,419) |
| Equity securities | — | — | 40,343 | (34,634) |
| Total | $11,750,733 | $(275,551) | $677,639 | $(49,053) |

| | Held-to-Maturity | | | |
|---|---|---|---|---|
| | December 31, 2010 | | | |
| | Less than 12 Months | | 12 Months or More | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Obligations of states, counties and political Subdivisions | $ 812,106 | $ (12,894) | $ — | $ — |

As of December 31, 2011, four debt securities had been in a loss position for more than twelve months, and six debt securities had been in a loss position for less than twelve months. The losses for all securities are considered to be a direct result of the effect that the current interest rate environment has on the value of debt securities and not related to the creditworthiness of the issuers. Further, the Company has the current intent and ability to retain its investments in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Therefore, the Company has not recognized any other-than-temporary impairments.

Investment securities available-for-sale with a carrying value of $80.0 million and $74.1 million at December 31, 2011 and 2010, respectively, were pledged to secure public deposits and for other purposes.

Net gains realized on securities available-for-sale were $2,549,963 for 2011 and $256,635 for 2010. The following chart represents the gross gains and losses for the years 2010 and 2011.

| | Gross Gains | Gross Losses | Net Gains (Losses) |
|---|---|---|---|
| 2011 | $2,594,409 | $(44,446) | $2,549,963 |
| 2010 | 256,635 | — | 256,635 |

## 5. LOANS AND ALLOWANCE FOR LOAN LOSSES

At December 31, 2011 and 2010, the composition of the loan portfolio by reporting segment and portfolio segment was as follows:

| | December 31, 2011 | | |
|---|---|---|---|
| | FUSB | ALC | Total |
| Real estate loans: | | | |
| Construction, land development and other land loans | $ 40,311,327 | $ — | $ 40,311,327 |
| Secured by 1-4 family residential properties | 43,691,196 | 40,531,874 | 84,223,070 |
| Secured by multi-family residential properties | 26,721,693 | — | 26,721,693 |
| Secured by non-farm, non-residential properties | 147,517,830 | — | 147,517,830 |
| Other | 820,057 | — | 820,057 |
| Commercial and industrial loans | 43,059,832 | — | 43,059,832 |
| Consumer loans | 18,886,177 | 45,687,656 | 64,573,833 |
| Other loans | 909,463 | — | 909,463 |
| Total loans | $321,917,575 | $86,219,530 | $408,137,105 |
| Less: Unearned interest, fees and deferred cost | 277,230 | 4,508,530 | 4,785,760 |
| Allowance for loan losses | 18,690,699 | 3,575,980 | 22,266,679 |
| Net loans | $302,949,646 | $78,135,020 | $381,084,666 |

| | December 31, 2010 | | |
|---|---|---|---|
| | FUSB (Restated) | ALC | Total (Restated) |
| Real estate loans: | | | |
| Construction, land development and other land loans | $ 43,839,055 | $ — | $ 43,839,055 |
| Secured by 1-4 family residential properties | 39,330,360 | 47,058,867 | 86,389,227 |
| Secured by multi-family residential properties | 27,237,358 | — | 27,237,358 |
| Secured by non-farm, non-residential properties | 146,073,923 | — | 146,073,923 |
| Other | 179,008 | — | 179,008 |
| Commercial and industrial loans | 44,392,387 | — | 44,392,387 |
| Consumer loans | 21,192,320 | 41,832,006 | 63,024,326 |
| Other loans | 1,887,969 | — | 1,887,969 |
| Total loans | $324,132,380 | $88,890,873 | $413,023,253 |
| Less: Unearned interest, fees and deferred cost | 350,962 | 4,258,383 | 4,609,345 |
| Allowance for loan losses | 17,026,983 | 3,908,961 | 20,935,944 |
| Net loans | $306,754,435 | $80,723,529 | $387,477,964 |

The Company grants commercial, real estate and installment loans to its customers. Although the Company has a diversified loan portfolio, 73.6% and 74.4% of the portfolio is concentrated in loans secured by real estate for 2011 and 2010, respectively.

**Portfolio Segments:**

The Company has divided the loan portfolio into eight portfolio segments, each with different risk characteristics and methodologies for assessing the risk described as follows:

*Construction, land development and other land loans* – Commercial construction, land and land development loans include the development of residential housing projects, loans for the development of commercial and industrial use property and loans for the purchase and improvement of raw land. These loans are secured in whole or in part by the underlying real estate collateral and are generally guaranteed by the principals of the borrower.

*Secured by 1–4 family residential properties* – These loans include conventional mortgage loans on one-to-four family residential properties. These properties may serve as the borrower's primary residence, vacation home or investment property. Also included in this portfolio are home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower's residence, allows customers to borrow against the equity in their home.

*Secured by multi-family residential properties* – These are mortgage loans secured by apartment buildings.

*Secured by non-farm, non-residential properties* – Commercial real estate loans include loans secured by commercial and industrial properties, office or mixed-use facilities, strip shopping centers or other commercial property. These loans are generally guaranteed by the principals of the borrower.

*Other real estate loans* – Other real estate loans are loans primarily for agricultural production, secured by mortgages on farm land.

*Commercial and industrial loans* – Includes loans to commercial customers for use in normal business to finance working projects. These credits may be loans and lines to financially strong borrowers, secured by inventories, equipment or receivables, and are generally guaranteed by the principals of the borrower.

*Consumer loans* – Includes a variety of secured and unsecured personal loans, including automobile loans, loans for household and personal purpose and all other direct consumer installment loans.

*Other loans* – Other loans comprise overdrawn checking accounts reclassified to loans and overdraft lines of credit.

**Related Party Loans:**

In the ordinary course of business, the Bank makes loans to certain officers and directors of the Company, the Bank and ALC, including companies with which they are associated. These loans are made on the same terms as those prevailing for comparable transactions with others. Such loans do not represent more than normal risk of collectibility, nor do they present other unfavorable features. The amounts of such related party loans and commitments at December 31, 2011 and 2010 were $3,036,740 and $2,161,504, respectively. During the year ended December 31, 2011, new loans to these parties totaled $1,301,901, and repayments were $426,665. New loans to these parties were $906,726 and payments were $2,150,971 in 2010.

**Allowance for Loan Losses:**

Changes in the allowance for loan losses by reporting segment and portfolio segment were as follows:

| | FUSB | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2011 | | | | | |
| | Commercial | Commercial Real Estate | Consumer | Residential Real Estate | Other | Total |
| Beginning balance | $988,372 | $15,205,697 | $ 374,982 | $ 359,001 | $ 98,931 | $17,026,983 |
| Charge-offs | 407,048 | 12,915,432 | 419,889 | 972,891 | 3,077 | 14,718,337 |
| Recoveries | 152,147 | 44,702 | 120,248 | 172,030 | — | 489,127 |
| Net charge-offs | 254,901 | 12,870,730 | 299,641 | 800,861 | 3,077 | 14,229,210 |
| Provision | 155,456 | 14,197,600 | 230,360 | 1,126,233 | 183,277 | 15,892,926 |
| Ending balance | $888,927 | $16,532,567 | $ 305,701 | $ 684,373 | $279,131 | $18,690,699 |

| | ALC | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2011 | | | | | |
| | Commercial | Commercial Real Estate | Consumer | Residential Real Estate | Other | Total |
| Beginning balance | $ — | $ — | $2,662,873 | $1,246,088 | $ — | $ 3,908,961 |
| Charge-offs | — | — | 2,993,124 | 1,049,396 | — | 4,042,520 |
| Recoveries | — | — | 707,703 | 92,634 | — | 800,337 |
| Net charge-offs | — | — | 2,285,421 | 956,762 | — | 3,242,183 |
| Provision | — | — | 2,164,997 | 744,205 | — | 2,909,202 |
| Ending balance | $ — | $ — | $2,542,449 | $1,033,531 | $ — | $ 3,575,980 |

| | FUSB & ALC | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2011 | | | | | |
| | Commercial | Commercial Real Estate | Consumer | Residential Real Estate | Other | Total |
| | | | | | | (Restated) |
| Beginning balance | $988,372 | $15,205,697 | $3,037,855 | $1,605,089 | $ 98,931 | $20,935,944 |
| Charge-offs | 407,048 | 12,915,432 | 3,413,013 | 2,022,287 | 3,077 | 18,760,857 |
| Recoveries | 152,147 | 44,702 | 827,951 | 264,664 | — | 1,289,464 |
| Net charge-offs | 254,901 | 12,870,730 | 2,585,062 | 1,757,623 | 3,077 | 17,471,393 |
| Provision | 155,456 | 14,197,600 | 2,395,357 | 1,870,438 | 183,277 | 18,802,128 |
| Ending balance | $888,927 | $16,532,567 | $2,848,150 | $1,717,904 | $279,131 | $22,266,679 |

| | FUSB | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2010 | | | | | |
| | Commercial | Commercial Real Estate (Restated) | Consumer | Residential Real Estate | Other | Total (Restated) |
| Beginning balance | $752,086 | $ 4,053,202 | $ 428,187 | $ 258,480 | $95,544 | $ 5,587,499 |
| Charge-offs | 773,051 | 4,096,174 | 405,156 | 419,864 | 488 | 5,694,733 |
| Recoveries | 81,857 | 102,083 | 118,134 | 23,599 | 1,054 | 326,727 |
| Net charge-offs | 691,194 | 3,994,091 | 287,022 | 396,265 | (566) | 5,368,006 |
| Provision | 927,480 | 15,146,586 | 233,817 | 496,786 | 2,821 | 16,807,490 |
| Ending balance | $988,372 | $15,205,697 | $ 374,982 | $ 359,001 | $98,931 | $17,026,983 |

| | ALC | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2010 | | | | | |
| | Commercial | Commercial Real Estate | Consumer | Residential Real Estate | Other | Total |
| Beginning balance | $ — | $ — | $3,040,123 | $1,376,023 | $ — | $ 4,416,146 |
| Charge-offs | — | — | 2,457,922 | 1,189,317 | — | 3,647,239 |
| Recoveries | — | — | 652,561 | 164,428 | — | 816,989 |
| Net charge-offs | — | — | 1,805,361 | 1,024,889 | — | 2,830,250 |
| Provision | — | — | 1,428,111 | 894,954 | — | 2,323,065 |
| Ending balance | $ — | $ — | $2,662,873 | $1,246,088 | $ — | $ 3,908,961 |

| | FUSB & ALC | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2010 | | | | | |
| | Commercial | Commercial Real Estate (Restated) | Consumer | Residential Real Estate | Other | Total (Restated) |
| Beginning balance | $752,086 | $ 4,053,202 | $3,468,310 | $1,634,503 | $95,544 | $10,003,645 |
| Charge-offs | 773,051 | 4,096,174 | 2,863,078 | 1,609,181 | 488 | 9,341,972 |
| Recoveries | 81,857 | 102,083 | 770,695 | 188,027 | 1,054 | 1,143,716 |
| Net charge-offs | 691,194 | 3,994,091 | 2,092,383 | 1,421,154 | (566) | 8,198,256 |
| Provision | 927,480 | 15,146,586 | 1,661,928 | 1,391,740 | 2,821 | 19,130,555 |
| Ending balance | $988,372 | $15,205,697 | $3,037,855 | $1,605,089 | $98,931 | $20,935,944 |

**Impaired Loan Evaluations:**

The following table details loans individually evaluated for impairment at December 31, 2011 and 2010.

| | December 31, 2011 | |
|---|---|---|
| | Loans Evaluated Individually for Impairment | |
| | Recorded Investment | Balance in Allowance for Loan Losses |
| Real estate loans: | | |
| Construction, land development and other land loans | $19,673,866 | $ 6,799,675 |
| Secured by 1-4 family residential properties | 186,376 | — |
| Secured by multi-family residential properties | 2,883,795 | — |
| Secured by non-farm, non-residential properties | 37,569,253 | 3,775,003 |
| Other | — | — |
| Commercial and industrial loans | 1,602,437 | 508,945 |
| Consumer loans | — | — |
| Other loans | — | — |
| Total loans | $61,915,727 | $11,083,623 |

| | December 31, 2010 | |
|---|---|---|
| | Loans Evaluated Individually for Impairment | |
| | Recorded Investment | Balance in Allowance for Loan Losses |
| Real estate loans: | | |
| Construction, land development and other land loans | $24,338,521 | $10,470,402 |
| Secured by 1-4 family residential properties | — | — |
| Secured by multi-family residential properties | 3,956,316 | 471,628 |
| Secured by non-farm, non-residential properties | 21,035,228 | 1,695,695 |
| Other | — | — |
| Commercial and industrial loans | 1,642,351 | — |
| Consumer loans | — | — |
| Other loans | — | — |
| Total loans | $50,972,416 | $12,637,725 |

The following table details loans collectively evaluated for impairment at December 31, 2011 and 2010.

| | December 31, 2011 | |
|---|---|---|
| | Loans Evaluated Collectively for Impairment | |
| | Recorded Investment | Balance in Allowance for Loan Losses |
| Real estate loans: | | |
| Construction, land development and other land loans | $ 20,637,460 | $ 2,872,985 |
| Secured by 1-4 family residential properties | 84,036,794 | 112,815 |
| Secured by multi-family residential properties | 23,837,898 | 169,691 |
| Secured by non-farm, non-residential properties | 109,948,578 | 2,965,168 |
| Other | 820,057 | 1,555,134 |
| Commercial and industrial loans | 41,457,395 | 379,982 |
| Consumer loans | 64,573,733 | 2,848,150 |
| Other loans | 909,463 | 279,131 |
| Total loans | $346,221,378 | $11,183,056 |

| | December 31, 2010 | |
|---|---|---|
| | Loans Evaluated Collectively for Impairment | |
| | Recorded Investment | Balance in Allowance for Loan Losses |
| | (Restated) | (Restated) |
| Real estate loans: | | |
| Construction, land development and other land loans | $ 19,500,534 | $ 978,008 |
| Secured by 1-4 family residential properties | 86,389,227 | 1,605,089 |
| Secured by multi-family residential properties | 23,281,042 | 340,976 |
| Secured by non-farm, non-residential properties | 125,038,695 | 1,214,938 |
| Other | 179,008 | 34,050 |
| Commercial and industrial loans | 42,750,036 | 988,372 |
| Consumer loans | 63,024,326 | 3,037,855 |
| Other loans | 1,887,969 | 98,931 |
| Total loans | $362,050,837 | $ 8,298,219 |

**Credit Quality Indicators:**

The Bank has established a credit risk rating system to assess and manage the risk in the loan portfolio. It establishes a uniform framework and common language for assessing and monitoring risk in the portfolio.

The following is a guide for an 8-grade system of credit risk:

1. Minimal Risk: Borrowers in this category have the lowest risk of any resulting loss. Borrowers are of the highest quality, presently and prospectively.
2. Better Than Average Risk: Borrowers in the high end of medium range between borrowers who are definitely sound and those with minor risk characteristics.
3. Moderate Risk: Borrowers in this category have little chance of resulting in a loss. This category should include the average loan, under average economic conditions.
4. Acceptable Risk: Borrowers in this category have a limited chance of resulting in a loss.
5. Special Mention (Potential Weakness): Borrowers in this category exhibit potential credit weaknesses or downward trends deserving bank management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in our credit position at some future date. Special Mention loans are not adversely classified and do not expose our institution to sufficient risk to warrant adverse classification.

   Included in Special Mention assets could be workout or turnaround situations, as well as those borrowers previously rated 2-4 who have shown deterioration, for whatever reason, indicating a downgrading from the better grade. The Special Mention rating is designed to identify a specific level of risk and concern about a loan's and/or borrower's quality. Although a Special Mention asset has a higher probability of default than previously rated categories, its default is not imminent.
6. Substandard (Definite Weakness – Loss Unlikely): These are borrowers with defined weaknesses that jeopardize the orderly liquidation of debt. A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Normal repayment from the borrower is in jeopardy, although no loss of principal is envisioned. There is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard.
7. Doubtful: Borrowers classified doubtful have all the weaknesses found in substandard borrowers with the added provision that the weaknesses make collection of debt in full, based on currently existing facts, conditions and values, highly questionable and improbable. Serious problems exist to the point where partial loss of principal is likely. The possibility of loss is extremely high, but because of certain important, reasonably specific pending factors that may work to strengthen the assets, the loans' classification as estimated losses is deferred until a more exact status may be determined. Pending factors include proposed merger, acquisition or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans. Management has a demonstrated a history of failing to live up to agreements, unethical or dishonest business practices and/or conviction on criminal charges.
8. Loss: Borrowers deemed incapable of repayment of unsecured debt. Loans to such borrowers are considered uncollectible and of such little value that continuance as active assets of the bank is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off these worthless assets, even though partial recovery may be affected in the future.

The table below illustrates the carrying amount of loans by credit quality indicator at December 31, 2011.

| | FUSB | | | | |
|---|---|---|---|---|---|
| | Pass 1-4 | Special Mention 5 | Substandard 6 | Doubtful 7 | Total |
| Loans secured by real estate: | | | | | |
| Construction, land development and other land loans | $ 18,047,223 | $ 698,720 | $21,326,953 | $238,430 | $ 40,311,326 |
| Secured by 1-4 family residential properties | 38,573,606 | 627,236 | 4,444,734 | 45,620 | 43,691,196 |
| Secured by multi-family residential properties | 23,837,899 | — | 2,883,794 | — | 26,721,693 |
| Secured by non-farm, non-residential properties | 105,589,444 | 11,579,028 | 30,349,359 | — | 147,517,831 |
| Other | 820,057 | — | — | — | 820,057 |
| Commercial and industrial loans | 39,675,939 | 844,882 | 2,497,612 | 41,400 | 43,059,833 |
| Consumer loans | 17,616,798 | 382,726 | 867,671 | 18,982 | 18,886,177 |
| Other loans | 908,179 | 100 | 1,183 | — | 909,462 |
| Total | $245,069,145 | $14,132,692 | $62,371,306 | $344,432 | $321,917,575 |

| | ALC | | |
|---|---|---|---|
| | Performing | Nonperforming | Total |
| Loans secured by real estate: | | | |
| Secured by 1-4 family residential properties | $38,550,041 | $1,981,833 | $40,531,874 |
| Consumer loans | 43,674,948 | 2,012,708 | 45,687,656 |
| Total | $82,224,989 | $3,994,541 | $86,219,530 |

The table below illustrates the carrying amount of loans by credit quality indicator at December 31, 2010.

| | FUSB | | | | |
|---|---|---|---|---|---|
| | Pass 1-4 | Special Mention 5 (Restated) | Substandard 6 (Restated) | Doubtful 7 | Total |
| Loans secured by real estate: | | | | | |
| Construction, land development and other land loans | $ 28,536,477 | $ 2,763,511 | $12,396,945 | $ 142,122 | $ 43,839,055 |
| Secured by 1-4 family residential properties | 32,712,451 | 2,444,145 | 3,958,710 | 215,054 | 39,330,360 |
| Secured by multi-family residential properties | 23,281,043 | 894,547 | 3,061,768 | — | 27,237,358 |
| Secured by non-farm, non-residential properties | 104,070,981 | 5,640,363 | 35,665,310 | 697,269 | 146,073,923 |
| Other | 179,008 | — | — | — | 179,008 |
| Commercial and industrial loans | 40,210,198 | 917,622 | 3,131,799 | 132,768 | 44,392,387 |
| Consumer loans | 19,701,989 | 726,789 | 642,736 | 120,806 | 21,192,320 |
| Other loans | 1,887,969 | — | — | — | 1,887,969 |
| Total | $250,580,116 | $13,386,977 | $58,857,268 | $1,308,019 | $324,132,380 |

| | ALC | | |
|---|---|---|---|
| | Performing | Nonperforming | Total |
| Loans secured by real estate: | | | |
| Secured by 1-4 family residential properties | $44,484,661 | $2,574,206 | $47,058,867 |
| Consumer loans | 40,484,945 | 1,347,061 | 41,832,006 |
| Total | $84,969,606 | $3,921,267 | $88,890,873 |

The following table provides an aging analysis of past due loans and nonaccruing loans by class at December 31, 2011.

| | FUSB | | | | | |
|---|---|---|---|---|---|---|
| | Past Due | | | | | |
| | 30-89 Days | Greater than 90 Days | Total | Nonaccrual | Current Loans | Total Loans |
| Loans secured by real estate: | | | | | | |
| Construction, land development and other land loans | $3,094,062 | $ — | $3,094,062 | $ 3,087,081 | $ 34,130,183 | $ 40,311,326 |
| Secured by 1-4 family residential properties | 1,323,576 | 38,149 | 1,361,725 | 879,090 | 41,450,381 | 43,691,196 |
| Secured by multi-family residential properties | — | — | — | 2,883,794 | 23,837,899 | 26,721,693 |
| Secured by non-farm, non-residential properties | 1,281,427 | 87,466 | 1,368,893 | 7,562,784 | 138,586,154 | 147,517,831 |
| Other | — | — | — | — | 820,057 | 820,057 |
| Commercial and industrial loans | 1,459,027 | 13,262 | 1,472,289 | 129,540 | 41,458,004 | 43,059,833 |
| Consumer loans | 670,331 | 71,933 | 742,264 | 73,581 | 18,070,332 | 18,886,177 |
| Other loans | 2,615 | 12,811 | 15,426 | — | 894,036 | 909,462 |
| Total past due loans | $7,831,038 | $ 223,621 | $8,054,659 | $14,615,870 | $299,247,046 | $321,917,575 |

| | ALC | | | | | |
|---|---|---|---|---|---|---|
| | Past Due | | | | | |
| | 30-89 Days | Greater than 90 Days | Total | Nonaccrual | Current Loans | Total Loans |
| Loans secured by real estate: | | | | | | |
| Secured by 1-4 family residential properties | $1,134,536 | $1,462,145 | $2,596,681 | $ 519,688 | $ 37,415,505 | $ 40,531,874 |
| Consumer loans | 1,310,021 | 645,953 | 1,955,974 | 1,366,756 | 42,364,926 | 45,687,656 |
| Total past due loans | $2,444,557 | $2,108,098 | $4,552,655 | $ 1,886,444 | $ 79,780,431 | $ 86,219,530 |

The following table provides an aging analysis of past due loans and nonaccruing loans by class at December 31, 2010, (restated).

| | FUSB | | | | | |
|---|---|---|---|---|---|---|
| | Past Due | | | | | |
| | 30-89 Days | Greater than 90 Days | Total | Nonaccrual | Current Loans | Total Loans |
| Loans secured by real estate: | | | | | | |
| Construction, land development and other land loans | $ 707,815 | $ 333,199 | $ 1,041,014 | $ 1,045,143 | $ 41,752,898 | $ 43,839,055 |
| Secured by 1-4 family residential properties | 1,534,732 | 127,315 | 1,662,047 | 1,701,617 | 35,966,696 | 39,330,360 |
| Secured by multi-family residential properties | — | — | — | 3,072,794 | 24,164,564 | 27,237,358 |
| Secured by non-farm, non-residential properties | 8,780,522 | 2,085,397 | 10,865,919 | 6,087,070 | 129,120,934 | 146,073,923 |
| Other | — | — | — | — | 179,008 | 179,008 |
| Commercial and industrial loans | 1,002,643 | 37,338 | 1,039,981 | 224,679 | 43,127,727 | 44,392,387 |
| Consumer loans | 900,641 | 28,628 | 929,269 | 144,749 | 20,118,302 | 21,192,320 |
| Other loans | — | — | — | — | 1,887,969 | 1,887,969 |
| Total past due loans | $12,926,353 | $2,611,877 | $15,538,230 | $12,276,052 | $296,318,098 | $324,132,380 |

| | ALC | | | | | |
|---|---|---|---|---|---|---|
| | Past Due | | | | | |
| | 30-89 Days | Greater than 90 Days | Total | Nonaccrual | Current Loans | Total Loans |
| Loans secured by real estate: | | | | | | |
| Secured by 1-4 family residential properties | $ 1,829,662 | $1,989,548 | $ 3,819,210 | $ 584,658 | $ 42,654,999 | $ 47,058,867 |
| Consumer loans | 1,373,240 | 635,666 | 2,008,906 | 711,395 | 39,111,706 | 41,832,007 |
| Total past due loans | $ 3,202,902 | $2,625,214 | $ 5,828,116 | $ 1,296,053 | $ 81,766,705 | $ 88,890,874 |

**Impaired Loans:**

At December 31, 2011, the carrying amount of impaired loans consisted of the following:

| | December 31, 2011 | | |
|---|---|---|---|
| **Impaired loans with no related allowance recorded** | **Carrying Amount** | **Unpaid Principal Balance** | **Related Allowances** |
| Loans secured by real estate | | | |
| Construction, land development and other land loans | $ 7,005,366 | $ 7,005,366 | $ — |
| Secured by 1-4 family residential properties | 186,376 | 186,376 | — |
| Secured by multi-family residential properties | 2,883,795 | 2,883,795 | — |
| Secured by non-farm, non-residential properties | 24,410,538 | 24,410,538 | — |
| Commercial and industrial | 100,250 | 100,250 | — |
| Total loans with no related allowance recorded | $34,586,325 | $34,586,325 | $ — |
| **Impaired loans with an allowance recorded** | | | |
| Loans secured by real estate | | | |
| Construction, land development and other land loans | $12,668,500 | $12,668,500 | $ 6,799,675 |
| Secured by non-farm, non-residential properties | 13,158,715 | 13,158,715 | 3,775,003 |
| Commercial and industrial | 1,502,187 | 1,502,187 | 508,945 |
| Total loans with an allowance recorded | $27,329,402 | $27,329,402 | $11,083,623 |
| **Total impaired loans** | | | |
| Loans secured by real estate | | | |
| Construction, land development and other land loans | $19,673,866 | $19,673,866 | $ 6,799,675 |
| Secured by 1-4 family residential properties | 186,376 | 186,376 | — |
| Secured by multi-family residential properties | 2,883,795 | 2,883,795 | — |
| Secured by non-farm, non-residential properties | 37,569,253 | 37,569,253 | 3,775,003 |
| Commercial and industrial | 1,602,437 | 1,602,437 | 508,945 |
| Total impaired loans | $61,915,727 | $61,915,727 | $11,083,623 |

At December 31, 2010, the carrying amount of impaired loans consisted of the following:

| | December 31, 2010, as Restated | | |
|---|---|---|---|
| **Impaired loans with no related allowance recorded** | Carrying Amount | Unpaid Principal Balance | Related Allowances |
| Loans secured by real estate | | | |
| Construction, land development and other land loans | $ 1,192,845 | $ 1,192,845 | $ — |
| Secured by multi-family residential properties | 2,128,527 | 2,128,527 | — |
| Secured by non-farm, non-residential properties | 13,470,223 | 13,470,223 | — |
| Commercial and industrial | 1,642,351 | 1,642,351 | — |
| Total loans with no related allowance recorded | $18,433,946 | $18,433,946 | $ — |
| **Impaired loans with an allowance recorded** | | | |
| Loans secured by real estate | | | |
| Construction, land development and other land loans | $23,145,676 | $23,145,676 | $10,470,402 |
| Secured by multi-family residential properties | 1,827,789 | 1,827,789 | 471,628 |
| Secured by non-farm, non-residential properties | 7,565,005 | 7,565,005 | 1,695,695 |
| Total loans with an allowance recorded | $32,538,470 | $32,538,470 | $12,637,725 |
| **Total impaired loans** | | | |
| Loans secured by real estate | | | |
| Construction, land development and other land loans | $24,338,521 | $24,338,521 | $10,470,402 |
| Secured by multi-family residential properties | 3,956,316 | 3,956,316 | 471,628 |
| Secured by non-farm, non-residential properties | 21,035,228 | 21,035,228 | 1,695,695 |
| Commercial and industrial | 1,642,351 | 1,642,351 | — |
| Total impaired loans | $50,972,416 | $50,972,416 | $12,637,725 |

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows:

| | December 31, 2011 | | |
|---|---|---|---|
| | Average Recorded Investment | Interest Income Recognized | Interest Income Received |
| Loans secured by real estate | | | |
| Construction, land development and other land loans | $12,172,751 | $ 649,101 | $ 687,182 |
| Secured by 1 – 4 family residential properties | 37,275 | — | — |
| Secured by multi-family residential properties | 3,312,803 | — | 1,587,278 |
| Secured by non-farm, non-residential properties | 32,572,055 | 1,429,182 | — |
| Commercial and industrial | 1,634,368 | 140,357 | 141,405 |
| Total | $49,729,252 | $2,218,640 | $2,415,865 |

| | December 31, 2010 | | |
|---|---|---|---|
| | Average Recorded Investment | Interest Income Recognized | Interest Income Received |
| Loans secured by real estate | | | |
| Construction, land development and other land loans | $ 5,794,634 | $ 907,914 | $ 896,075 |
| Secured by multifamily residential properties | 2,156,154 | 212,421 | 222,325 |
| Secured by nonfarm, nonresidential properties | 27,330,014 | 1,061,667 | 1,065,789 |
| Commercial and industrial | 1,642,351 | 70,732 | 63,547 |
| Total | $36,923,153 | $2,252,734 | $2,247,736 |

Loans on which the accrual of interest has been discontinued amounted to $16,502,314 and $13,572,105 at December 31, 2011 and 2010, respectively. If interest on those loans had been accrued, such income would have approximated $1,459,843 and $799,054 for 2011 and 2010, respectively. Interest income actually recorded on those loans amounted to $35,519 and $88,240 for 2011 and 2010, respectively. Accruing loans past due 90 days or more amounted to $2,331,718 and $5,237,091 for 2011 and 2010, respectively.

**Troubled Debt Restructurings:**

Loans are considered restructured loans if concessions have been granted to borrowers that are experiencing financial difficulty. The concessions granted generally involve the modification of terms of the loan, such as changes in payment schedule or interest rate, which generally would not otherwise be considered. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Nonaccrual restructured loans are included and treated with all other nonaccrual loans. In addition, all accruing restructured loans are being reported as troubled debt restructurings. Generally, restructured loans remain on nonaccrual until the customer has attained a sustained period of repayment performance under the modified loan terms (generally a minimum of six months). However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and whether the loan should be returned to or maintained on nonaccrual status. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual. Based on the above, the Company had $1,821,696 and $1,311,000 of non-accruing loans that were restructured and remained on nonaccrual status at December 31, 2011 and 2010, respectively. In addition, the Company had $2,488,060 of restructured loans that were restored to accrual status based on a sustained period of repayment performance at December 31, 2011.

The following table provides the number of loans modified in a troubled debt restructuring by loan portfolio during the years ended December 31, 2011 and 2010, and the recorded investment and unpaid principal balance as of December 31, 2011.

| | December 31, 2011 | | | December 31, 2010 | | |
|---|---|---|---|---|---|---|
| | Number of Loans | Pre-Modification Outstanding Principal Balance | Post-Modification Principal Balance | Number of Loans | Pre-Modification Outstanding Principal Balance | Post-Modification Principal Balance |
| | (Dollars in Thousands) | | | | | |
| Loans secured by real estate: | | | | | | |
| Construction, land development and other land loans | 9 | $3,181,663 | $2,488,060 | — | $ — | $ — |
| Secured by non-farm, non-residential properties | 3 | 2,583,030 | 1,746,792 | 1 | 2,142,427 | 2,142,427 |
| Commercial loans | 2 | 79,853 | 74,904 | — | — | — |
| Total | 14 | $5,844,546 | $4,309,756 | 1 | $2,142,427 | $2,142,427 |

Restructured loan modifications may include payment schedule modifications, interest rate concessions, maturity date extensions, modification of note structure, principal reduction or some combination of these concessions. During the years ended December 31, 2011 and 2010, restructured loan modifications of loans secured by real estate, commercial and industrial loans, primarily included maturity date extensions and payment schedule modifications.

The change in troubled debt restructuring from December 31, 2010 to December 31, 2011 is as follows:

| | December 31, 2011 | December 31, 2010 | Change |
|---|---|---|---|
| | (Dollars in Thousands) | | |
| Loans secured by real estate: | | | |
| Construction, land development and other land loans | $2,488,060 | $ — | $2,488,060 |
| Secured by non-farm, non-residential properties | 1,746,792 | 2,142,427 | (395,635) |
| Commercial and industrial loans | 74,904 | — | 74,904 |
| Total | $4,309,756 | $2,142,427 | $2,167,329 |

All loans $500,000 and over modified in a troubled debt restructuring are evaluated for impairment. The nature and extent of impairment of restructured loans, including those which have experienced a subsequent payment default, is considered in the determination of an appropriate level of allowance for loan losses. This evaluation resulted in an allowance for loan losses of $494,352 and $281,829 for 2011 and 2010, respectively.

## 6. PREMISES AND EQUIPMENT

Premises and equipment and their depreciable lives are summarized as follows:

| | 2011 | 2010 |
|---|---|---|
| Land | $ 2,003,294 | $ 2,594,586 |
| Premises (40 years) | 12,010,845 | 21,351,248 |
| Furniture, fixtures, and equipment (3-7 years) | 12,225,556 | 12,035,252 |
| Total | 26,239,695 | 35,981,086 |
| Less accumulated depreciation | (17,190,394) | (19,372,174) |
| Total | $ 9,049,301 | $ 16,608,912 |

Depreciation expense of $696,083 and $756,142 was recorded in 2011 and 2010, respectively, on premises and equipment.

## 7. GOODWILL AND INTANGIBLE ASSETS

At December 31, 2010, the Company had $4.1 million of goodwill recorded on the consolidated statements of condition. Goodwill is not amortized, but rather is tested by management annually for impairment, or more frequently if triggering events occur and indicate potential impairment, in accordance with FASB ASC Topic 350-20, *Goodwill* (ASC 350-20). The Company's goodwill impairment assessment utilizes the methodology and guidelines established in U.S. GAAP, including assumptions regarding the valuation of Bancshares.

As stated in Note 2, the Company evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. The Company changed the date of its annual impairment testing for goodwill from June 30 to October 31. The change in the date of the annual goodwill impairment test represents a change in the method of applying an accounting principle. Management determined that the change in accounting principle is preferable, as the later date better coincides with the Company's annual budgeting and strategic planning processes. The change in the Company's annual goodwill impairment testing date was not implemented to delay, accelerate or avoid a goodwill impairment charge, nor did the change impact amounts included in the 2010 consolidated financial statements.

The Company assesses the following indicators of goodwill impairment: recent operating performance, changes in market capitalization, regulatory actions and assessments, changes in the business climate (including legislation, legal factors and competition), Company-specific factors (including changes in key personnel, asset impairments and business dispositions), and trends in the banking industry. Adverse changes in the economic environment, declining operations or other factors could result in a decline in the implied fair value of goodwill. A goodwill impairment test includes two steps. Step One, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step Two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in other non-interest expense in an amount equal to that excess.

For purposes of performing Step One of the goodwill impairment test, the Company uses both the income and market approaches to value the reporting unit. The Company uses the output from these approaches to determine estimated fair value of the reporting unit. The income approach, which is the primary valuation approach, consists of discounting projected long-term future cash flows, which are derived from internal forecasts and economic expectations for the respective reporting unit. The projected future cash flows are discounted using cost of capital metrics for the Company's peer group or a build-up approach (such as the capital asset pricing model) applicable to the reporting unit. The significant inputs to the income approach include expected future cash flows, which are primarily driven by the long-term target tangible equity to tangible assets ratio, and the discount rate, which is determined in the build-up approach using the risk-free rate of return, adjusted equity beta, equity risk premium and a company-specific risk factor. The company-specific risk factor is used to address the uncertainty of growth estimates and earnings projections of management.

The Company uses the public company method and the transaction method as the two market approaches. The public company method applies a value multiplier derived from the reporting unit's peer group to a financial metric of the reporting unit (e.g., last twelve months of earnings before interest, taxes and depreciation, tangible book value, etc.) and an implied control premium to the respective reporting unit. The control premium is evaluated and compared to similar financial services transactions. The transaction method applies a value multiplier to a financial metric of the reporting unit based on comparable observed purchase transactions in the financial services industry for the reporting unit (where available).

For purposes of performing Step Two of the goodwill impairment test, if applicable, the Company compares the implied estimated fair value of the reporting unit goodwill with the carrying amount of that goodwill. In order to determine the implied estimated fair value, a full purchase price allocation would be performed in the same manner as if a business combination had occurred. As part of the Step Two analysis, the Company estimates the fair value of all of the assets and liabilities of the reporting unit, including unrecognized assets and liabilities. The related valuation methodologies for certain material financial assets and liabilities are discussed in the "Fair Value Measurements" section below.

Accordingly, at the valuation date of October 31, 2011, the Company tested the goodwill of the reporting unit under Step One, which resulted in an aggregate fair value of $55 million. This figure does not exceed the carrying value of the reporting unit, which is equal to shareholders' equity of $77.6 million at the date of valuation. Since the fair value of the reporting unit was less than the carrying value, the Company concluded that the goodwill may be impaired, and the Step Two analysis was required to determine the amount of impairment, if any.

As a result, the Company conducted Step Two, which determined the fair value of net assets of the reporting unit to equal $72.1 million. Accordingly, the goodwill is fully impaired as of the measurement date based on the estimated fair value of $55 million for the reporting unit, and, as a result, an impairment charge of $4.1 million, $3.1 million at the Bank and $1.0 million at Bancshares, is required to adjust the goodwill balance to fair value. The goodwill impairment charge is a non-cash item that does not have an adverse impact on regulatory capital.

## 8. INVESTMENT IN LIMITED PARTNERSHIPS

The Company has limited partnership investments in affordable housing projects for which it provides funding as a limited partner and receives tax credits related to its investments in the projects based on its partnership share. The Company has invested in limited partnerships of affordable housing projects, both as direct investments and investments in funds that invest solely in affordable housing projects. The Company has determined that these structures require evaluation as a VIE under ASC Topic 810 *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*. The Company consolidates one of the funds in which it has a 99.9% limited partnership interest. The resulting financial impact to the Company of the consolidation was a net increase to total assets of approximately $150,000 as of December 31, 2011. The remaining limited partnership investments are unconsolidated and are accounted for under the cost method as allowed under ASC 325 *Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects*. The Company amortizes the excess of carrying value of the investment over its estimated residual value during the period in which tax credits are allocated to the investors. The Company's maximum exposure to future loss related to these limited partnerships is limited to the $1.5 million recorded investment.

The assets and liabilities of these partnerships consist primarily of apartment complexes and related mortgages. The Bank's carrying value approximates cost or its underlying equity in the net assets of the partnerships. Market quotations are not available for any of the aforementioned partnerships. Management has no knowledge of intervening events since the date of the partnerships' financial statements that would have had a material effect on the Company's consolidated financial position or results of operations.

The Bank had no remaining cash commitments to these partnerships at December 31, 2011.

Prior to June 30, 2011, the Company consolidated La Vista Foundation I, LP, which is one the affordable housing projects in which the consolidated VIE owns a 9.9% limited partnership interest. The Company was deemed to be the primary beneficiary of La Vista Foundation I, LP because of a $5.0 million mortgage loan payable to the Bank. During the second quarter of 2011, the mortgage loan was refinanced with another financial institution. The Company reassessed whether it was the primary beneficiary of La Vista Foundation I, LP and determined that, as of June 30, 2011, it was not. Thus, effective June 30, 2011, La Vista Foundation I, LP was deconsolidated. This deconsolidation changed noncontrolling interest by $1.4 million, which resulted in an increase in shareholders' equity of $1.4 million. The impact to the consolidated statements of condition was to decrease total assets by $2.4 million. This included a $7.4 million decrease in premises and equipment and an increase in loans of $5.0 million. There was no gain or loss and, thus, no impact to the Company's results of operations. The only indirect retained investment is the 9.9% limited partnership interest held by the consolidated VIE. The deconsolidation did not involve a related party.

## 9. DEPOSITS

At December 31, 2011, the scheduled maturities of the Bank's time deposits were as follows:

| | |
|---|---|
| 2012 | $209,189,840 |
| 2013 | 33,197,620 |
| 2014 | 17,026,564 |
| 2015 | 15,638,940 |
| 2016 and Thereafter | 11,999,113 |
| Total | $287,052,077 |

At December 31, 2011 and 2010, the Company had brokered certificates of deposit totaling $35,325,141 and $33,445,592, respectively. Deposits from related parties held by the Company amounted to $5,034,247 and $4,363,315 at 2011 and 2010, respectively

## 10. SHORT-TERM BORROWINGS

Short-term borrowings consist of federal funds purchased and securities sold under repurchase agreements. Federal funds purchased generally mature within one to four days. There were no amounts outstanding as of December 31, 2011 and 2010. Treasury tax and loan deposits are withdrawal on demand. There was no balance outstanding at December 31, 2011, and as of December 31, 2010, $778,294 was outstanding.

Securities sold under repurchase agreements, which are secured borrowings, generally are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2011 and 2010 were $355,787 and $192,139, respectively.

At December 31, 2011, the Bank had $7.8 million in available federal fund lines from correspondent banks.

## 11. LONG-TERM DEBT

The Company uses FHLB advances as an alternative to funding sources with similar maturities such as certificates of deposit or other deposit programs. These advances generally offer more attractive rates when compared to other mid-term financing options. They are also flexible, allowing the Company to quickly obtain the necessary maturities and rates that best suit its overall asset/liability strategy. At December 31, 2011 and 2010, investment securities and mortgage loans amounting to $22,564,364 and $45,533,914, respectively, were pledged to secure these borrowings.

The following summarizes information concerning FHLB advances and other borrowings:

| | 2011 | 2010 |
|---|---|---|
| Balance at year-end | $20,000,000 | $30,000,000 |
| Average balance during the year | 23,369,863 | 54,876,712 |
| Maximum month-end balance during the year | 30,000,000 | 85,000,000 |
| Average rate paid during the year | 3.21% | 4.50% |
| Weighted average remaining maturity | 1.25 years | 1.61 years |

Interest rates on FHLB advances ranged from 1.99% to 2.35% and from 1.99% to 4.53% at December 31, 2011 and 2010, respectively.

Scheduled maturities of FHLB advances are approximately $10.0 million for 2012 and 2013. In 2014 and thereafter, there are no scheduled maturities.

At December 31, 2011, the Bank had $166.5 million in available credit from the FHLB.

## 12. INCOME TAXES

The Company files a consolidated income tax return with the federal government and the state of Alabama. ALC files a Mississippi state income tax return related to operations from its Mississippi branches. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and the states in which it files for the years ended December 31, 2008 through 2011.

As of December 31, 2011, the Company had no unrecognized tax benefits related to federal or state income tax matters and does not anticipate any material increase or decrease in unrecognized tax benefits relative to any tax positions taken prior to December 31, 2011. As of December 31, 2011, the Company had accrued no interest and no penalties related to uncertain tax positions.

The consolidated provisions for and (benefits from) income taxes for the years ended December 31, 2011 and 2010 were as follows:

| | 2011 | 2010 (Restated) |
|---|---|---|
| Federal | | |
| Current | $(2,768,621) | $ 1,846,646 |
| Deferred | (2,212,325) | (4,297,059) |
| | (4,980,946) | (2,450,413) |
| State | | |
| Current | (525,015) | 304,208 |
| Deferred | (452,347) | (879,548) |
| | (977,362) | (575,340) |
| Total | $(5,958,308) | $(3,025,753) |

The consolidated tax benefit differed from the amount computed by applying the federal statutory income tax rate of 34% as follows:

| | 2011 | 2010 (Restated) |
|---|---|---|
| Income tax expense at federal statutory rate | $(5,111,566) | $(2,152,822) |
| Increase (decrease) resulting from: | | |
| Tax-exempt interest | (406,292) | (396,673) |
| State income tax expense, net of federal income tax benefit | (645,059) | (253,152) |
| Low income housing tax credits | — | (71,463) |
| Other | 204,609 | (151,643) |
| Total | $(5,958,308) | $(3,025,753) |

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 are presented below:

| | 2011 | 2010 (Restated) |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 8,461,338 | $ 7,955,659 |
| Accrued vacation | 59,821 | 54,963 |
| Deferred compensation | 1,405,533 | 1,388,009 |
| Deferred commission and fees | 427,927 | 403,837 |
| Impairment OREO | 2,451,955 | 1,192,983 |
| Other | 234,658 | 60,364 |
| Total gross deferred tax assets | 13,041,232 | 11,055,815 |
| Deferred tax liabilities: | | |
| Premises and equipment | 328,771 | 259,254 |
| Goodwill amortization | — | 948,863 |
| Gain on sale of investments | — | 4,720 |
| Unrealized gain on securities available-for-sale | 1,802,802 | 2,046,902 |
| Other | 487,018 | 343,520 |
| Total gross deferred tax liabilities | 2,618,591 | 3,603,259 |
| Net deferred tax asset, included in other assets | $10,422,641 | $ 7,452,556 |

The Company's determination of the realization of the net deferred tax asset is based on its assessment of all available positive and negative evidence. The Company is currently in a three-year cumulative loss position, which represents negative evidence. Of the $10.4 million net deferred tax asset, $8.5 million relates to the provision for loan losses, $2.4 million relates to impairment of OREO and $1.4 million resulted from deferred compensation.

At December 31, 2011, positive evidence supporting the realization of the deferred tax asset includes a strong earnings history, exclusive of the loss that created the future deductible amount, coupled with evidence indicating that the loss is an aberration rather than a continuing condition. The Company has a strong capital position and a history of pre-tax earnings. The Company believes that, as of year-end 2011, impaired loans have been identified and adequately reserved, and management has projected future income over the next five years, although there can be no assurance that such income will be realized due to unanticipated changes in economic and competitive factors. The Company has strong earnings exclusive of loan loss provisions and other real estate write-downs, which created the most significant portion of the deferred asset. These provisions and write-downs resulted primarily from one type of loan – real estate development. Management has assessed the risk in the remaining development portfolio, and, although there can be no assurance that such income will be realized due to unanticipated changes in economic and competitive factors, management has projected taxable income over the next five years, resulting from reduced provisions for loan losses and write-down of OREO. Except in unusual circumstances, the Company no longer invests in these types of loans.

There is sufficient positive taxable income in tax years 2009 and 2010 to fully absorb the expected 2011 taxable loss. Additionally, after carryback of the 2011 loss, the Company still has approximately $4.2 million in 2010 taxable income to carryback a loss from 2012 if necessary. In addition to the remaining taxable income available in a carryback year, the Company has a full 20-year carryforward period for federal tax purposes and eight years for the State of Alabama to absorb and use any operating losses triggered as a result of reversing deductible differences, such as loan charge-offs or sales of other real estate. The Company has projected future taxable income over the next five tax years, although there can be no assurance that such income will be realized due to unanticipated changes in economic and competitive factors. Further positive evidence includes the Company's strong capital position and history of significant pre-tax earnings, which the Company believes outweighs the negative evidence of recent pre-tax losses. Accordingly, a valuation allowance has not been established at December 31, 2011.

## 13. EMPLOYEE BENEFIT PLANS

The Company sponsors a combined 401(k) and employee stock ownership plan, the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the "Plan"). The Plan allows participants to defer up to 15% of their compensation on a pre-tax basis, subject to the statutory annual contribution limit. For 2011, the Company made "safe harbor" contributions on behalf of participants in the form of a match that was equal to 100% of each participant's elective deferrals, up to a maximum of 4% of the participant's eligible compensation. The Company also made discretionary contributions on behalf of participants in the form of a match that was equal to 2% of each participant's elective deferrals. The Company's matching contributions to the Plan totaled $427,291 and $401,056 in 2011 and 2010, respectively.

Participants can elect to invest all or a portion of their assets in the Plan in the form of Company stock. The Plan held 343,952 and 302,399 shares of Company stock at December 31, 2011 and 2010, respectively. These shares are allocated to participants in the Plan and, accordingly, are included in the earnings per share calculations.

## 14. LONG-TERM INCENTIVE COMPENSATION PLAN

The Bank has entered into supplemental compensation benefits agreements with the directors and certain executive officers. The measurement of the liability under these agreements includes estimates involving life expectancy, length of time before retirement and the expected returns on the Bank-owned life insurance policies used to fund those agreements. Should these estimates prove materially wrong, the cost of these agreements could change accordingly. The related deferred compensation obligation to these directors and executive officers included in other liabilities was $3,069,704 and $3,103,778 as of December 31, 2011 and 2010, respectively.

Non-employee directors may elect to defer payment of all or any portion of their First United Security Bank director fees under the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan (the "Plan"), and, beginning on January 1, 2012, all United Security Bancshares, Inc. director fees are deferred under the Plan. The Plan, which was ratified by shareholders at the annual meeting held on May 11, 2004, permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of Bancshares' common stock.

Neither the Company nor the Bank makes any contribution to participants' accounts under the plan.

While not required by the plan, the Company established a grantor trust (Rabbi Trust) as an instrument to fund the stock portion of the plan. At December 31, 2011 and 2010, the grantor trust held 21,055 and 20,780 shares, respectively, of the Company's common stock. These shares have been classified in equity as treasury stock. The related deferred compensation obligation, included in other liabilities, was $557,068 and $476,878 as of December 31, 2011 and 2010, respectively.

## 15. SHAREHOLDERS' EQUITY

Dividends are paid at the discretion of the Company's Board of Directors, based on the Company's operating performance and financial position, including earnings, capital and liquidity. Dividends from the Bank are the Company's primary source of funds for the payment of dividends to shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to the Company. In addition, federal and state regulatory agencies have the authority to prevent the Company from paying a dividend to shareholders. The Company has not paid a dividend to our shareholders since the first quarter of 2011 due to substantial net losses at the Bank, and the Company can make no assurances that it will be able or permitted to pay dividends in the future.

The Company is subject to various regulatory capital requirements that prescribe quantitative measures of the Company's assets, liabilities and certain off-balance sheet items. The Company's regulators also have imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components and other details. The quantitative measures to ensure capital adequacy require that the Company maintain amounts and ratios, as set forth in the schedule below, of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations) and of Tier I capital to average total assets (as defined in the regulations). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Management believes that, as of December 31, 2011 and 2010, the Company met all capital adequacy requirements imposed by its regulators.

As of December 31, 2011, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios, as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's categorization. The Bank was categorized as "well-capitalized" as of December 31, 2010, as well.

Actual capital amounts, as well as, required and well capitalized total risk-based, Tier I risk-based, and Tier I leverage ratios as of December 31, 2011 and 2010, for the Company and the Bank were as follows:

| | 2011 | | | | | |
|---|---|---|---|---|---|---|
| | Actual | | Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | (Dollars in Thousands) | | | | | |
| Total Capital (to Risk Weighted Assets): | | | | | | |
| United Security Bancshares, Inc. | $63,198 | 14.69% | $34,415 | 8.00% | N/A | N/A |
| First United Security Bank | 63,321 | 14.72% | 34,409 | 8.00% | $43,011 | 10.00% |
| Tier I Capital (to Risk Weighted Assets): | | | | | | |
| United Security Bancshares, Inc. | 57,612 | 13.39% | 17,207 | 4.00% | N/A | N/A |
| First United Security Bank | 57,805 | 13.44% | 17,205 | 4.00% | 25,807 | 6.00% |
| Tier I Leverage (to Average Assets): | | | | | | |
| United Security Bancshares, Inc. | 57,612 | 9.19% | 18,804 | 3.00% | N/A | N/A |
| First United Security Bank | 57,805 | 9.24% | 18,759 | 3.00% | 31,265 | 5.00% |

| | 2010, as Restated | | | | | |
|---|---|---|---|---|---|---|
| | Actual | | Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | (Dollars in Thousands) | | | | | |
| Total Capital (to Risk Weighted Assets): | | | | | | |
| United Security Bancshares, Inc. | $72,833 | 16.27% | $35,802 | 8.00% | N/A | N/A |
| First United Security Bank | 72,778 | 16.27% | 35,791 | 8.00% | $44,739 | 10.00% |
| Tier I Capital (to Risk Weighted Assets): | | | | | | |
| United Security Bancshares, Inc. | 67,013 | 14.97% | 17,901 | 4.00% | N/A | N/A |
| First United Security Bank | 66,996 | 14.97% | 17,896 | 4.00% | 26,843 | 6.00% |
| Tier I Leverage (to Average Assets): | | | | | | |
| United Security Bancshares, Inc. | 67,013 | 10.52% | 19,109 | 3.00% | N/A | N/A |
| First United Security Bank | 66,996 | 10.53% | 19,091 | 3.00% | 31,818 | 5.00% |

## 16. SEGMENT REPORTING

Under ASC Topic 280, *Segment Reporting*, certain information is disclosed for the two reportable operating segments of the Company: FUSB, ALC and all other (primarily FUSB Reinsurance). The reportable segments were determined using the internal management reporting system. These segments are composed of the Company's and the Bank's significant subsidiaries. The accounting policies for each segment are the same as those described in Note 2, "Summary of Significant Accounting Policies." The segment results include certain overhead allocations and intercompany transactions that were recorded at current market prices. All intercompany transactions have been eliminated to determine the consolidated balances.
The results for the two reportable segments of the Company are included in the following table:

| | 2011 | | | | |
|---|---|---|---|---|---|
| | FUSB | ALC | All Other | Eliminations | Consolidated |
| | (Dollars in Thousands) | | | | |
| Total interest income | $ 28,939 | $18,525 | $ 60 | $ (5,178) | $ 42,346 |
| Total interest expense | 7,074 | 5,122 | — | (5,178) | 7,018 |
| Net interest income | 21,865 | 13,403 | 60 | — | 35,328 |
| Provision for loan losses | 15,893 | 2,909 | — | — | 18,802 |
| Net interest income after provision | 5,972 | 10,494 | 60 | — | 16,526 |
| Total non-interest income | 6,896 | 1,565 | 1,003 | (736) | 8,728 |
| Total non-interest expense | 27,651 | 11,104 | 2,269 | (736) | 40,288 |
| Income (loss) before income taxes | (14,783) | 955 | (1,206) | — | (15,034) |
| (Benefit from) provision for income taxes | (6,342) | 375 | 9 | — | (5,958) |
| Net income (loss) | (8,441) | 580 | (1,215) | — | (9,076) |
| Less: Net loss attributable to noncontrolling interest | — | — | (1) | — | (1) |
| Net income (loss) attributable to USBI | $ (8,441) | $ 580 | $ (1,214) | $ — | $ (9,075) |
| Other significant items: | | | | | |
| Total assets | $609,943 | $85,510 | $72,445 | $(146,089) | $621,810 |
| Total investment securities | 123,265 | — | 75 | — | 123,340 |
| Total loans, net | 375,718 | 78,135 | — | (72,768) | 381,085 |
| Goodwill | — | — | — | — | — |
| Investment in subsidiaries | 1,326 | — | 67,059 | (68,380) | 5 |
| Fixed asset addition | 333 | 168 | — | — | 501 |
| Depreciation and amortization expense | 563 | 133 | — | — | 696 |
| Total interest income from external customers | 23,816 | 18,525 | 5 | — | 42,346 |
| Total interest income from affiliates | 5,123 | — | 55 | (5,178) | — |

| | 2010 | | | | |
|---|---|---|---|---|---|
| | | | (Restated) | | |
| | FUSB | ALC | All Other | Eliminations | Consolidated |
| | (Dollars in Thousands) | | | | |
| Total interest income | $ 32,240 | $18,226 | $ 67 | $ (5,705) | $ 44,828 |
| Total interest expense | 10,129 | 5,649 | — | (5,705) | 10,073 |
| Net interest income | 22,111 | 12,577 | 67 | — | 34,755 |
| Provision for loan losses | 16,808 | 2,323 | — | — | 19,131 |
| Net interest income after provision | 5,303 | 10,254 | 67 | — | 15,624 |
| Total non-interest income | 6,932 | 4,859 | 939 | (2,564) | 10,166 |
| Total non-interest expense | 23,894 | 9,429 | 1,363 | (2,564) | 32,122 |
| Income (loss) before income taxes | (11,659) | 5,684 | (357) | — | (6,332) |
| (Benefit from) provision for income taxes | (5,189) | 2,144 | 19 | — | (3,026) |
| Net income (loss) | $ (6,470) | $ 3,540 | $ (376) | $ — | $ (3,306) |
| Less: Net loss attributable to noncontrolling interest | — | — | (125) | — | (125) |
| Net income (loss) attributable to USBI | $ (6,470) | $ 3,540 | $ (251) | $ — | $ (3,181) |
| Other significant items: | | | | | |
| Total assets | $611,098 | $91,220 | $95,057 | $(175,636) | $621,739 |
| Total investment securities | 136,803 | — | 284 | — | 137,087 |
| Total loans, net | 389,644 | 80,724 | — | (82,890) | 387,478 |
| Goodwill | 3,112 | — | 986 | — | 4,098 |
| Investment in subsidiaries | 1,411 | 48 | 80,689 | (82,087) | 61 |
| Fixed asset addition | 285 | 64 | — | — | 349 |
| Depreciation and amortization expense | 601 | 155 | — | — | 756 |
| Total interest income from external customers | 26,592 | 18,225 | 11 | — | 44,828 |
| Total interest income from affiliates | 5,648 | — | 57 | (5,705) | — |

## 17. OTHER OPERATING EXPENSES

Other operating expenses for the years 2011 and 2010 consisted of the following:

| | 2011 | 2010 |
|---|---|---|
| Legal, accounting and other professional fees | $ 1,428,998 | $ 1,569,063 |
| Postage, stationery and supplies | 894,125 | 545,819 |
| Telephone/data communication | 685,493 | 663,861 |
| FDIC insurance assessments | 835,275 | 1,056,372 |
| Other | 6,653,617 | 6,189,134 |
| Total | $10,497,508 | $10,024,249 |

## 18. OPERATING LEASES

The Company leases equipment and office space under noncancellable operating leases and also month-to-month rental agreements.

The following is a schedule, by years, of future minimum rental payments required under operating leases having initial or remaining noncancellable terms in excess of one year as of December 31, 2011:

| Year ending December 31, | |
|---|---|
| 2012 | $332,322 |
| 2013 | 305,560 |
| 2014 | 233,850 |
| 2015 | 164,933 |
| 2016 | 68,130 |
| 2017 | 49,520 |

Total rental expense under all operating leases was $634,375 and $551,413 in 2011 and 2010, respectively.

## 19. GUARANTEES, COMMITMENTS AND CONTINGENCIES

The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments as it does for on-balance sheet instruments. For interest rate swap transactions and commitments to purchase or sell securities for forward delivery, the contract or notional amounts do not represent exposure to credit loss. The Bank controls the credit risk of these derivative instruments through credit approvals, limits and monitoring procedures. Certain derivative contracts have credit risk for the carrying value plus the amount to replace such contracts in the event of counterparty default. All of the Bank's financial instruments are held for risk management and not for trading purposes. During the years ended December 31, 2011 and 2010, there were no credit losses associated with derivative contracts.

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit and others, that are not included in the consolidated financial statements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (Dollars in Thousands) | |
| Standby Letters of Credit | $ 1,172 | $ 1,127 |
| Commitments to Extend Credit | $45,736 | $36,560 |

Standby letters of credit are contingent commitments issued by the Bank generally to guarantee the performance of a customer to a third party. The Bank has recourse against the customer for any amount that it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the lives of the standby letters of credit. The potential amount of future payments that the Bank could be required to make under its standby letters of credit at December 31, 2011 was $1.2 million, representing the Bank's total credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Commitments to purchase securities for delayed delivery require the Bank to purchase a specified security at a specified price for delivery on a specified date. Similarly, commitments to sell securities for delayed delivery require the Bank to sell a specified security at a specified price for delivery on a specified date. Market risk arises from potential movements in security values and interest rates between the commitment and delivery dates. At December 31, 2011, there were no outstanding commitments to purchase and sell securities for delayed delivery.

*Litigation*

On September 27, 2007, Malcomb Graves Automotive, LLC ("Graves Automotive"), Malcomb Graves and Tina Graves filed a lawsuit in the Circuit Court of Shelby County, Alabama against the Company, the Bank, ALC and their respective directors and officers seeking an unspecified amount of compensatory and punitive damages. A former employee of ALC, Corey Mitchell, was named as a co-defendant, and ALC and the Bank filed a crossclaim against him seeking, among other relief, defense and indemnification for any damages suffered in the underlying lawsuit. The underlying complaint alleged that the defendants committed fraud in misrepresenting to Graves Automotive the amounts that Graves Automotive owed on certain loans and failing to credit Graves Automotive properly for certain loans. The defendants moved to compel arbitration, and the trial court denied the defendants' motion. The defendants appealed this decision, and, on September 29, 2010, the Alabama Supreme Court affirmed the trial court's denial of defendants' motion. Following the return of the case to the active docket, on November 30, 2010, ALC and the Bank moved to dismiss the lawsuit. In response to this motion to dismiss, on June 15, 2011, the Circuit Court dismissed all claims against the Company, the Bank and their respective directors and officers and all claims that were brought by Malcomb Graves and Tina Graves in their individual capacities. The Circuit Court also dismissed Graves Automotive's claims for conversion and negligent supervision against ALC and ordered Graves Automotive to re-plead its fraud allegations against ALC with more particularity. On September 15, 2011, Graves Automotive filed a third amended complaint in response to the Circuit Court's June 15, 2011 order. In its third amended complaint, Graves Automotive asserted claims against ALC for breach of contract, fraud, unjust enrichment and conversion. ALC moved to dismiss the third amended complaint on many of the same grounds as set forth in its previous motion to dismiss. On October 13, 2011, the Circuit Court dismissed Graves Automotive's conversion claim and again ordered Graves Automotive to re-plead its fraud claims with more particularity, this time within 60 days. On December 12, 2011, Graves Automotive filed its fourth amended complaint, this time asserting only two counts, breach of contract and unjust enrichment. Despite removing the fraud claims, the fourth amended complaint still requests punitive damages. On January 11, 2012, ALC filed a motion to dismiss the fourth amended complaint and to strike Graves Automotive's request for punitive damages. This motion remains pending. ALC continues to deny the allegations against it in the underlying lawsuit and intends to vigorously defend itself in this matter. Given the pendency of ALC's motion and the lack of discovery conducted, it is too early to assess the likelihood of a resolution of the remaining claims in this matter or the possibility of an unfavorable outcome.

On February 17, 2011, Wayne Allen Russell, Jr. ("Russell") filed a lawsuit in the Circuit Court of Tuscaloosa County, Alabama against the Bank and Bill Morgan, who currently serves as the Bank's Business Development Officer. The allegations in the lawsuit relate to a mortgage on a parcel of real estate, executed by Russell in favor of the Bank as security for a loan, and certain related transactions, including foreclosure proceedings executed by the Bank. Additionally, on June 17, 2011, Mr. Russell's wife, Rebecca

Russell, in response to a lawsuit filed against Ms. Russell by the Bank, filed a counterclaim against the Bank seeking compensatory and punitive damages, asserting that she was induced to mortgage a rental dwelling owned by her, the proceeds of which were paid upon certain obligations owed to the Bank by her husband, and that the Bank had orally agreed to refinance her loan as a part of an alleged refinancing promise by the Bank with respect to the obligations of Mr. Russell. The Court granted the motion to strike the jury demand in both cases and has consolidated the matters for a non-jury trial. Once the consolidation order is entered, the Bank intends to seek the dismissal of Mr. Russell's complaint and Ms. Russell's counterclaim. Although the defendants intend to vigorously defend themselves in these matters, it is too early to assess the likelihood of a resolution of these matters or the possibility of an unfavorable outcome.

Bancshares and its subsidiaries also are parties to other litigation, and Bancshares intends to vigorously defend itself in all such litigation. In the opinion of Bancshares, based on review and consultation with legal counsel, the outcome of such other litigation should not have a material adverse effect on Bancshares' consolidated financial statements or results of operations.

## 20. FAIR VALUE MEASUREMENTS

The Company follows the provisions of ASC Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the consolidated statements of financial condition, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather represent a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. In determining fair value, the Company uses various methods, including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- **Level 1** — Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes equity securities in banks that are publicly traded. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
- **Level 2** — Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

- **Level 3** — Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

**Cash, due from banks and federal funds sold:** The carrying amount of cash, due from banks and federal funds sold approximates fair value.

**Federal Home Loan Bank:** Based on the redemption provision of the FHLB, the stock has no quoted market value and is carried at cost.

**Securities:** Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on market prices of comparable instruments.

**Accrued interest receivable and payable:** The carrying amount of accrued interest approximates fair value.

**Loans, net:** For variable-rate loans, fair values are based on carrying values. Fixed-rate commercial loans, other installment loans and certain real estate mortgage loans are valued using discounted cash flows. The discount rate used to determine the present value of these loans is based on interest rates currently being charged by the Company on comparable loans as to credit risk and term.

**Demand and savings deposits:** The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts and money market demand accounts.

**Time deposits:** The fair values of relatively short-term time deposits are equal to their carrying values. Discounted cash flows are used to value long-term time deposits. The discount rate used is based on interest rates currently being offered by the Company on comparable deposits as to amount and term.

**Short-term borrowings:** These borrowings may consist of federal funds purchased, securities sold under agreements to repurchase, and the floating rate borrowings from the FHLB account. Due to the short-term nature of these borrowings, fair values approximate carrying values.

**Long-term debt:** The fair value of this debt is estimated using discounted cash flows based on the Company's current incremental borrowing rate for similar types of borrowing arrangements as of December 31, 2011.

**Off-balance sheet instruments:** The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees currently charged to enter into such agreements.

Financial assets measured at fair value on a recurring basis at December 31, 2011 and 2010 are summarized below.

| | Fair Value Measurements at December 31, 2011 Using | | | |
|---|---|---|---|---|
| | Totals At December 31, 2011 | Quoted Prices in Active Markets For Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | (Dollars in Thousands) | | | |
| Mortgage-backed securities | $ 99,690,924 | $ — | $ 99,690,924 | $— |
| Obligations of states, counties and political subdivisions | 15,885,161 | — | 15,885,161 | — |
| Obligations of U.S. government sponsored agencies | 6,508,777 | — | 6,508,777 | — |
| U.S. treasury securities | 75,352 | — | 75,352 | — |
| Equity securities | 10,284 | 10,284 | — | — |

| | Fair Value Measurements at December 31, 2010 Using | | | |
|---|---|---|---|---|
| | Totals At December 31, 2010 | Quoted Prices in Active Markets For Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | (Dollars in Thousands) | | | |
| Mortgage-backed securities | $113,397,231 | $ — | $113,397,231 | $— |
| Obligations of states, counties and political subdivisions | 22,185,797 | — | 22,185,797 | — |
| Equity securities | 213,823 | 213,823 | — | — |
| U.S. treasury securities | 80,369 | — | 80,369 | — |

Assets Measured at Fair Value on a Recurring Basis

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated statements of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

*Available-for-Sale Securities*

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. Level 2 fair values are obtained from quoted prices of securities with similar characteristics. In certain cases, where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Currently, all of the Company's available-for-sale securities are considered to be Level 2 securities, except for $10,284 and $213,823 for 2011 and 2010, respectively, in equity securities that are considered to be Level 1 securities.

Financial Assets Measured at Fair Value on a Nonrecurring Basis

The Company is required to measure certain assets at fair value on a nonrecurring basis, including impaired loans. Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan is confirmed. Loans, net of specific allowances, subject to this evaluation amounted to $16,245,779 and $19,900,745 as of December 31, 2011 and 2010, respectively. This valuation would be considered Level 3, consisting of appraisals of underlying collateral and discounted cash flow analysis.

*Non-Financial Assets and Non-Financial Liabilities Measured at Fair Value*

The Company has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

During 2011, certain foreclosed assets, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses based upon the fair value of the foreclosed asset. The fair value of a foreclosed asset, upon initial recognition, is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. Foreclosed assets measured at fair value upon initial recognition totaled $5,115,994 (utilizing Level 3 valuation inputs) during 2011 and $7,084,265 in 2010. In connection with the measurement and initial recognition of the foregoing foreclosed assets, the Company has recognized charge-offs of the allowance for possible loan losses totaling approximately $2,514,983 in 2011, and $4,268,544 in 2010. Foreclosed assets totaling $14,157,679 were remeasured at fair value in 2011, resulting in impairment loss of $6,389,774 on other real estate owned. Foreclosed assets remeasured at fair value subsequent to initial recognition during 2010 totaled $6,787,500, resulting in impairment loss of $3,537,982.

The estimated fair value and related carrying or notional amounts of the Company's financial instruments at December 31, 2011 and 2010 were as follows:

| | 2011 | | 2010 (Restated) | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| | (In Thousands) | | | |
| Assets: | | | | |
| Cash and cash equivalents | $ 52,797 | $ 52,797 | $ 13,532 | $ 13,532 |
| Investment securities available-for-sale | 122,170 | 122,170 | 135,877 | 135,877 |
| Investment securities held-to-maturity | 1,170 | 1,170 | 1,210 | 1,197 |
| Federal Home Loan Bank stock | 2,861 | 2,861 | 5,093 | 5,093 |
| Accrued interest receivable | 3,958 | 3,958 | 5,110 | 5,110 |
| Loans, net of unearned | 381,085 | 383,879 | 387,478 | 387,594 |
| Liabilities: | | | | |
| Deposits | 527,073 | 528,741 | 503,530 | 505,521 |
| Short-term borrowings | 356 | 356 | 970 | 970 |
| Long-term debt | 20,000 | 20,383 | 30,000 | 31,362 |
| Accrued interest payable | 790 | 790 | 2,235 | 2,235 |

## 21. UNITED SECURITY BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

### Statements of Condition

| | Year-Ended December 31, | |
|---|---|---|
| | 2011 | 2010 (Restated) |
| ASSETS: | | |
| Cash on deposit | $ 291,113 | $ 303,868 |
| Investment in subsidiaries | 66,400,536 | 73,470,475 |
| Investment securities available-for-sale | — | 203,520 |
| Other assets | 1 | 987,343 |
| TOTAL ASSETS | $66,691,650 | $74,965,206 |
| LIABILITIES: | | |
| Other liabilities | $ 484,352 | $ 442,767 |
| SHAREHOLDERS' EQUITY | 66,207,298 | 74,522,439 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $66,691,650 | $74,965,206 |

### Statements of Income

| | Year-Ended December 31, 2011 | 2010 (Restated) |
|---|---|---|
| INCOME | | |
| Dividend income, First United Security Bank | $ 391,272 | $ 3,013,988 |
| Interest income | 3,231 | 1,325 |
| Investment securities gains, net | 78,607 | — |
| Total income | $ 473,110 | $ 3,015,313 |
| EXPENSE | 1,451,865 | 348,430 |
| INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES | (978,755) | 2,666,883 |
| EQUITY IN (DISTRIBUTIONS IN EXCESS OF) UNDISTRIBUTED LOSS OF SUBSIDIARIES | (8,096,955) | (5,972,958) |
| NET LOSS | $(9,075,710) | $(3,306,075) |
| Less: Net loss attributable to noncontrolling interest | (763) | (125,294) |
| NET LOSS ATTRIBUTABLE TO USBI | $(9,074,947) | $(3,180,781) |

### Statements of Cash Flows

| | Year-Ended December 31, 2011 | 2010 (Restated) |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss attributable to USBI | $(9,074,947) | $(3,180,781) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Distributions in excess of undistributed income of subsidiaries | 8,096,192 | 5,847,665 |
| Gain on sale of securities, net | (78,607) | — |
| Decrease in other assets | 987,342 | — |
| Increase in other liabilities | 71,900 | 75,741 |
| Net cash provided by operating activities | 1,880 | 2,742,625 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Capital contribution to subsidiary | — | (70,000) |
| Proceeds from sales of investment securities, available for sale | 201,287 | — |
| Net cash provided by (used in) investing activities | 201,287 | (70,000) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Proceeds from issuance of common stock | 25,350 | — |
| Cash dividends paid | (241,272) | (2,653,988) |
| Net cash used in financing activities | (215,922) | (2,653,988) |
| DECREASE (INCREASE) IN CASH | (12,755) | 18,637 |
| CASH AT BEGINNING OF YEAR | 303,868 | 285,231 |
| CASH AT END OF YEAR | $ 291,113 | $ 303,868 |

## 22. QUARTERLY DATA (UNAUDITED)

| | Year-Ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2011 | | | | 2010 | | | |
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter (Restated) | Third Quarter | Second Quarter | First Quarter |
| Interest income | $ 10,596 | $10,699 | $10,607 | $10,444 | $ 10,972 | $11,417 | $11,185 | $11,254 |
| Interest expense | 1,645 | 1,727 | 1,779 | 1,867 | 2,167 | 2,452 | 2,531 | 2,923 |
| Net interest income | 8,951 | 8,972 | 8,828 | 8,577 | 8,805 | 8,965 | 8,654 | 8,331 |
| Provision for loan losses | 13,626 | 2,262 | 1,609 | 1,305 | 12,320 | 1,386 | 3,682 | 1,743 |
| Net interest income (loss), after provision for loan losses | (4,675) | 6,710 | 7,219 | 7,272 | (3,515) | 7,579 | 4,972 | 6,588 |
| Non-interest: | | | | | | | | |
| Income | 3,748 | 1,595 | 2,196 | 1,189 | 563 | 1,401 | 1,153 | 5,374 |
| Expense | 14,109 | 10,593 | 8,151 | 7,435 | 7,764 | 8,729 | 6,951 | 7,003 |
| Income (loss) before income taxes | (15,036) | (2,288) | 1,264 | 1,026 | (10,716) | 251 | (826) | 4,959 |
| (Benefits from) provision for income taxes | (5,547) | (979) | 361 | 207 | (4,247) | (100) | (478) | 1,799 |
| Net income (loss) after taxes | (9,489) | (1,309) | 903 | 819 | (6,469) | 351 | (348) | 3,160 |
| Less: Net loss attributable to noncontrolling interest | — | — | (1) | — | — | — | — | (125) |
| Net income (loss) attributable to USBI after taxes | $ (9,489) | $ (1,309) | $ 904 | $ 819 | $ (6,469) | $ 351 | $ (348) | $ 3,285 |
| Earnings (losses) per common share: | | | | | | | | |
| Basic and diluted earnings (losses) attributable to USBI | $ (1.58) | $ (0.22) | $ 0.15 | $ 0.14 | $ (1.08) | $ 0.06 | $ (0.06) | $ 0.55 |

## Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

## Item 9A. Controls and Procedures.

### Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

Bancshares maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in Bancshares' Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to Bancshares' management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

The management of Bancshares carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of Bancshares' disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of December 31, 2011, pursuant to the evaluation of these controls and procedures required by Rule 13a-15 of the Exchange Act. Based upon that evaluation, Bancshares' management concluded, as of December 31, 2011, that Bancshares' disclosure controls and procedures are effective to ensure that the information required to be disclosed in Bancshares' periodic filings with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified.

There were no changes in Bancshares' internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, Bancshares' internal control over financial reporting.

### Management's Report on Internal Control Over Financial Reporting

This report is included in Item 8 on page 45 and is incorporated herein by reference.

## Item 9B. Other Information.

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance.

Bancshares has adopted a Code of Business Conduct and Ethics for directors, officers (including Bancshares' Chief Executive Officer and Chief Financial Officer) and employees. The Code of Business Conduct and Ethics is incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2003. Bancshares will provide any interested person a copy of the Code of Business Conduct and Ethics free of charge, upon written request to United Security Bancshares, Inc., Attention: Beverly J. Dozier, Corporate Secretary, 131 West Front Street, Post Office Box 249, Thomasville, Alabama 36784, (334) 636-5424.

Other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2012 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

### Item 11. Executive Compensation.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2012 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

#### Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes, as of December 31, 2011, the securities that have been authorized for issuance under Bancshares' equity compensation plan, the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan (the "Directors' Plan"). The Directors' Plan permits non-employee directors to defer their directors' fees and receive the adjusted value of the deferred amounts in cash and/or in Bancshares' common stock and was approved by shareholders in 2004.

**Equity Compensation Plan Information**

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance (c) (excluding securities reflected in column (a))(1) |
|---|---|---|---|
| Equity compensation plans approved by shareholders | 38,405 | $0.00(2) | 0 |
| Equity compensation plans not approved by shareholders | 0 | $0.00 | 0 |
| Total | 38,405 | $0.00(2) | 0 |

(1) Does not include shares reserved for future issuance under the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan.

(2) Does not include amounts deferred pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, as there is no exercise price associated with these deferred amounts.

Other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2012 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

### Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2012 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

### Item 14. Principal Accounting Fees and Services.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2012 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules.

**(a)(1) Financial Statements.**

The consolidated financial statements of Bancshares and its subsidiaries, included herein in Item 8, are as follows:

Management's Report on Internal Control over Financial Reporting;

Report of Independent Registered Public Accounting Firm – Carr, Riggs & Ingram, LLC;

Consolidated Statements of Condition – December 31, 2011 and 2010 (Restated);

Consolidated Statements of Operations – Years Ended December 31, 2011 and 2010 (Restated);

Consolidated Statements of Shareholders' Equity – Years Ended December 31, 2011 and 2010 (Restated);

Consolidated Statements of Comprehensive Loss – Years Ended December 31, 2011 and 2010 (Restated);

Consolidated Statements of Cash Flows – Years Ended December 31, 2011 and 2010 (Restated); and

Notes to Consolidated Financial Statements – Years Ended December 31, 2011 and 2010.

**(a)(2) Financial Statement Schedules.**

The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable, or the required information is shown in the financial statements or notes thereto, which are incorporated by reference at subsection (a)(1) of this Item above.

**(a)(3)&(b)Exhibits.**

The exhibits listed on the Exhibit Index beginning on page 106 of this Form 10-K are filed herewith or are incorporated herein by reference.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 30th day of March, 2012.

UNITED SECURITY BANCSHARES, INC.

By: /s/ James F. House
James F. House
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ James F. House<br>James F. House | President, Chief Executive Officer and Director (Principal Executive Officer) | March 30, 2012 |
| /s/ Robert Steen<br>Robert Steen | Vice President, Treasurer, Assistant Secretary, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer, Principal Accounting Officer) | March 30, 2012 |
| /s/ Dan R. Barlow<br>Dan R. Barlow | Director | March 29, 2012 |
| /s/ Andrew C. Bearden, Jr.<br>Andrew C. Bearden, Jr. | Director | March 29, 2012 |
| /s/ Linda H. Breedlove<br>Linda H. Breedlove | Director | March 29, 2012 |
| /s/ Gerald P. Corgill<br>Gerald P. Corgill | Director | March 29, 2012 |
| /s/ John C. Gordon<br>John C. Gordon | Director | March 29, 2012 |
| /s/ William G. Harrison<br>William G. Harrison | Director | March 29, 2012 |
| /s/ Hardie B. Kimbrough<br>Hardie B. Kimbrough | Director | March 29, 2012 |
| /s/ J. Lee McPhearson<br>J. Lee McPhearson | Director | March 29, 2012 |

| Signature | Title | Date |
| --- | --- | --- |
| /s/ Jack W. Meigs<br>Jack W. Meigs | Director | March 29, 2012 |
| /s/ Howard M. Whitted<br>Howard M. Whitted | Director | March 29, 2012 |
| /s/ Bruce N. Wilson<br>Bruce N. Wilson | Director | March 29, 2012 |

**EXHIBIT INDEX**
**ITEM 15(a)(3)**

| Exhibit No. | Description |
|---|---|
| 3.1 | Certificate of Incorporation of Bancshares, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 1999. |
| 3.2 | Amended and Restated Bylaws of United Security Bancshares, Inc., incorporated herein by reference to Exhibit 3(ii) to the Current Report on Form 8-K filed on August 29, 2007. |
| 3.2A | First Amendment to the Bylaws of United Security Bancshares, Inc., incorporated herein by reference to Exhibit 3(ii) to the Current Report on Form 8-K filed on February 24, 2012. |
| 10.1 | Employment Agreement dated November 7, 2011, between Bancshares, First United Security and James F. House, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 8, 2011.* |
| 10.2 | Form of Director Indemnification Agreement between Bancshares and its directors, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 30, 2009.* |
| 10.3 | United Security Bancshares, Inc. Long Term Incentive Compensation Plan, incorporated herein by reference to the Appendices to Form S-4 dated April 16, 1997 (No. 333-31241).* |
| 10.4 | First United Security Bank Salary Continuation Agreement dated September 20, 2002, with Dan Barlow, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.4A | First Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for Dan Barlow dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.5 | First United Security Bank Salary Continuation Agreement dated September 20, 2002, with William D. Morgan, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.5A | First Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for William D. Morgan dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.6 | First United Security Bank Salary Continuation Agreement dated September 20, 2002, with Terry Phillips, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.6A | First Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for Terry Phillips dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.6B | Second Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for Terry Phillips dated June 30, 2011.* |
| 10.7 | First United Security Bank Salary Continuation Agreement dated September 20, 2002, with Larry Sellers, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.7A | First Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for Larry Sellers dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.8 | First United Security Bank Salary Continuation Agreement dated September 20, 2002, with Robert Steen, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |

| Exhibit No. | Description |
|---|---|
| 10.8A | First Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for Robert Steen dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.9 | First United Security Bank Director Retirement Agreement dated October 14, 2002, with Dan R. Barlow, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2002.* |
| 10.9A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 14, 2002 for Dan R. Barlow dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.10 | First United Security Bank Director Retirement Agreement dated October 17, 2002, with Linda H. Breedlove, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.10A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Linda H. Breedlove dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.11 | First United Security Bank Director Retirement Agreement dated October 21, 2002, with Gerald P. Corgill, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.11A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 21, 2002 for Gerald P. Corgill dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.12 | First United Security Bank Director Retirement Agreement dated October 16, 2002, with Wayne C. Curtis, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.12A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 16, 2002 for Wayne C. Curtis dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.13 | First United Security Bank Director Retirement Agreement dated October 17, 2002, with John C. Gordon, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.13A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for John C. Gordon dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.14 | First United Security Bank Director Retirement Agreement dated October 16, 2002, with William G. Harrison, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2002.* |
| 10.14A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 16, 2002 for William G. Harrison dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.15 | First United Security Bank Director Retirement Agreement dated October 17, 2002, with Hardie B. Kimbrough, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.15A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Hardie B. Kimbrough dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |

| Exhibit No. | Description |
| --- | --- |
| 10.16 | First United Security Bank Director Retirement Agreement dated October 17, 2002, with Jack Meigs, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.16A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Jack Meigs dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.17 | First United Security Bank Director Retirement Agreement dated October 17, 2002, with Ray Sheffield, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.17A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Ray Sheffield dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.18 | First United Security Bank Director Retirement Agreement dated October 16, 2002, with J. C. Stanley, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.18A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 17 (sic), 2002 for J.C. Stanley dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.19 | First United Security Bank Director Retirement Agreement dated October 17, 2002, with Howard M. Whitted, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.19A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Howard M. Whitted dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.20 | First United Security Bank Director Retirement Agreement dated October 17, 2002, with Bruce N. Wilson, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.* |
| 10.20A | First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Bruce N. Wilson dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.21 | First United Security Bank Director Retirement Agreement dated November 17, 2011, with Andrew C. Bearden, Jr.* |
| 10.22 | First United Security Bank Director Retirement Agreement dated November 30, 2011, with J. Lee McPhearson.* |
| 10.23 | United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2003.* |
| 10.23A | Amendment One to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan dated December 18, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.* |
| 10.23B | Amendment Two to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan dated December 30, 2010, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2010 (as originally filed on March 15, 2011).* |

| Exhibit No. | Description |
|---|---|
| 10.24 | Separation Agreement and Mutual Release dated June 30, 2011, by and between Bancshares, First United Security and R. Terry Phillips incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on July 6, 2011.* |
| 10.25 | United Security Bancshares, Inc. Summary of Directors' Fees, effective August 24, 2011.* |
| 14 | United Security Bancshares, Inc. Code of Business Conduct and Ethics, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2003. |
| 18 | Letter from Carr, Riggs & Ingram, LLC re: change in accounting principle. |
| 21 | Subsidiaries of United Security Bancshares, Inc. |
| 23 | Consent of Carr, Riggs & Ingram, LLC. |
| 31.1 | Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended. |
| 31.2 | Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended. |
| 32 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

* Indicates a management contract or compensatory plan or arrangement.

# BOARD OF DIRECTORS

**Dan R. Barlow**
Retired Assistant Vice President of United Security Bancshares, Inc. and Executive Vice President, City President of First United Security Bank

**Andrew C. Bearden, Jr.**
Certified Public Accountant
Consultant, BEACO Consulting, LLC

**Linda H. Breedlove**
Retired Publisher and Editor of The South Alabamian, Inc.

**Gerald P. Corgill**
President of Dozier Hardware Company, Inc.

**John C. Gordon**
President of Forest Services, Inc. and President of SS&J Land Company, Inc.

**William G. Harrison**
Retired Timber Settlements and Records Manager for Linden Lumber Company

**James F. House**
President and Chief Executive Officer of United Security Bancshares, Inc. and First United Security Bank

**Hardie B. Kimbrough**
Of Counsel with the Gilmore Law Firm and Retired Presiding Circuit Judge for the First Judicial Circuit of the State of Alabama

**J. Lee McPhearson**
Attorney at Law, Attorney for Choctaw County

**Jack W. Meigs**
Circuit Judge for the Fourth Judicial Circuit of the State of Alabama

**Howard M. Whitted**
Retired Forester for Weyerhaeuser and Forester for Whitted Family Holdings

**Bruce N. Wilson**
Partner in the Law Firm of Wilson & Drinkard

# EXECUTIVE OFFICERS

**James F. House**
President and Chief Executive Officer of United Security Bancshares, Inc. and First United Security Bank

**Beverly J. Dozier**
Vice President, Secretary and Assistant Treasurer of United Security Bancshares, Inc. and Senior Vice President, Executive Administration of First United Security Bank

**Eric H. Mabowitz**
Executive Vice President, Retail Division, Branch Administrator, and Director of Community Lending of First United Security Bank

**Donald P. Maughan, II**
Executive Vice President, Commercial Lending Division, and Senior Lender of First United Security Bank

**Robert Steen**
Vice President, Treasurer, Assistant Secretary, Chief Financial Officer and Principal Accounting Officer of United Security Bancshares, Inc. and Executive Vice President, Chief Financial Officer of First United Security Bank

**J. Daniel Matheson, III**
Investment Officer of United Security Bancshares, Inc. and Senior Vice President, Investment Officer of First United Security Bank

**Craig B. Nelson**
Executive Vice President, Credit Division, and Chief Credit Officer of First United Security Bank

**William C. Mitchell**
President and Chief Executive Officer of Acceptance Loan Company, Inc.

# FIRST UNITED SECURITY BANK
# BRANCH LOCATIONS

## CORPORATE OFFICE

**131 West Front Street**
**Thomasville, Alabama 36784**
**(334) 636-5424**

## SOUTHERN REGION

**Jimmy D. Sheffield, Regional Manager**

Rosie P. Moore, Office Manager
131 West Front Street
Thomasville, AL 36784
(334) 636-5424

Darrell C. Wilkinson, Branch Manager
32451 Highway 43 South
Thomasville, AL 36784
(334) 637-0078

Donna A. Champion, Branch Manager
33445 Highway 43 North
Thomasville, AL 36784
(334) 636-5429

Kim C. McLendon, Branch Manager
1910 Highway 178
Fulton, AL 36446
(334) 636-5474

Kim C. McLendon, Branch Manager
131 Main Street
Grove Hill, AL 36451
(251) 275-4111

Kim C. McLendon, Branch Manager
102 Cobb Street
Grove Hill, AL 36451
(251) 275-4380

Patricia W. Paul, Branch Manager
2101 College Avenue
Jackson, AL 36545
(251) 246-2445

Patricia W. Paul, Branch Manager
688 Highway 84
Coffeeville, AL 36524
(251) 276-3291

Margaret F. Pritchard, Office Manager
208 Commerce Street
Jackson, AL 36545
(251) 246-1505

Georgia R. Dozier, Branch Manager
305 South Mulberry Avenue
Butler, AL 36904
(205) 459-3011

Sonja M. Brown, Branch Manager
43 Melvin Road
Gilbertown, AL 36908
(251) 843-2211

## NORTHERN REGION

**Richard Key, Regional Manager**

Willie R. Dunn, Branch Manager
2334 Main Street
Brent, AL 35034
(205) 926-4627

Ken Cottingham, Branch Manager
135 Belcher Street
Centreville, AL 35042
(205) 926-4861

John Upchurch, Branch Manager
20041 Highway 11
Woodstock, AL 35188
(205) 938-7873

Christopher Alvis, Interim Branch Manager
22170 Highway 216
McCalla, AL 35111
(205) 477-4623

Mischelle Grogan, Branch Manager
52 Wheat Street
Harpersville, AL 35078
(205) 672-8752

Parrish B. Argo, Branch Manager
4720 Highway 31 South
Calera, AL 35040
(205) 668-0425

Richard Key, Acting Branch Manager
8710 Highway 69 South
Tuscaloosa, AL 35405
(205) 242-0044

Dawn Carden, Assistant Branch Manager
225 West College Street
Columbiana, AL 35051
(205) 669-3550

## UNITED SECURITY BANCSHARES, INC.

*Directors*

Dan R. Barlow
Andrew C. Bearden, Jr.
Linda H. Breedlove
Gerald P. Corgill
John C. Gordon
William G. Harrison
James F. House
Hardie B. Kimbrough
J. Lee McPhearson
Jack W. Meigs
Howard M. Whitted
Bruce N. Wilson

## FIRST UNITED SECURITY BANK

*Directors*

Dan R. Barlow
Andrew C. Bearden, Jr.
Linda H. Breedlove
Gerald P. Corgill
John C. Gordon
William G. Harrison
James F. House
Hardie B. Kimbrough
J. Lee McPhearson
Jack W. Meigs
Howard M. Whitted
Bruce N. Wilson

## ACCEPTANCE LOAN COMPANY, INC.

*Directors*

Dan R. Barlow
Linda H. Breedlove
James F. House
Eric H. Mabowitz
William C. Mitchell
Robert D. Steen
Howard M. Whitted
Bruce N. Wilson

## FUSB REINSURANCE, INC.

*Directors*

Linda H. Breedlove
William G. Harrison
James F. House
J. Daniel Matheson, III
Jack W. Meigs
Bruce N. Wilson

# CORPORATE INFORMATION

## COMMON STOCK

United Security Bancshares, Inc. common stock is listed on the NASDAQ Capital Market and is traded under the symbol USBI and Cusip number 911459105. As of March 14, 2012, there were 6,036,792 outstanding shares, 7,317,560 issued shares and approximately 848 shareholders of record.

## CORPORATE OFFICES

131 West Front Street / P.O. Box 249
Thomasville, AL 36784
Telephone: (334) 636-5424

## STOCK MARKET INFORMATION

The Company has declared cash dividends on its common stock on a quarterly basis in the past two years as follows:

| Fiscal Year | Dividends Declared On Common Stock (Per Annum) |
|---|---|
| 2010 | 0.44 |
| 2011 (first quarter only) | 0.04 |

Dividends are paid at the discretion of the Company's Board of Directors, based on the Company's operating performance and financial position, including earnings, capital and liquidity. Dividends from the Bank are the Company's primary source of funds for the payment of dividends to shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to the Company. In addition, federal and state regulatory agencies have the authority to prevent the Company from paying a dividend to shareholders. The Company has not paid a dividend to our shareholders since the first quarter of 2011 due to substantial net losses at the Bank, and the Company can make no assurances that it will be able or permitted to pay dividends in the future.

The sale price ranges by quarter for 2010 and 2011 are listed as follows:

| 2010 | High | Low |
|---|---|---|
| First Quarter | $17.69 | $13.40 |
| Second Quarter | 16.78 | 8.14 |
| Third Quarter | 11.49 | 7.81 |
| Fourth Quarter | 11.50 | 8.50 |

| 2011 | High | Low |
|---|---|---|
| First Quarter | $13.03 | $ 7.37 |
| Second Quarter | 8.65 | 4.66 |
| Third Quarter | 7.21 | 3.02 |
| Fourth Quarter | 6.00 | 3.80 |

## LEGAL COUNSEL

Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North, Suite 2400
Birmingham, AL 35203
Telephone: (205) 254-1000

## AUDITORS

Carr, Riggs & Ingram, LLC
188 North Foster Street, Suite 201
Dothan, AL 36303
Telephone: (334) 348-1326

## TRANSFER & PAYING AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone: (800) 368-5948

## MARKET MAKERS

Ryan Beck & Company
220 South Orange Avenue
Livingston, NJ 07039
Telephone: (973) 597-5875

Sterne Agee, Inc.
2800 Dauphin Street, Suite 102
Mobile, AL 36606
Telephone: (877) 607-8625

Wells Fargo Advisors
Colonial Bank Building, Suite 220
Mobile, AL 36608
Telephone: (800) 251-4389

## FINANCIAL PUBLICATIONS

Form 10-K is the Company's annual report filed with the Securities and Exchange Commission. A copy of the Company's Form 10-K for the fiscal year ended December 31, 2011 is available on the SEC's website at http://www.sec.gov, and this 2011 Annual Report is available at http://www.cfpproxy.com/4328. The Company's Form 10-K and other SEC filings will be available on the Bank's website at www.firstusbank.com. These materials may also be obtained, without charge, upon written request to Beverly J. Dozier, Secretary, United Security Bancshares, Inc., at the corporate office.

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784
Telephone: 334-636-5424
www.firstusbank.com